    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 1999.

                                                         REGISTRATION NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            PRESLEY MERGER SUB, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                 DELAWARE                                     1531                                    33-0864902
     (STATE OR OTHER JURISDICTION OF              (PRIMARY STANDARD INDUSTRIAL                     (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)              CLASSIFICATION CODE NUMBER)                    IDENTIFICATION NO.)

                               19 CORPORATE PLAZA
                            NEWPORT BEACH, CA 92660
                                 (949) 640-6400
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                                 WADE H. CABLE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               19 CORPORATE PLAZA
                            NEWPORT BEACH, CA 92660
                                 (949) 640-6400
    (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                    COPY TO:

               NANCY M. HARLAN, ESQ.                              KEITH PAUL BISHOP, ESQ.
               THE PRESLEY COMPANIES                                IRELL & MANELLA LLP
                19 CORPORATE PLAZA                          840 NEWPORT CENTER DRIVE, SUITE 400
              NEWPORT BEACH, CA 92660                             NEWPORT BEACH, CA 92660
                  (949) 640-6400                                      (949) 760-0991

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon consummation of the Merger described herein.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------ .

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------------ .
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM        PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF           AMOUNT TO BE           OFFERING PRICE        AGGREGATE OFFERING          AMOUNT OF
 SECURITIES TO BE REGISTERED        REGISTERED(1)            PER UNIT(2)               PRICE(3)          REGISTRATION FEE(4)
------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 par value      10,439,135 shares            $3.90625             $40,777,871.09            $11,336.25
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Based upon an estimate of the maximum number of shares of common stock, $0.01 par value per share, of The Presley Companies that will be exchanged for shares of common stock, $0.01 par value, of Presley Merger Sub, Inc. pursuant to the merger described herein after giving effect to the 1 for 5 exchange ratio in the merger.

(2) Estimated solely for the purpose of calculating the registration fee, based upon the average of the high and low prices for the Presley Series A Common Stock on October 6, 1999, as reported on the NYSE after giving effect to the 1 for 5 exchange ratio in the merger.

(3) Registration fee was determined pursuant to Rule 457(f)(1) under the Securities Act of 1933 by reference to the market value as of October 6, 1999 (as determined pursuant to Rule 457(c) of the Securities Act of 1933) of the Series A Common Stock and Series B Common Stock of The Presley Companies, which is proposed to be cancelled in the merger in exchange for the securities registered on this Form after giving effect to the 1 for 5 exchange ratio in the merger.

(4) The registration fee of $11,336.25 was calculated pursuant to Rule 457(f) under the Securities Act by multiplying .000278 times the proposed maximum aggregate offering price. Pursuant to Rule 457(b) under the Securities Act, the registration fee was reduced in an amount equal to the $7,503.13 paid with respect to the merger pursuant to Section 14(g) of the Securities Exchange Act of 1934 (Commission File No. 1-10830). The remaining fee of $3,833.12 was paid in accordance with Rule 111.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             THE PRESLEY COMPANIES
                               19 CORPORATE PLAZA
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 640-6400

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON NOVEMBER 5, 1999

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders of The Presley Companies will be held at the executive offices of The Presley Companies, located at 19 Corporate Plaza, Newport Beach, California, on Friday, November 5, 1999 at 6:30 a.m. Pacific Time, for the following purposes:

     1. To consider and vote upon a proposal to adopt a certificate of ownership and merger pursuant to which The Presley Companies will merge with and into Presley Merger Sub, Inc., a newly-formed Delaware corporation and wholly owned subsidiary of The Presley Companies, with Presley Merger Sub, Inc. being the surviving corporation. In the merger, each outstanding share of common stock of The Presley Companies will become exchangeable for 0.2 share of common stock of Presley Merger Sub, Inc. Upon completion of the merger, the surviving corporation will be named "The Presley Companies."

     2. To transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

     The Board of Directors of Presley has fixed September 15, 1999 as the record date to determine the stockholders entitled to notice of and to vote at the special meeting. Only those stockholders of record as of the close of business on that date will be entitled to vote at the special meeting or at any adjournments or postponements thereof.

     IF YOU ARE A HOLDER OF PRESLEY'S SERIES A COMMON STOCK OR SERIES B COMMON STOCK, PLEASE COMPLETE, DATE, SIGN AND MAIL THE ENCLOSED PROXY CARD IN THE ACCOMPANYING RETURN ADDRESSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO AT ANY TIME BEFORE THE VOTING BY DELIVERING TO PRESLEY A WRITTEN NOTICE OF REVOCATION OR A DULY EXECUTED PROXY BEARING A LATER DATE OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.

     PLEASE DO NOT SEND ANY CERTIFICATES FOR YOUR STOCK AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL RECEIVE A LETTER OF TRANSMITTAL AND INSTRUCTIONS REGARDING THE SURRENDER OF YOUR STOCK CERTIFICATES.

                                          By Order of the Board of Directors,

                                          [Foster signature]
                                          Linda L. Foster
                                          Vice President and Corporate Secretary

October 7, 1999
Newport Beach, California

                            PRESLEY MERGER SUB, INC.

                           PROXY STATEMENT/PROSPECTUS

     The Board of Directors of The Presley Companies has approved the merger of The Presley Companies with and into its wholly owned subsidiary, Presley Merger Sub, Inc., which will be the surviving corporation in the merger and at the effective time of the merger, will change its name to "The Presley Companies." The principal purpose of the merger is to help preserve Presley's substantial tax net operating loss carryforwards for use in offsetting future taxable income. Under current tax law, an ownership change could severely limit Presley's ability to use these tax benefits. Through the merger, Presley will implement stock transfer restrictions to reduce the risk of an ownership change. Presley cannot currently prevent the occurrence of an ownership change. If approved, the merger will help reduce, but not eliminate, the risk of unfavorable ownership changes by including stock transfer restrictions in the surviving corporation's certificate of incorporation and legends on the shares of its common stock.

     Presley has entered into an agreement pursuant to which its wholly owned subsidiary, Presley Homes, has agreed to purchase, subject to adjustment, substantially all of the assets of William Lyon Homes, Inc. for a purchase price of $48 million and the assumption of substantially all of the liabilities of William Lyon Homes. Pursuant to this agreement, William Lyon and his son, William H. Lyon, have agreed to commence a tender offer to purchase up to 10,678,792 shares, representing 20.46% of Presley's outstanding Common Stock at a price of $0.655 per share in cash. The Lyons are not obligated pursuant to the purchase agreement to increase the offer price per share in the tender offer even if the offer price is below recent market prices for Presley's Series A Common Stock. The Lyons have advised Presley that they do not presently intend to increase the tender offer price to meet or exceed the market price of the Series A Common Stock. Notwithstanding the current market price, the Lyons have advised Presley that they believe that the tender offer may be attractive to certain stockholders, particularly stockholders holding a large number of shares, in that it provides them with an opportunity for liquidity which may not otherwise exist, given the relatively limited trading volume of the Series A Common Stock and the existence of the transfer restrictions following consummation of the merger.

     The obligation of the Lyons to pay for tendered shares is conditioned upon, among other things, there being a minimum of 1,989,180 shares of Series A Common Stock validly tendered and not withdrawn prior to the expiration of the tender offer. Pursuant to the Purchase Agreement, the Lyons have agreed to extend the tender offer if, among other things, the minimum condition is not satisfied on the initial scheduled expiration date of the tender offer. Such extension shall be for such number of days as may be necessary to allow the minimum condition to be satisfied, but in no event shall the Lyons be obligated to extend the expiration date of the tender offer beyond November 30, 1999 if the minimum condition is not satisfied. If this minimum condition is not satisfied following completion of the tender offer, the Lyons may waive the minimum condition and William Lyon Homes may proceed with the purchase of shares pursuant to the tender offer. If the Lyons do not waive the minimum condition, William Lyon Homes will not be obligated to close the sale of assets pursuant to the Purchase Agreement. The Lyons have advised Presley that they have not made, and do not intend to make, any determination to waive the minimum condition until at least five business days prior to the initial expiration date of the tender offer.

     Once the asset purchase has closed, the Lyons are required to close their tender offer, subject only to any action by governmental entities that would prohibit completion of the tender offer, the merger, the asset purchase or the purchase of Series B Common Stock.

     William Lyon Homes has also entered into agreements with three of the holders of Presley's Series B Common Stock to purchase 9,434,813 shares, subject to adjustment, of

Series B Common Stock. Each of these transactions is expected to be consummated prior to the effective time of the merger.

     William Lyon is the Chairman of the Board of Presley, and he and his son, William H. Lyon, own William Lyon Homes. As a result of these transactions, William Lyon and his affiliates are expected to own an aggregate of approximately 49% of Presley's outstanding shares of Common Stock at the effective time of the merger. Because the transfer restrictions will generally prohibit any person from acquiring a significant or controlling interest in Presley, implementation of the transfer restrictions will make it difficult for a third party to acquire Presley even if doing so would benefit its stockholders. The closing of each of the asset purchase and the tender offer is conditioned on, among other things, the approval of the merger by Presley's stockholders. The closing of the tender offer is also conditioned on, among other things, the closing of the asset purchase. The consummation of the merger is conditioned on, among other things, the closing of the asset purchase, the tender offer and the purchase of shares pursuant to the Series B Purchase Agreements. Presley does not intend to waive any of these conditions to the merger. No vote of Presley's stockholders is required under applicable law with respect to either the asset purchase or tender offer, and the asset purchase agreement and tender offer will not be submitted for stockholder approval at the special meeting.

     In the merger, each outstanding share of Presley's Series A Common Stock and Series B Common Stock will be converted into 0.2 share of Merger Sub common stock. Prior to the merger, there has been no public market for the common stock of Merger Sub. A technical original listing was made to the listing application of Presley with the NYSE and the NYSE has approved for listing the common stock of Merger Sub under the symbol "PDC."

     To complete the merger, a majority of the holders of Presley's Series A Common Stock and Series B Common Stock voting together as a single class must vote in favor of the certificate of ownership and merger. Your vote is very important. If you are a Series A stockholder or Series B stockholder of Presley, please take the time to vote by completing and mailing the enclosed proxy card to us whether or not you plan to attend the meeting. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as FOR the certificate of ownership and merger. If you don't return your proxy card, or if you don't instruct your broker how to vote any shares held for you in "street name," the effect will be the same as a vote against the certificate of ownership and merger.

     The date, time and location of the special meeting are:
                      ------------------------------------

                 19 Corporate Plaza, Newport Beach, California,
              Friday, November 5, 1999, 6:30 a.m., California time

     This Proxy Statement/Prospectus gives you detailed information about the proposed merger, and it includes a copy of the certificate of ownership and merger as Appendix A. It also constitutes a prospectus of Merger Sub with respect to the shares of common stock to be issued pursuant to the merger in exchange for the outstanding shares of Presley Common Stock.

                /s/ WILLIAM LYON                       /s/ WADE H. CABLE
                    William Lyon                         Wade H. Cable
               Chairman of the Board                  President and Chief
                                                       Executive Officer

     CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 8 OF THIS PROXY
                             STATEMENT/PROSPECTUS.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURES IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                PROXY STATEMENT/PROSPECTUS DATED OCTOBER 7, 1999
        FIRST MAILED TO PRESLEY STOCKHOLDERS ON OR ABOUT OCTOBER 7, 1999

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Questions and Answers About the Certificate of Ownership and
  Merger....................................................      1
Summary.....................................................      4
Risk Factors................................................      8
  Risks Related to the Merger...............................      8
     The imposition of transfer restrictions may cause the
      market price of our stock to go down..................      8
     The transfer restrictions may make it difficult for a
      third party to acquire us even if doing so would
      benefit our stockholders..............................      8
     The transfer restrictions may not be enforceable and an
      ownership change may occur with the result that our
      ability to use the tax net operating loss
      carryforwards will be severely limited................      8
     Future legislation may result in us not being able to
      realize the tax benefits currently available..........      8
     We may not be able to use the existing tax benefits
      from the tax net operating loss carryforwards.........      8
     The IRS could challenge the amount of the NOLs thereby
      reducing the amount of tax benefits that we can use...      8
     The exchange ratio may adversely affect the market
      price or liquidity of Merger Sub common stock.........      9
     The NYSE has notified us that we do not meet the NYSE's
      current continued listing standards and delisting by
      the NYSE could adversely impact the liquidity and
      market price of our stock.............................      9
  Risks Related to Our Business.............................      9
     Our revenues may go down and results of operations may
      be adversely affected if demand for housing declines
      as a result of changes in economic and business
      conditions............................................      9
     Our financial position, future results and prospects
      may be adversely affected by a variety of risks, many
      of which are beyond our control.......................     10
     Governmental laws and regulations may increase our
      expenses, limit the number of homes that we can build
      or delay completion of our projects...................     10
     We may not be able to acquire desirable lots for
      residential buildout..................................     11
     Our requirement to repurchase senior notes may
      adversely affect our ability to acquire, hold and
      develop projects......................................     11
     We may not be able to succeed against our
      competitors...........................................     11
     Our operating results are variable and if we fail to
      meet the expectations of public market analysts and
      investors, the market price of our common stock may
      decline significantly.................................     11
     The forecasts and projections contained in this Proxy
      Statement/Prospectus may not prove to be accurate.....     11
  Risks Related to the Purchase Agreement with William Lyon
     Homes, Inc. ...........................................     12
     We may not complete the asset purchase and the market
      price for our common stock may decline
      significantly.........................................     12
     We will be more highly leveraged following the
      completion of the asset purchase and may not be able
      to service our debt, withstand adverse business
      conditions or capitalize on business opportunities....     12
     We may not be able to refinance our working capital
      facility and the senior notes when they mature........     12
     As a result of risks associated with the proposed
      purchase of assets from William Lyon Homes, we may not
      achieve the expected benefits of the acquisition......     12

                                                                PAGE
                                                                ----
     The ownership of up to 49.9% by the Lyons may adversely
      affect the market price or liquidity of Merger Sub
      common stock..........................................     13
     We need the consent of our lenders and joint venture
      partners to consummate the Purchase Agreement and
      merger................................................     13
Cautionary Statement Regarding Forward-Looking Statements...     13
References to Additional Information........................     14
Where You Can Find More Information.........................     15
The Special Meeting.........................................     16
  Matters to be Considered..................................     16
  Shares Outstanding and Entitled to Vote; Record Date......     16
  Votes Required............................................     16
  Voting, Solicitation and Revocation of Proxies............     17
The Merger..................................................     17
  General...................................................     17
  William Lyon and William H. Lyon..........................     19
  Background of the Merger and Purchase Agreement...........     20
  Series B Purchase Agreements..............................     25
  Recommendation of the Board of Directors of Presley and
     Reasons for the Merger.................................     27
  Reasons for the Approval of the Purchase Agreement by the
     Special Committee......................................     28
  Opinion of Warburg Dillon Read LLC........................     32
  Opinion of Houlihan Lokey Howard & Zukin Financial
     Advisors, Inc..........................................     39
  Financial Forecasts and Projection........................     45
  Preservation of Tax Benefits..............................     47
  Limitations on Use of NOLs................................     47
  Summary of Transfer Restrictions..........................     49
  Conditions to the Merger and Abandonment..................     52
  Description of the Capital Stock of Merger Sub............     53
  Certain Provisions of Delaware Corporate Law and Charter
     Documents..............................................     53
  Comparison of Certificate of Incorporation and Bylaws.....     54
  Appraisal Rights..........................................     55
  Board of Directors and Management of Merger Sub...........     55
  Security Ownership of Principal Stockholders and
     Management.............................................     58
  Conversion of Securities in the Merger....................     61
  Listing on NYSE...........................................     61
  Exchange of Certificates..................................     61
  Federal Income Tax Consequences...........................     62
  Pro Forma and Comparative Financial Information...........     63
  Effect of Agreements to Purchase Shares of Series B Common
     Stock and Tender Offer for Series A Common Stock.......     64
Purchase Agreement..........................................     65
Information About William Lyon Homes........................     79
     Selected Financial Data of William Lyon Homes..........     79
     Management's Discussion and Analysis of Financial
      Condition and Results of Operations of William Lyon
      Homes.................................................     80

                                                                PAGE
                                                                ----
Legal Matters...............................................     84
Other Matters...............................................     85
Index to Financial Statements...............................    F-1

APPENDICES
  A. Certificate of Ownership and Merger....................    A-1
  B. Certificate of Incorporation of Presley Merger Sub,
     Inc....................................................    B-1
  C. Bylaws of Presley Merger Sub, Inc......................    C-1
  D. Opinion of Warburg Dillon Read LLC.....................    D-1
  E. Opinion of Houlihan Lokey Howard & Zukin Financial
     Advisors, Inc..........................................    E-1

      QUESTIONS AND ANSWERS ABOUT THE CERTIFICATE OF OWNERSHIP AND MERGER

Q: WHAT IS THE PROPOSAL I AM BEING ASKED TO VOTE ON?

A: As a stockholder of Presley, you are being asked to approve the certificate of ownership and merger, which if completed, will result in Presley merging with and into its wholly owned subsidiary, Merger Sub, which will be the surviving corporation and will change its name to "The Presley Companies."

Q: WHY IS PRESLEY PROPOSING THIS MERGER?

A: We are proposing the merger in order to implement restrictions on the transfer of our common stock. These stock transfer restrictions will reduce, but not eliminate, the risk that an ownership change will occur that would limit the use of our substantial tax net operating loss carryforwards.

Q: WHY CAN'T PRESLEY SIMPLY AMEND ITS CERTIFICATE OF INCORPORATION OR BYLAWS TO
   IMPLEMENT THESE TRANSFER RESTRICTIONS?

A: If the transfer restrictions are simply implemented by an amendment to Presley's certificate of incorporation or bylaws, the transfer restrictions will not be binding on those stockholders who do not vote in favor of the amendment. However, if the transfer restrictions are imposed by merging with Merger Sub, they will be binding on all stockholders, even those who voted against the merger.

Q: DO THE STOCKHOLDERS OF MERGER SUB HAVE TO APPROVE THE CERTIFICATE OF
   OWNERSHIP AND MERGER?

A: No.

Q: WILL THE STOCKHOLDERS OF PRESLEY VOTE AT THE SPECIAL MEETING TO APPROVE
   EITHER THE TENDER OFFER OR THE PURCHASE OF SUBSTANTIALLY ALL OF THE ASSETS OF WILLIAM LYON HOMES?

A: No. On October 7, 1999 the Special Committee of independent directors appointed by Presley's Board of Directors gave final approval of the asset purchase and tender offer. No vote of Presley's stockholders at the special meeting is required by applicable law.

Q: WHAT WILL STOCKHOLDERS OF PRESLEY RECEIVE IN THE MERGER?

A: Presley stockholders will receive 0.2 share of Merger Sub common stock in exchange for every outstanding share of Presley common stock that they hold at the time of the merger. For example, if you currently own 5,000 shares of Presley common stock, then after the merger you will receive 1,000 shares of Merger Sub common stock. You will not receive any fractional shares. In case of any fractional interests, you will have the right for 30 days to purchase the additional fractional interests necessary to make up full shares or to sell your fractional interests. An agent appointed by Presley will buy and sell fractional interests for your account. At the end of 45 days, the agent will deliver your full shares and sale proceeds from any fractional interests.

Q: WHAT ARE MERGER SUB'S ASSETS, LIABILITIES AND BUSINESS OPERATIONS?

A: Merger Sub, as a newly-formed corporation, has only a nominal amount of assets and does not have any liabilities or business operations. Therefore, when Presley is merged with and into Merger Sub, the resulting company will have substantially the same assets, liabilities and business operations as Presley.

Q: WHAT WILL I OWN AFTER THE MERGER?

A: You will own approximately the same ownership percentage in Merger Sub, as you did in Presley immediately prior to the merger, except for any cash paid to you by the agent appointed by Presley on account of the sale of any fractional interests. Merger Sub will have substantially the same assets, liabilities and business operations as Presley immediately prior to the merger. It is expected that William Lyon and his affiliates will increase their ownership percentage of Presley up to 49.9%, as a result of the tender offer and the transactions contemplated by the Series B Purchase Agreements which are expected to be completed prior to the effectiveness of the merger. Accordingly, after these transactions it may be more difficult to effect a merger or similar transaction even if a majority of the stockholders other than the Lyons favor such a transaction.

Q: WILL THE PRESLEY STOCKHOLDERS RECEIVE ALL OF THE SHARES OF MERGER SUB COMMON
   STOCK IN THE MERGER?

A: Yes. In the merger, all of the common stock of Merger Sub will be issued to and owned by the current stockholders of Presley.

Q: DOES PRESLEY INTEND TO WAIVE ANY OF THE CONDITIONS TO THE MERGER IF SUCH
   CONDITIONS ARE NOT MET?

A: Presley presently does not intend to waive any of the conditions to the merger. Because stockholder approval is required pursuant to Delaware law, this condition can not be waived.

Q: HOW DOES PRESLEY INTEND TO FINANCE THE ASSET PURCHASE?

A: Presley intends to borrow approximately $78 million dollars under its existing working capital facility to finance the cash purchase price of $48 million and to repay indebtedness of William Lyon Homes of approximately $30 million. In addition, Presley intends to acquire real estate projects of William Lyon Homes subject to indebtedness of approximately $30 million through joint ventures consistent with Presley's existing operating strategy of financing real estate projects with joint ventures. Presley further intends to assume approximately $30 million of existing indebtedness of William Lyon Homes.

Q: WHY IS PRESLEY PROPOSING A ONE-FOR-FIVE EXCHANGE RATIO?

A: Presley believes that this conversion ratio is likely to increase the market price per share of its common stock by decreasing the total number of outstanding shares without changing the aggregate economic interests represented by these shares. You should not expect, however, that the market price for a share of Merger Sub common stock will necessarily be equal to five times the market price of Presley common stock before the merger.

Q: WHAT RISKS SHOULD I CONSIDER?

A: You should review "RISKS RELATED TO THE MERGER".

Q: WHEN WILL THE MERGER TAKE EFFECT?
A: We expect that the merger will become effective after the stockholders of Presley approve and adopt the certificate of ownership and merger, provided that the other conditions to the merger have been satisfied. The special meeting of Presley's stockholders is scheduled for Friday, November 5, 1999.

Q: WILL STOCKHOLDERS OF PRESLEY HAVE APPRAISAL RIGHTS?

A: No.

Q: WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER FOR
   THE STOCKHOLDERS OF PRESLEY?

A: The receipt of shares of Merger Sub common stock in the merger generally will be tax free to the stockholders of Presley. You, however, may have to pay taxes on cash received from the agent for the sale of fractional interests. You are urged to consult your tax advisors as to the specific consequences of the merger to you.

Q: WHAT SHOULD PRESLEY STOCKHOLDERS DO NOW?

A: You should date, sign and mail your proxy card in the enclosed postage paid envelope, as soon as possible, so that your shares will be represented at the special meeting. The board of directors of Presley unanimously recommends that Presley stockholders vote for approval and adoption of the certificate of ownership and merger. After the merger is completed, Presley stockholders will receive a letter of transmittal and written instructions for exchanging their stock certificates.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED IN A SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting in one of the following ways. First, you can revoke your proxy by written notice. Second, you can submit a new, later dated proxy card. Third, you can attend the special meeting and vote in person.

Q: SHOULD I SEND IN MY PRESLEY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, Presley stockholders will be sent a letter of transmittal and written instructions for sending in their stock certificates, receiving the Merger Sub common stock and selling or purchasing any fractional interests.

Q: PRESLEY HAS ANNOUNCED THAT IT INTENDS TO ACQUIRE REAL ESTATE ASSETS FROM
   WILLIAM LYON HOMES AND THAT WILLIAM LYON AND HIS SON HAVE AGREED TO COMMENCE A TENDER OFFER FOR UP TO 10,678,792, OF PRESLEY'S OUTSTANDING SERIES A COMMON STOCK REPRESENTING 20.46% OF PRESLEY'S OUTSTANDING COMMON STOCK. WHAT EFFECT WILL MY VOTE HAVE ON THESE TRANSACTIONS?

A: Presley stockholders are not required and are not being asked to vote to approve the purchase agreement or tender offer. While the merger is conditioned, among other things, on the closing of the asset purchase and the purchase of shares pursuant to the tender offer, the other conditions may be waived by Presley's Board of Directors. The approval of the merger by Presley's stockholders is also a condition to the obligations of each of the parties to the purchase agreement.

Q: WHOM SHOULD I CALL WITH QUESTIONS?

A: Presley stockholders who have questions about the merger or how to vote their shares, should call Linda L. Foster or W. Douglass Harris at Presley at (949) 640-6400.

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

                                      SUMMARY

     This brief summary highlights material information from this Proxy Statement/Prospectus. It does not contain all of the information that is important to you. You should read carefully the entire Proxy
Statement/Prospectus and the other documents to understand fully the proposal presented.

                                 THE COMPANIES

The Presley Companies
Presley Merger Sub, Inc.
19 Corporate Plaza
Newport Beach, CA 92660
(949) 640-6400

     The Presley Companies and its subsidiaries are primarily engaged in designing, constructing, and selling single family, detached and attached homes in California, Arizona, New Mexico, and Nevada. Presley believes that it was one of the largest homebuilders in California in terms of both sales and homes delivered in 1998.

     Presley Merger Sub, Inc., is a wholly owned subsidiary of Presley that was recently formed for the purpose of effecting the merger. Merger Sub will be the surviving corporation in the merger. At the time of the completion of the merger, Merger Sub will change its name to "The Presley Companies."

                              THE SPECIAL MEETING

     DATE, TIME AND PLACE OF THE SPECIAL MEETING. (PAGE 16) The special meeting will be held at the executive offices of Presley, located at 19 Corporate Plaza, Newport Beach, California, on Friday, November 5, 1999, at 6:30 a.m., Pacific Time.

     RECORD DATE. (PAGE 16) You may vote at the special meeting if you owned Presley Series A Common Stock or Series B Common Stock at the close of business on September 15, 1999.

                                   THE MERGER

     REASONS FOR THE MERGER. (PAGE 17) The principal purpose of the merger is to help preserve Presley's tax benefits from its tax net operating loss carryforwards for use in offsetting future taxable income. Under current tax laws, an ownership change could severely limit Presley's ability to use these tax benefits. Presley cannot currently prevent the occurrence of an ownership change. Merger Sub's certificate of incorporation includes stock transfer restrictions intended to decrease the risk that an unfavorable ownership change will occur. In addition, Merger Sub's stock certificates representing Merger Sub common stock that will be issued to you in exchange for your shares of Presley common stock will include a legend referring to these transfer restrictions. Except for the purchase of Presley's common stock pursuant to the proposed tender offer and Series B Purchase Agreements, Presley is not aware of any proposed or threatened changes in the ownership of Presley.

     THE TRANSFER RESTRICTIONS. (PAGE 49) In general, the transfer restrictions will prohibit, without prior approval of Merger Sub's board of directors, the direct or indirect sale, transfer, disposition, purchase or acquisition of any its stock by or to any holder:

- who beneficially owns directly or through attribution 5% or more of its stock; or

- who, upon the direct or indirect sale, transfer, disposition, purchase or acquisition of any of its stock, would beneficially own directly or through attribution 5% or more of its stock.

     The transfer restrictions are scheduled to expire on the day after the third anniversary of the completion of the merger, unless Merger Sub's board of directors extends or accelerates the expiration date.

     BACKGROUND OF THE MERGER. (PAGE 20) The Board of Directors and management have considered various strategic alternatives to enhance stockholder value, including the merger, and, for this reason, Presley retained Warburg Dillon Read as its exclusive financial advisor with respect to strategic alternatives and formed a Special Committee of independent directors to investigate, review and consider such strategic alternatives. After receiving a proposal from William Lyon Homes to acquire all of the outstanding Common Stock of Presley for a cash price of $0.40 per share on June 30, 1998, the Special Committee directed Warburg Dillon Read to contact third parties regarding possible other strategic alterna-tives. Warburg Dillon Read contacted 18 parties regarding a possible transaction and, thereafter, received two proposals, including a revised proposal from William Lyon Homes. On December 31, 1998, after unanimous approval by the special committee, Presley entered into a letter of intent, that was subsequently amended several times, with William Lyon Homes setting forth the terms of the asset purchase and tender offer, and contemplating the merger.

     VOTES REQUIRED. (PAGE 16) The affirmative vote of the holders of a majority of the issued and outstanding shares of Presley's Series A Common Stock and Series B Common Stock, voting together as a single class, is required to approve the certificate of ownership and merger. As of September 15, 1999, Presley's directors, executive officers and their affiliates as a group, consisting of 9 persons, beneficially owned 6,065,334 shares of Presley's Series A Common Stock, exclusive of presently exercisable stock options, which represented 11.6% of the aggregate number of votes entitled to be cast at the special meeting. Such persons have indicated that they intend to vote all of their shares in favor of the certificate of ownership and merger. No such persons will receive any benefits pursuant to any current employment agreement or employee benefit or stock option plan as a result of the merger. In addition, as of September 15, 1999, three holders of Presley's Series B Common Stock beneficially owned an aggregate of 15,566,837 shares of Presley Series B Common Stock and 1,697,325 shares of Presley's Series A Common Stock which represented approximately 33.1% of the aggregate votes entitled to be cast at the special meeting. Pursuant to stock purchase agreements between each of these holders of Series B Common Stock and William Lyon Homes, each of these Series B Common Stockholders has conditionally agreed to vote all of its shares in favor of the certificate of ownership and merger. As of September 15, 1999, there were four stockholders of Presley who had reported to the SEC beneficial ownership, including voting power, of more than five percent of the outstanding Presley common stock.

     MANAGEMENT OF MERGER SUB. (PAGE 55) At the effective time of the merger, the directors and executive officers of Merger Sub will be the same persons who currently serve as directors and executive officers of Presley. There will be no increase in the aggregate compensation and benefits of the officers and directors of Presley as a result of the merger. The board of directors of Merger Sub will consist of the same eight individuals who are currently members of Presley's board.

     PURCHASE AGREEMENT. (PAGE 65) Presley has entered into a purchase agreement pursuant to which its wholly owned subsidiary, Presley Homes, has agreed to purchase substantially all of the assets of William Lyon Homes for a purchase price of $48 million and the assumption of substantially all of the liabilities of William Lyon Homes. Pursuant to the Purchase Agreement, William Lyon and his son, William H. Lyon, have agreed to commence a tender offer for up to 10,678,792 shares of Presley's outstanding Series A Common Stock at $0.655 per share in cash. Each of these transactions is expected to be consummated prior to the effective time of the merger, and the consummation of the merger is conditioned upon, among other things, the closing of each of the asset purchase and the tender offer. The closing of each of the asset purchase and tender offer is conditioned upon, among other things, the approval of the merger by Presley's stockholders. The closing of the tender offer is also conditioned upon, among other things, the closing of the asset purchase and there being validly tendered and not withdrawn prior to and as of the expiration of the tender offer at least 1,989,180 shares of Series A Common Stock. Presley intends to borrow approximately $78 million dollars under its existing working capital facility to finance the cash purchase price of $48 million and to repay indebtedness of William Lyon Homes of approximately $30 million. In addition, Presley intends to acquire real estate projects of William Lyon Homes subject to indebtedness of approximately $30 million through joint ventures consistent with Presley's existing operating strategy of financing real estate projects with joint ventures. Presley further intends to assume approximately $30 million of existing indebtedness of William Lyon Homes. The purchase of the shares of Series A Common Stock in the tender offer and the purchase of Series B Common Stock pursuant to the Series B Purchase Agreements will therefore be funded by the Lyons from the proceeds of the asset purchase, which, in turn, will be funded by Presley with borrowings under its existing working capital facility.

     SERIES B PURCHASE AGREEMENTS. (PAGES 25 AND 64) William Lyon Homes has entered into agreements with three of the holders of Presley's Series B Common Stock to purchase

9,434,813 shares, subject to adjustment, of Series B Common Stock at a purchase price of $0.655 per share. Each of the Series B Purchase Agreements provides that, if less than 10,678,792 shares of Presley's Series A Common Stock are validly tendered and not withdrawn prior to and as of the expiration of the tender offer, William Lyon Homes may purchase additional shares of Series B Common Stock on a pro rata basis at a purchase price of $0.655 per share, so as to enable William Lyon Homes and its affiliates to own an aggregate of approximately 49%, but in no case more than 49.9% of Presley's Common Stock. The obligation of William Lyon Homes to purchase the shares pursuant to the Series B Purchase Agreements is conditioned on, among other things, the closing of the asset purchase, the acceptance and payment of shares pursuant to the tender offer, the approval of the merger and the absence of any person other than William Lyon Homes and its affiliates owning beneficially more than 5% of the outstanding Common Stock of Presley. Either party to the Series B Purchase Agreement may terminate the agreement in the event the closing under that agreement has not occurred on or before November 15, 1999. Neither Presley nor Presley Homes is a party to any of the Series B Purchase Agreements.

     OPINION OF WARBURG DILLON READ LLC. (PAGE 32) Warburg Dillon Read LLC has acted as the financial advisor to the Special Committee of the Board of Directors or Presley. Warburg Dillon Read delivered to the Special Committee its written opinion dated September 16, 1999 to the effect that the merger consideration and the tender offer consideration are fair to the public holders of the Series A Common Stock from a financial point of view. Warburg Dillon Read confirmed its opinion as of October 7, 1999. The full text of Warburg Dillon Read's written opinion is attached to this document as Appendix D and sets forth: the assumptions made; matters considered; and limitations on the review undertaken by Warburg Dillon Read.

     Warburg Dillon Read's opinion is neither a recommendation as to whether you should tender Series A Common Stock pursuant to the tender offer nor a recommendation on how you should vote with respect to the merger. You are urged to read this opinion in its entirety.

     OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC. (PAGE 39) Houlihan Lokey Howard & Zukin Financial Advisors, Inc. has delivered its opinion dated September 16, 1999 to the Special Committee of Presley to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be paid by Presley and Presley Homes in connection with the Asset Purchase is fair to Presley and Presley Homes from a financial point of view. The full text of Houlihan Lokey's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Houlihan Lokey, has been attached as Appendix E to this Proxy Statement/Prospectus. Houlihan Lokey's opinion is directed only to the fairness, from a financial point of view, of the consideration to be paid by Presley and Presley Homes in connection with the Asset Purchase and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Series A Common Stock pursuant to the tender offer. In addition, the opinion does not address the fairness of the merger consideration and is not a recommendation on how a stockholder should vote with respect to the approval of the merger. The opinion does not address Presley's underlying business decision to effect the Purchase Agreement. Houlihan Lokey has not been requested to, and did not solicit third party indications of interest in acquiring all or any part of Presley. You are urged to read this opinion carefully in its entirety.

     PRESLEY STOCK OPTIONS. (PAGE 61) Each unexercised stock option to buy Presley common stock outstanding under Presley's stock option plan will become an option to purchase 0.2 share of Merger Sub common stock. However, 750,000 stock options held by William Lyon will be cancelled upon the closing of the asset purchase.

     CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS. (PAGE 54) Presley's common stock is presently divided into two series, designated as Series A Common Stock and Series B Common Stock. As a result of the merger, the shares of Series A Common Stock and Series B Common Stock will be converted into shares of common stock of Merger Sub which is not divided into series. As a result, the certificate of incorporation of Merger Sub will not contain those provisions relating to the separate powers, rights and privi-leges of Presley's Series A Common Stock and Series B Common Stock.

     LISTING OF MERGER SUB COMMON STOCK. (PAGE 61) Presley's Series A Common Stock is listed on the NYSE under the symbol "PDC." Merger Sub filed a technical original listing to the listing application of Presley which was approved for listing by the NYSE under the same symbol, "PDC." After the merger, Presley's Series A Common Stock will be delisted and cease to trade. On October 6, 1999, the closing price of Presley's Series A Common Stock was $0.8125.

                                  RISK FACTORS

     You should carefully consider the following risk factors, as well as the other information contained in this Proxy Statement/Prospectus.

                          RISKS RELATED TO THE MERGER

THE IMPOSITION OF TRANSFER RESTRICTIONS MAY CAUSE THE MARKET PRICE OF OUR STOCK TO GO DOWN.

     As a result of the merger, you will receive shares of common stock of Merger Sub as the surviving corporation in the merger. These shares will be subject to the transfer restrictions described in this Proxy Statement/Prospectus. These transfer restrictions currently do not apply to Presley's common stock. It is possible that the market price of Merger Sub common stock will be adversely affected by the transfer restrictions. Because of the implementation of the transfer restrictions, you cannot be sure that the market price of the shares of Merger Sub common stock will be comparable to the market price of Presley's Series A Common Stock.

THE TRANSFER RESTRICTIONS MAY MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE US EVEN IF DOING SO WOULD BENEFIT OUR STOCKHOLDERS.

     The transfer restrictions may impede an attempt by someone to acquire a significant or controlling interest in Merger Sub. The transfer restrictions also may make it more difficult to effect a merger or similar transaction even if a majority of the stockholders favor that transaction. Furthermore, the transfer restrictions could entrench management because the common stock is more likely to remain owned by the same stockholders without much trading volume or the potential for the realization of a change of control premium.

THE TRANSFER RESTRICTIONS MAY NOT BE ENFORCEABLE AND AN OWNERSHIP CHANGE MAY OCCUR WITH THE RESULT THAT OUR ABILITY TO USE THE TAX NET OPERATING LOSS CARRYFORWARDS WILL BE SEVERELY LIMITED.

     The transfer restrictions could be challenged and a court could refuse to enforce them. It also is possible that the tax authorities could take the position that the transfer restrictions do not provide the intended effect or adequate remedies for tax purposes. Thus, even if the transfer restrictions are in place, transactions could potentially occur that would severely limit Merger Sub's ability to use the tax benefits associated with Presley's net operating loss carryforwards.

FUTURE LEGISLATION MAY RESULT IN US NOT BEING ABLE TO REALIZE THE TAX BENEFITS CURRENTLY AVAILABLE.

     It is possible that legislation or regulations will be adopted that would limit Merger Sub's ability to use the tax benefits associated with Presley's current tax net operating loss carryforwards. However, Presley is not aware of any proposed changes in the tax laws or regulations that could materially impact the ability of Merger Sub to use the tax benefits.

WE MAY NOT BE ABLE TO USE THE EXISTING TAX BENEFITS FROM THE TAX NET OPERATING LOSS CARRYFORWARDS.

     Merger Sub's ability to use the tax benefits in future years will depend upon the amount of its otherwise taxable income. We therefore cannot be sure that Merger Sub will have sufficient taxable income in future years to use the tax benefits before they otherwise would expire.

THE IRS COULD CHALLENGE THE AMOUNT OF THE NOLS THEREBY REDUCING THE AMOUNT OF TAX BENEFITS THAT WE CAN USE.

     The amount of the NOLs claimed by Presley has not been audited or otherwise validated by the IRS. The IRS could challenge the amount of the NOLs calculated by Presley.

THE EXCHANGE RATIO MAY ADVERSELY AFFECT THE MARKET PRICE OR LIQUIDITY OF MERGER SUB COMMON STOCK.

     The Board of Directors of Presley believes that the exchange of each share of Presley's common stock for 0.2 share of Merger Sub common stock, which will decrease the total number of shares of common stock of Merger Sub outstanding after the merger without altering the aggregate ownership interest in Merger Sub represented by such shares, should increase the market price per share of Merger Sub common stock. While Presley believes the total market value of Merger Sub common stock should be substantially similar to that of the total market value of Presley common stock immediately prior to the merger, there can be no assurance that the market price per share of Merger Sub common stock will be approximately equal to five times the market price of Presley common stock prior to the merger.

     By decreasing the number of outstanding shares of Merger Sub common stock by approximately 80%, the merger may adversely affect the liquidity of the market for the Merger Sub common stock. Consequently, it may be more difficult for holders of Merger Sub common stock to sell their shares.

THE NYSE HAS NOTIFIED US THAT WE DO NOT MEET THE NYSE'S CURRENT CONTINUED LISTING STANDARDS AND DELISTING BY THE NYSE COULD ADVERSELY IMPACT THE LIQUIDITY AND MARKET PRICE OF OUR STOCK.

     While the NYSE has authorized Merger Sub's common stock for listing on the NYSE, the NYSE has informed Presley that it is not in compliance with the NYSE's recently amended continued listing criteria. The NYSE has further informed Presley that failure to raise its stock price above $1.00 per share within six months will result in immediate suspension of trading and application to the SEC for delisting. Presley has presented a business plan to the NYSE that demonstrates compliance with all aspects of the NYSE's other continued listing criteria within 12 months of the date of the NYSE's notification. Under these criteria, Presley must have:

     - a total market capitalization of not less than $50 million and stockholders' equity of not less than $50 million; and

     - an average market capitalization of not less than $15 million over a consecutive 30 day period.

The NYSE will monitor Presley for quarterly compliance with its plan. If Presley or Merger Sub fails to achieve the quarterly milestones included in its plan or if at the completion of the 12 months it is not in compliance with the NYSE's continued listing criteria, Presley or Merger Sub will be suspended from trading on the NYSE and application will be made to the SEC for delisting.

     Delisting of Merger Sub's common stock could adversely impact its liquidity and market price.

                         RISKS RELATED TO OUR BUSINESS

OUR REVENUES MAY GO DOWN AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF DEMAND FOR HOUSING DECLINES AS A RESULT OF CHANGES IN ECONOMIC AND BUSINESS CONDITIONS.

     General economic and business conditions, both local and national, may be less favorable in the future. For example, California, where many of Presley's and William Lyon Homes' projects are located, underwent a significant recession in the early 1990s. Should economic and business conditions decline, demand for Presley's homes could be significantly affected. An important segment of Presley's customer base consists of move-up buyers, who often purchase homes subject to contingencies related to the sale of their existing homes. In the past, the difficulties facing these buyers in selling their homes during recessionary periods have adversely affected Presley's sales. Moreover, during the last recession, Presley had to reduce its sales prices and offer greater incentives to buyers to compete for sales which resulted in reduced margins.

     In addition, increases in mortgage interest rates could reduce demand for new homes by reducing prospective buyers' ability to obtain affordable financing. Higher interest rates will also increase the amount of interest that Presley is obligated to pay its lenders.

     Increases in the rate of inflation could adversely affect Presley's margins by increasing its costs and expenses. In times of high inflation, demand for housing may decline and Presley may be unable to recover its increased costs through higher sales prices.

     Presley's operations are subject to the potential for significant variability and fluctuations in real estate values. Should a substantial decline in real estate values occur, Presley may be required to write-down the book value of its real estate assets in accordance with generally accepted accounting principles.

     If the merger is approved and Merger Sub assumes Presley's business, Merger Sub will be subject to the same risk factors relating to its business as Presley.

OUR FINANCIAL POSITION, FUTURE RESULTS AND PROSPECTS MAY BE ADVERSELY AFFECTED BY A VARIETY OF RISKS, MANY OF WHICH ARE BEYOND OUR CONTROL.

     As a homebuilder, Presley is subject to numerous risks, many of which are beyond its control, including:

     - Adverse weather conditions such as droughts, floods, or wildfires could damage Presley's projects, cause delays in completion of its projects or reduce consumer demand for its projects.

     - Shortages in labor or materials could delay completion of Presley's projects and cause increases in the prices that it pays for labor or materials, thereby affecting Presley's sales and profitability.

     - Landslides, soil subsidence, earthquakes and other geologic events could occur that damage Presley's projects, cause delays in the completion of its projects or reduce consumer demand for its projects. Many of Presley's and William Lyon Homes' projects are located in California, which has experienced significant earthquake activity, including the 1994 earthquake in Northridge, California. Losses associated with these events may not be insurable, economically insurable or subject to effective indemnification arrangements. In addition to direct damage to Presley's projects, earthquakes or other geologic events could damage roads and highways providing access to those projects, thereby adversely affecting the ability of Presley to market homes in those areas and possibly increasing the costs of completion.

     - Construction defect, soil subsidence and other building related claims may be asserted against Presley.

GOVERNMENTAL LAWS AND REGULATIONS MAY INCREASE OUR EXPENSES, LIMIT THE NUMBER OF HOMES THAT WE CAN BUILD OR DELAY COMPLETION OF OUR PROJECTS.

     Presley is subject to numerous local, state, Federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular area. Presley may also be subject to periodic delays in its homebuilding projects due to building moratoria.

     Presley is also subject to a variety of local, state, Federal and other statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause Presley to incur substantial compliance and other costs, and can prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas.

WE MAY NOT BE ABLE TO ACQUIRE DESIRABLE LOTS FOR RESIDENTIAL BUILDOUT.

     The future growth of Presley depends upon its ability to acquire suitable properties for development. Presley's financial position, future results and prospects may be adversely affected if properties at desirable prices and locations are not continually available.

OUR REQUIREMENT TO REPURCHASE SENIOR NOTES MAY ADVERSELY AFFECT OUR ABILITY TO ACQUIRE, HOLD AND DEVELOP PROJECTS.

     If Presley's consolidated tangible net worth is less than $60 million for two consecutive quarters, Presley is required by the trust indenture governing its senior notes to offer to purchase $20 million in principal amount of the notes, less the face amount of notes acquired by Presley, each six months, until such time as Presley has a consolidated tangible net worth of at least $60 million. At June 30, 1999, Presley had a consolidated tangible net worth of $20.7 million. On a pro forma basis, after giving effect to the asset acquisition, Presley would have a consolidated tangible net worth of $20.7 million. Because of Presley's obligation to offer to purchase $20 million, Presley is, and Merger Sub will be after the merger, restricted in its ability to acquire, hold and develop real estate projects.

WE MAY NOT BE ABLE TO SUCCEED AGAINST OUR COMPETITORS.

     The homebuilding industry is highly competitive. Homebuilders compete for, among other things, desirable properties, financing, raw materials and skilled labor. Presley competes both with large homebuilding companies, some of which have greater financial resources than Presley, and with smaller local builders. Presley also competes for sales with individual resales of existing homes and with available rental housing.

OUR OPERATING RESULTS ARE VARIABLE AND IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE SIGNIFICANTLY.

     Presley has historically experienced, and in the future expects to continue to experience, variability in its operating results on a quarterly and year-to-year basis. Many of the factors affecting Presley's results, such as those discussed above, are beyond its control and may be difficult to predict.

THE FORECASTS AND PROJECTIONS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS MAY NOT PROVE TO BE ACCURATE.

     Presley does not as a matter of course make public its forecasts or projections as to future operating performance. These forecasts and projections are based upon estimates and assumptions that inherently are subject to material uncertainties and risk, all of which are difficult to quantify and many of which are beyond the control of Presley and William Lyon Homes. In addition to other factors, each of the risk factors identified in this Proxy Statement/Prospectus has the potential to negatively impact the estimates and assumptions upon which the forecasts and projection are based, and therefore, may cause the forecasts and projection to become inaccurate. There can be no assurance that the assumptions made in preparing the forecasts and projection will prove accurate, and actual results may be materially greater or less than those contained in the forecasts and projection. You are cautioned not to place any undue reliance on any forecasts or projections contained herein. See "Cautionary Statement Regarding Forward-Looking Statements" on page 13.

     RISKS RELATED TO THE PURCHASE AGREEMENT WITH WILLIAM LYON HOMES, INC.

WE MAY NOT COMPLETE THE ASSET PURCHASE AND THE MARKET PRICE FOR OUR COMMON STOCK MAY DECLINE SIGNIFICANTLY.

     The purchase of substantially all of the assets of William Lyon Homes is subject to a number of contingencies, including approval of the merger by Presley's stockholders and the other conditions described in this Proxy Statement. As a result, there can be no assurance that the transactions under the Purchase Agreement will be completed. Although Presley's Board of Directors may waive the condition, the completion of the asset purchase is a condition to the consummation of the merger. The failure to complete the asset purchase may cause the merger to not be consummated. Failure to complete the merger or the asset purchase agreement may also cause the market price of Presley's common stock to decline significantly.

WE WILL BE MORE HIGHLY LEVERAGED FOLLOWING THE COMPLETION OF THE ASSET PURCHASE AND MAY NOT BE ABLE TO SERVICE OUR DEBT, WITHSTAND ADVERSE BUSINESS CONDITIONS OR CAPITALIZE ON BUSINESS OPPORTUNITIES.

     If the asset acquisition had been completed on June 30, 1999, Presley would have had consolidated indebtedness of approximately $292.4 million and a ratio of consolidated indebtedness to consolidated tangible net worth of approximately
14.1 to 1.0. Presley expects to service its outstanding indebtedness and to fund its ongoing operations primarily through cash flows from operations and borrowings under its working capital facility. The ability of Presley to meet its obligations will depend to a large degree on its future performance, which in turn will be subject, in part, to factors beyond its control, including those discussed above. Failure to be in compliance with the financial and other covenants (following expiration of any applicable cure periods) would result in a default under Presley's working capital facility and the trust indenture governing its outstanding senior notes. There can be no assurance that Presley's cash flows from operations will be sufficient to service its debt.

WE MAY NOT BE ABLE TO REFINANCE OUR WORKING CAPITAL FACILITY AND THE SENIOR NOTES WHEN THEY MATURE.

     Because Presley's business is capital intensive and requires significant upfront expenditures to acquire and develop land and build residences, it will in all likelihood be required to refinance its working capital facility and the senior notes when they mature on May 20, 2001 and July 1, 2001, respectively. There can be no assurance that Presley will be able to refinance this indebtedness on terms acceptable to it.

AS A RESULT OF RISKS ASSOCIATED WITH THE PROPOSED PURCHASE OF ASSETS FROM WILLIAM LYON HOMES, WE MAY NOT ACHIEVE THE EXPECTED BENEFITS OF THE ACQUISITION.

     If the asset purchase agreement is completed, Presley will acquire and be responsible for the development of a substantial number of additional real estate projects. Presley may not be able to assimilate successfully these additional projects, personnel and operations into its business. The asset acquisition may strain Presley's existing financial and managerial controls and reporting systems and procedures. These difficulties may distract Presley's management and increase its expenses, resulting in a deterioration of its business.

THE OWNERSHIP OF UP TO 49.9% BY THE LYONS MAY ADVERSELY AFFECT THE MARKET PRICE OR LIQUIDITY OF MERGER SUB COMMON STOCK.

     It is anticipated that William Lyon and his son will own up to 49.9% of the outstanding common stock following consummation of the tender offer and Series B Purchase Agreements. As a result, the number of shares of common stock of Merger Sub that might otherwise trade publicly will be reduced. Consequently, the liquidity and market value of the remaining shares of Merger Sub held by the public could be adversely affected.

WE NEED THE CONSENT OF OUR LENDERS AND JOINT VENTURE PARTNERS TO CONSUMMATE THE PURCHASE AGREEMENT AND MERGER.

     We will need the consent of our lender under our existing working capital facility to consummate the merger. In addition, we will need the consent of William Lyon Homes' lenders in order to assume approximately $30 million of indebtedness in connection with the Purchase Agreement. We will also need to reach agreements with joint venture partners in order to acquire other William Lyon Homes real estate projects subject to indebtedness of approximately $30 million. If these consents or agreements are not obtained or reached, we may not be able to consummate the Purchase Agreement or the merger. If we can't consummate the Purchase Agreement, the Lyons are not obligated to purchase shares pursuant to the tender offer.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus contains certain forward-looking statements with respect to the financial condition, results of operations and business of each of Presley, Merger Sub and William Lyon Homes. These statements may be made directly in this document or may be "incorporated by reference" from other documents filed with the SEC and may include statements for the period following the completion of the merger. You can find many of these statements by looking for such words as "believes," "expects," "anticipates," "estimates," "contemplates" or similar expressions in this Proxy Statement/Prospectus or as otherwise incorporated herein.

     These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those contemplated by the forward-looking statements, include, among others, the following possibilities:

     - Competitive pressures in the real estate industry may increase significantly.

     - Changes in interest rates could reduce demand for new homes, reduce our revenues or increase the amount we pay in interest.

     - General economic or business conditions, both local and national, may be less favorable than expected, resulting in, among other things, lower demand for new homes and reduced revenues.

     - Adverse weather conditions could cause delays in the completion of new homes.

     - Labor shortages could cause delays in the completion of new homes.

     - Changes in tax laws or the occurrence of an ownership change could limit the tax benefits associated with our current tax net operating loss carryforwards.

     - The prices we pay for homebuilding materials could change.

     - Landslides, soil subsidence, earthquakes and other events that are not insurable, economically insurable or subject to effective indemnification arrangements could occur.

     - Changes in governmental laws and regulations may increase our expenses, limit the number of homes that we can build or delay completion of our projects.

     - We may not be able to refinance our outstanding senior notes and working capital facilities when they mature.

     - The asset purchase from William Lyon Homes may not be completed.

     - The tender offer by William Lyon and his son may not be completed.

     - Land for future growth may become more costly or unavailable.

     - The possibility of construction defect, soil subsidence or other building related litigation may adversely affect our business.

     - Our ability to obtain entitlements.

     - Our access to additional capital.

     - A lack of liquidity in our common stock.

     - The IRS may challenge the amount of our NOLs.

     Because these statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this Proxy Statement/Prospectus, or in the case of documents incorporated by reference, the date of the document.

     All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained and referred to in this section. We do not undertake to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this Proxy Statement/Prospectus or to reflect the occurrence of unanticipated events.

                      REFERENCES TO ADDITIONAL INFORMATION

     This Proxy Statement/Prospectus incorporates important business and financial information about Presley that is not included in or delivered with this document. This information is available without charge to you upon written or oral request to Presley. You can obtain documents incorporated by reference in this Proxy Statement/Prospectus other than certain exhibits to those documents by requesting them in writing or by telephone from Presley at the following address:

                             THE PRESLEY COMPANIES
                               19 Corporate Plaza
                            Newport Beach, CA 92660
                                 (949) 640-6400
                           Attention: Linda L. Foster

Please request documents by October 20, 1999 in order to receive them before the special meeting. See "Where You Can Find More Information" below.

                      WHERE YOU CAN FIND MORE INFORMATION

     Presley is delivering with this Proxy Statement/Prospectus a copy of its Annual Report on Form 10-K/A for the year ended December 31, 1998. The following documents filed with the SEC pursuant to the Securities and Exchange Act of 1934 are incorporated by reference in this Proxy Statement/Prospectus:

     - Presley's Annual Report on Form 10-K/A for the year ended December 31, 1998;

     - Presley's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999;

     - Presley's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1999; and

     - All other reports filed pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act since December 31, 1998.

     Any statement contained in a document incorporated by reference in this Proxy Statement/Prospectus shall be deemed modified or superceded for all purposes to the extent that a statement contained in this Proxy Statement/Prospectus or any other subsequently filed document which is also incorporated by reference modifies or supercedes that statement. You may read and copy any materials Presley files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxies and information statements, and other information regarding issuers that file electronically with the SEC. The address of this site is http://www.sec.gov.

                              THE SPECIAL MEETING

     Presley's Board of Directors is furnishing this Proxy Statement/Prospectus to holders of shares of Series A Common Stock and Series B Common Stock in connection with the solicitation of proxies for use at a special meeting to be held at the executive offices of Presley, located at 19 Corporate Plaza, Newport Beach, California, on Friday, November 5, 1999, at 6:30 a.m., Pacific Time, and at any adjournments or postponements thereof.

MATTERS TO BE CONSIDERED

     At the special meeting, the holders of Presley's Series A Common Stock and Series B Common Stock will be asked:

     - to consider and vote on a proposal to adopt a certificate of ownership and merger pursuant to which Presley will merge with and into Merger Sub, a newly-formed Delaware corporation and wholly owned subsidiary of Presley, with Merger Sub being the surviving corporation; and

     - to transact such other business as may properly come before the special meeting.

SHARES OUTSTANDING AND ENTITLED TO VOTE; RECORD DATE

     Only the holders of record of the outstanding shares of Presley's Common Stock at the close of business on September 15, 1999, the record date, will be entitled to notice of and to vote at the special meeting. On the record date, there were 34,792,732 shares of Presley's Series A Common Stock and 17,402,946 shares of Series B Common Stock issued and outstanding, respectively. Holders of record of Presley Common Stock at the close of business on the record date will be entitled to one vote per share.

VOTES REQUIRED

     A quorum, consisting of a majority of the outstanding shares of Presley Common Stock, must be present in person or by proxy before any action may be taken at the special meeting with respect to the approval of the certificate of ownership and merger. The affirmative vote of the holders of a majority of the outstanding shares of Presley's Series A Common Stock and Series B Common Stock, voting together as a single class, is required to approve the certificate of ownership and merger.

     The proposal to approve the certificate of ownership and merger to be presented for a vote at the special meeting, is considered to be a "non-discretionary item" whereby brokerage firms may not vote in their discretion on behalf of their clients if their clients have not furnished voting instructions. Broker "non-votes" will not be considered as present for determining the existence of a quorum at the special meeting and will be the same as a vote against the certificate of ownership and merger. Abstentions will be considered in determining the presence of a quorum at the special meeting but will not be counted as a vote cast for the proposal. Accordingly, abstentions will have the same effect as a vote against the merger proposal.

     As of September 15, 1999, Presley's directors, executive officers and their affiliates as a group, consisting of 9 persons, beneficially owned 6,065,334 shares of Series A Common Stock, exclusive of presently exercisable stock options, which represented 11.6% of the aggregate number of votes entitled to be cast at the special meeting with respect to the merger. Such persons have indicated that they intend to vote all of their shares for approval of the certificate of ownership and merger. No such persons will receive any benefits pursuant to any current employment agreement or employee benefit or stock option plan as a result of the merger. See "THE MERGER." In addition, as of September 15, 1999, three holders of Presley's Series B Common Stock beneficially owned an aggregate of 15,566,837 shares of Presley Series B Common Stock and 1,697,325 shares of Presley's Series A Common Stock, which represented approximately 33.1% of the aggregate votes entitled to be cast at the special meeting. Each of these holders has conditionally agreed with William Lyon Homes to vote all of their shares in favor of the certificate of ownership and merger. As of the record date, there were four stockholders of Presley who had reported to the SEC beneficial ownership, including voting power, of more than five percent of the outstanding Presley Common Stock.

VOTING, SOLICITATION AND REVOCATION OF PROXIES

     Any holder of Presley Common Stock who has given a proxy may revoke it at any time prior to its exercise at the special meeting by one of the following:

     - giving written notice of revocation to the Corporate Secretary of Presley;

     - properly submitting to the Corporate Secretary a duly-executed proxy bearing a later date; or

     - attending the special meeting and voting in person.

     Stockholders who have executed a proxy but intend to vote in person are requested to notify Presley's Corporate Secretary prior to the time of the special meeting. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Linda L. Foster, Vice President and Corporate Secretary, The Presley Companies, 19 Corporate Plaza, Newport Beach, California 92660. Attendance at the special meeting will not, in and of itself, constitute revocation of a proxy.

     SHARES OF PRESLEY COMMON STOCK HELD BY BENEFICIAL OWNERS AND REPRESENTED BY PROPERLY EXECUTED PROXIES, IF SUCH PROXIES ARE RECEIVED IN TIME AND NOT REVOKED, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS INDICATED ON THE PROXIES. IF NO INSTRUCTIONS ARE INDICATED, THE PROXIES RELATING TO SHARES OF PRESLEY COMMON STOCK WILL BE VOTED FOR APPROVAL OF THE CERTIFICATE OF OWNERSHIP AND MERGER AND WILL BE VOTED IN THE DISCRETION OF THE PROXY HOLDERS AS TO ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE SPECIAL MEETING. A BROKER "NON-VOTE" WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE CERTIFICATE OF OWNERSHIP AND MERGER.

     Presley will bear the costs of printing and mailing this Proxy Statement/Prospectus as well as all other costs incurred on behalf of Presley's Board in connection with the solicitation of proxies from the holders of Presley Common Stock. Presley has retained ChaseMellon Shareholder Services and Proxy Express to assist in the solicitation of proxies and in the distribution of proxies and accompanying materials to brokerage houses and institutions for an estimated fee of $1,000 plus expenses. In addition, directors, officers or employees of Presley and its subsidiaries may solicit proxies by mail, personal interview, telephone or telegraph without additional compensation therefor. Arrangements also will be made with brokerage houses, voting trustees, banks, associations and other custodians, nominees and fiduciaries, who are record holders of the Series A Common Stock not beneficially owned by them, for forwarding such solicitation materials to and obtaining proxies from the beneficial owners of such stock entitled to vote at the special meeting. Presley will reimburse these persons for their reasonable expenses incurred in doing so.

                                   THE MERGER

GENERAL

     The holders of Presley Common Stock are being asked to approve the certificate of ownership and merger pursuant to which Presley will merge with and into its wholly owned subsidiary, Merger Sub. As a result of the merger, Merger Sub will be the surviving corporation and all of the outstanding shares of Presley Common Stock will be converted into and exchanged for shares of common stock of Merger Sub, par value $0.01 per share, on a one-for-five basis. The principal purpose of the merger is to effect the transfer restrictions. The

Purchase Agreement entered into in connection with the asset purchase and tender offer contemplates that Presley will implement the transfer restrictions. See "THE MERGER -- Effect of Agreements to Purchase Shares of Series B Common Stock and Tender Offer for Series A Common Stock." The full text of the certificate of ownership and merger is attached as Appendix A to this Proxy Statement/Prospectus, and the discussion below, which summarizes the material terms of the certificate of ownership and merger, is qualified in its entirety by reference thereto.

     Merger Sub is a newly-formed Delaware corporation that was organized as a direct wholly owned subsidiary of Presley for the purpose of becoming the successor of Presley in the merger. Merger Sub has no operating history and only nominal assets, liabilities and capitalization. If the merger is approved by the stockholders of Presley and all the other conditions set forth in the certificate of ownership and merger are satisfied or waived, Presley will be merged with and into Merger Sub, with Merger Sub as the surviving corporation.

     After the merger, the stockholders of Presley will own all of the outstanding shares of Merger Sub common stock, having received that stock in exchange for their shares of Presley Common Stock as part of the merger. Merger Sub will succeed to the existing business and operations of Presley. The consolidated assets, liabilities, stockholders' equity and income of Merger Sub immediately following the merger will be the same as those of Presley immediately prior to the consummation of the merger. The Merger Sub Board of Directors is comprised of the same eight current members of the Presley Board of Directors, and the executive officers of Merger Sub are the same as the executive officers of Presley.

     The transfer restrictions to be implemented by the merger are intended to help prevent the occurrence of an "ownership change" as defined under Section 382 of the Internal Revenue Code of 1986, and the applicable Treasury Regulations thereunder, as amended from time to time (collectively, "Section 382"), which could severely limit the availability of Presley's tax benefits. See "THE MERGER -- Preservation of Tax Benefits."

     Under Section 202 of the Delaware corporate law, a restriction on the transfer or registration of transfer of securities of a corporation may be imposed either by the certificate of incorporation or the bylaws or by an agreement among any number of security holders or among any number of security holders and the corporation. However, no transfer restriction is binding on a security holder with respect to securities issued prior to the adoption of the restriction unless such security holders are parties to an agreement or voted in favor of the restriction. In determining the most effective method for imposing the transfer restrictions, Presley, with the advice of its Delaware counsel, Morris, Nichols, Arsht & Tunnell, reviewed the applicable provisions of the Delaware corporate law, relevant case law, and other instances where public companies had imposed transfer restrictions on their shares in order to protect their tax benefits against an "ownership change" under Section 382 or for other purposes. Presley concluded that, while there was no structure under which the enforceability of the transfer restrictions with respect to shares held by stockholders not voting in favor of the transaction was certain, a structure that is likely to result in such enforceability under Section 202 of the Delaware corporate law, and had accordingly been used in such other instances, was one in which Presley was a party to a merger pursuant to which new shares would be issued in exchange for all outstanding shares, because such newly issued shares would, for purposes of the Delaware corporate law, be issued as of the effective time of such merger and, accordingly, should be subject to the transfer restrictions from their initial issuance for purposes of Section 202 of the Delaware corporate law. Presley selected the issuance of shares of Merger Sub common stock to all stockholders of Presley in exchange for their shares of Presley Common Stock pursuant to the merger as the means of accomplishing the transfer restrictions with the least change in the business, financial condition, assets, management or contractual relations of Presley. Section 202 of the Delaware corporate law also provides that transfer restrictions permitted by that section will not be effective with respect to securities unless they are noted conspicuously on the certificates representing such securities or unless the holder or transferee of such securities has actual knowledge of such restrictions. For information with respect to the exchange of Presley Common Stock certificates for Merger Sub common stock certificates, see "THE MERGER -- Exchange of Certificates." Consequently, the stock certificates of Merger Sub will be legended to reflect the transfer restrictions if the merger is completed. For certain potential limitations on the effectiveness of the transfer restrictions, see "Risks Related to the Merger."

     The transfer restrictions are intended to bind all holders of shares of Presley Common Stock outstanding at the effective time of the merger and will apply both to shares of Merger Sub common stock issued in exchange for those shares of Presley Common Stock outstanding at the effective time and to shares of Merger Sub common stock issued thereafter. Transfers of shares of Presley Common Stock occurring prior to the effective time of the merger will not be restricted, and all holders of Presley Common Stock as of the effective time will receive shares of Merger Sub common stock in exchange for their shares of Presley Common Stock. However, subsequent transfers of those Merger Sub shares will be subject to the transfer restrictions. See "THE MERGER -- Summary of Transfer Restrictions -- Prohibited Transfers."

WILLIAM LYON AND WILLIAM H. LYON

     William Lyon currently owns 5,439,589 shares of Series A Common Stock, after giving effect to the sale of 2,500,000 shares in August 1999, which represent approximately 10.42% of the outstanding Presley Common Stock. William Lyon has the right to acquire 750,000 shares pursuant to stock options granted to him by Presley in 1994 in respect of his service as a consultant to Presley. It is contemplated in the Purchase Agreement that these stock options will be cancelled upon the closing of the asset purchase. William H. Lyon is the beneficiary of a trust which owns 492,450 shares of Series A Common Stock of Presley, after giving effect to the sale of 500,000 shares in August 1999. However, William H. Lyon does not have or share, directly or indirectly, the power to vote or to direct the vote, or the power to dispose or to direct the disposition, of such shares, and thus disclaims beneficial ownership of such shares. William H. Lyon does not otherwise beneficially own any shares of Series A Common Stock of Presley.

     The total amount of funds that will be required to consummate the tender offer and to pay related fees and expenses is estimated to be approximately $7.75 million. Further, the total amount of funds that will be required to consummate the Series B Purchase Agreements, exclusive of related fees and expenses, is estimated to be approximately $6.18 million. The Lyons have advised Presley that they will use a combination of personal funds and a portion of the proceeds received from the sale of William Lyon Homes' assets to Presley to consummate the tender offer and the Series B Purchase Agreements, and to pay the related fees and expenses. The Lyons have advised Presley that approximately 16% of the asset purchase proceeds, if available, will be used to pay for shares tendered in the tender offer, and related fees and expenses. Likewise, an additional 13% of the asset purchase proceeds, if available, will be used to pay for the shares purchased pursuant to the Series B Purchase Agreements, exclusive of related fees and expenses. The purchase of the shares of Series A Common Stock in the tender offer and the purchase of the shares of Series B Common Stock pursuant to the Series B Purchase Agreements will therefore be funded by the Lyons from the proceeds of the asset purchase, which, in turn, will be funded by Presley with borrowings under its current working capital facility. If there is any delay in receiving the proceeds from the asset sale, the Lyons have informed Presley that they believe that their personal funds, together with distributions which they may receive as shareholders of William Lyon Homes prior to the expiration of the tender offer, will be sufficient to allow them to pay for any shares tendered in the offer or purchased pursuant to the Series B Purchase Agreements on a timely basis.

     The Lyons have advised Presley that neither they nor their affiliates have any present intention to engage in a Rule 13e-3 or "going private" transaction with respect to Presley following the merger and the other transactions contemplated by the Purchase Agreement. The closing of the transactions contemplated by the Purchase Agreement is conditioned upon Presley being able to maintain the listing of its shares on the NYSE, or on another national securities exchange or on NASDAQ, and there being at least 300 record holders of Presley Common Stock. In addition, the transfer restrictions to be included in Presley's charter following the merger will prohibit additional acquisitions of Presley shares by the Lyons or their affiliates for a period of at least three years unless otherwise approved or earlier terminated by Presley's Board of Directors.

BACKGROUND OF THE MERGER AND PURCHASE AGREEMENT

     FORMATION OF SPECIAL COMMITTEE AND RETENTION OF FINANCIAL ADVISOR. As part of their ongoing efforts to enhance stockholder value, Presley's Board of Directors and management have from time to time considered various strategic alternatives for Presley. These alternatives included the refinancing/restructuring of Presley's outstanding debt obligations, merger, reorganization or the sale of certain, or substantially all of the assets of Presley, or a similar transaction.

     As part of Presley's ongoing exploration of strategic alternatives, on May 5, 1998, Presley retained SBC Warburg Dillon Read Inc., which subsequently became Warburg Dillon Read LLC, to serve as exclusive financial advisor with respect to strategic alternatives. In conjunction with the engagement of Warburg Dillon Read, on June 10, 1998, Presley's Board of Directors formed a Special Committee comprised of independent directors to investigate, review and consider strategic alternatives and to make a recommendation to Presley's Board of Directors with respect thereto. The Special Committee initially consisted of James E. Dalton, Gregory P. Flynn, Steven B. Sample, Karen S. Sandler, Marshall
E. Stearns and Ray A. Watt.

     Presley's Board of Directors authorized and directed the Special Committee to engage such experts, accountants, investment bankers and advisers, including legal counsel, as the Special Committee shall deem necessary or desirable in order to assist it in the discharge of its responsibilities in connection with the investigation, review and consideration of strategic alternatives and the making of a recommendation to the Board of Directors with respect thereto. Presley's Board of Directors also authorized and directed the Special Committee to solicit third parties with respect to strategic alternatives and to negotiate the terms of definitive documentation with respect thereto, subject to final approval of any recommended strategic alternative by Presley's Board of Directors. On June 16, 1998, the Special Committee selected Warburg Dillon Read as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its special legal counsel.

     Among the strategic alternatives explored by the Special Committee have been:

     - continuing to operate Presley's business as currently operated, coupled with ongoing efforts to further improve operating performance,

     - a sale of all or substantially all of Presley's assets,

     - a recapitalization or financial restructuring, with or without the early retirement or other restructuring of Presley's 12 1/2% Senior Notes and/or with or without an infusion of new capital,

     - forming a strategic alliance with one or more other organizations in the homebuilding industry, and

     - merging with a strategic buyer with significant resources to bring to the combination.

     The strategic alternatives considered by the Special Committee included a transaction with William Lyon Homes, which had previously indicated its interest in engaging in an acquisition of or other strategic transaction with Presley. William Lyon Homes is owned by William Lyon and his son, William H. Lyon. William Lyon Homes is a California-based homebuilder and real estate developer with projects currently under development in Northern and Southern California.

     RECEIPT AND REJECTION OF INITIAL PROPOSALS. On June 30, 1998, Presley received a non-binding proposal from William Lyon Homes proposing a series of related transactions by which William Lyon Homes would acquire all of the Common Stock of Presley for a cash price of $0.40 per share. The June 30 proposal was conditioned on, among other things, the negotiation and execution of a definitive agreement, completion of due diligence, certain amendments to the trust indenture governing the Senior Notes, and regulatory, stockholder and other approvals. The June 30 proposal, by its terms, would expire on July 31, 1998, unless accepted prior to that date.

     In early July 1998, after Presley's public announcement of the receipt of the June 30 proposal, Presley received an unsolicited preliminary proposal from a third party to acquire Presley in a merger pursuant to which Presley's stockholders would receive not less than $0.50 per share in cash. This July proposal was conditioned on, among other things, due diligence and the negotiation of an agreement in principle.

     During a series of meetings between June 30, 1998 and July 31, 1998, the Special Committee met with Warburg Dillon Read to discuss the June 30 proposal, the unsolicited July proposal and other strategic alternatives available to Presley. On July 28, 1998, the Special Committee determined that the June 30 proposal was not so compelling as to preempt the Special Committee's exploration of additional strategic alternatives. On or about July 28, 1998, the Special Committee advised William Lyon Homes of its decision and encouraged William Lyon Homes to make a new or revised proposal to the Special Committee. In addition, the Special Committee directed its special legal counsel to advise counsel to the party making the unsolicited July proposal that the Special Committee had not yet determined whether to engage in a transaction involving a third party, that the Special Committee was exploring various strategic alternatives, and that the Special Committee would consider the July proposal in due course.

     SOLICITATION OF STRATEGIC ALTERNATIVES. On or about July 28, 1998, the Special Committee directed Warburg Dillon Read to begin to contact third parties regarding the possibility of such parties submitting a proposal to acquire Presley or engage in another strategic alternative with Presley and to prepare materials for distribution to such parties. On August 21, 1998, Warburg Dillon Read presented a list of third parties which Warburg Dillon Read determined were among the more likely parties to express interest in the possibility of acquiring Presley or engaging in another strategic alternative with Presley. After discussion, the Special Committee agreed upon seventeen parties which Warburg Dillon Read should contact regarding the possibility of such parties submitting an indication of interest to the Special Committee regarding an acquisition of Presley or other strategic alternative with Presley. The parties contacted by Warburg Dillon Read included William Lyon Homes and the party which made the unsolicited July proposal. With the approval of the Special Committee, an eighteenth party was also contacted by Warburg Dillon Read regarding a possible transaction with Presley.

     Thereafter, Warburg Dillon Read contacted the agreed upon parties seeking indications of interest. Interested parties were asked to enter into a confidentiality agreement with Presley. After execution of a confidentiality agreement, interested parties were sent information concerning Presley. Of these parties, five indicated their interest in continuing to explore the possibility of a transaction with Presley. During the Fall of 1998, these parties were given additional information regarding Presley, including a presentation by management of Presley, a proposed form of agreement on which they were asked to indicate their proposed revisions, and access to financial, project and other information of Presley, including access to Presley's properties and employees. After conducting a due diligence review of such information, these parties were asked to submit a proposal for a transaction with Presley. The Special Committee received proposals from two of these parties, including a revised proposal from William Lyon Homes made in November 1998. The other proposal, which was received in December 1998, proposed a sale of a number of newly issued shares at a cash price of $0.50 per share whereby the party making the proposal would own approximately 49% of Presley's outstanding shares of Common Stock following consummation of the transaction. The December 1998 proposal would not be subject to a financing condition at the time of signing a definitive agreement. The December 1998 proposal was conditioned upon holders of at least 90% of the face amount of the Senior Notes exchanging their Senior Notes for new 12 1/2% senior notes representing 80% of the Senior Notes' face value. The new 12 1/2% senior notes would require certain modifications to the terms of the Senior Notes, including elimination of the Senior Notes' requirement that Presley purchase $20 million of Senior Notes every six months for so long as Presley's consolidated tangible net worth is less than $60 million. The December 1998 proposal was also conditioned upon satisfactory completion of due diligence and execution of a satisfactory shareholders' agreement. This agreement would grant the party making the proposal the ability to elect a majority of Presley's Board of Directors.

     After discussion with Warburg Dillon Read regarding the value to stockholders of such proposals and the likelihood that such proposed transactions would be successfully consummated, the Special Committee determined that the revised proposal from William Lyon Homes was superior to the December 1998 proposal. The Special Committee's basis for this decision included:

     - the fact that the revised William Lyon Homes proposal provided for a price per share for the Series A Common Stock of $0.62 per share while the December 1998 proposal provided for a price per share of $0.50 per share; and

     - that the revised William Lyon Homes proposal provided partial liquidity for Presley's Series A stockholders, while the December 1998 proposal provided no added liquidity for Presley's stockholders.

     In addition, the Special Committee determined that the conditions and other contingencies associated with the revised William Lyon Homes proposal were more likely to be satisfied than were the conditions and contingencies associated with the December 1998 proposal, including that:

     - The December 1998 proposal required that the holders of 90% of the Senior Notes agree to exchange their Senior Notes for notes representing 80% of the face value of the Senior Notes; the new notes would not require Presley to purchase $20 million of notes every six months if Presley's consolidated tangible net worth is below $60 million. In contrast, the William Lyon Homes proposal contemplated that the approval or consent of the holders of the Senior Notes would not be required; and

     - The December 1998 proposal was conditioned upon completion of due diligence while the William Lyon Homes proposal was not.

     In late 1998, it became apparent that Presley would not likely engage in a sale or business combination transaction with a party other than William Lyon Homes. Because of this, it also became apparent that Presley's existing working capital facility with Foothill Capital Corporation might remain outstanding, including after a transaction with William Lyon Homes. Because Karen S. Sandler and Marshall E. Stearns are officers of Foothill Capital Corporation, each of them resigned from the Special Committee, effective December 10, 1998, to avoid any appearance of a potential conflict of interest that might arise were they to continue to serve as both officers of Foothill Capital Corporation and as members of the Special Committee of independent directors.

     LETTER OF INTENT WITH WILLIAM LYON HOMES. On December 31, 1998, after unanimous approval by the Special Committee, Presley entered into a letter of intent with William Lyon Homes. The letter of intent contemplated the merger or other transactions designed to help preserve Presley's substantial tax net operating loss carryforwards to offset future taxable income. The letter also set forth the parties' preliminary understanding with respect to the proposed acquisition by Presley of substantially all of the assets of William Lyon Homes for approximately $48.0 million together with the assumption of related liabilities, and the concurrent purchase by William Lyon Homes pursuant to a tender offer for not less than 40% and not more than 49% of the outstanding shares of Presley's Common Stock held by stockholders other than the Lyons at a price of $0.62 per share. Following the completion of the proposed transactions and depending on the number of shares tendered, the Lyons would own beneficially between 55% and 65% of the outstanding shares of Presley's Common Stock. The remaining shares would continue to be publicly traded.

     Under the terms of the December 31, 1998 letter of intent, the proposed transactions would be subject to various conditions, including:

     - the successful negotiation and execution of a definitive agreement,

     - the receipt of opinions of Presley's advisors with respect to the fairness of the transactions to Presley and its stockholders as well as the solvency of Presley following the consummation of the transactions,

     - the receipt of real estate appraisals satisfactory to Presley and William Lyon Homes with respect to the real estate assets of William Lyon Homes,

     - the approval of a definitive agreement by the respective boards of directors of Presley and William Lyon Homes by March 31, 1999,

     - the receipt of all required regulatory approvals and third party consents, including any required lender consents,

     - the receipt of agreements from certain significant stockholders of Presley to tender their shares pursuant to the tender offer,

     - the receipt of financing by Presley in an amount sufficient to enable Presley to finance the transactions, and

     - the absence of any material adverse change in the business or financial condition of either Presley or William Lyon Homes.

     In addition, the December 31, 1998 letter of intent contemplated that each of the transactions would be structured so as to be subject to the successful completion of the other and that the parties would structure the transactions, including, if necessary, by imposing limitations on certain transfers of shares, so as to avoid triggering the change of control tax provisions that would result in the loss of Presley's tax net operating loss carryforwards for tax purposes. The December 31, 1998 letter of intent also contemplated that Presley's Senior Notes would remain outstanding without modification.

     The December 31, 1998 letter of intent provided that, subject to the fiduciary duties of their respective boards of directors, Presley and William Lyon Homes would negotiate exclusively with each other toward a definitive agreement until March 31, 1999. The letter of intent did not constitute a binding agreement to consummate the transactions.

     RETENTION OF HOULIHAN LOKEY. On January 21, 1999, the Special Committee retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to assist it with respect to the proposed acquisition of the assets of William Lyon Homes and the other transactions proposed by the December 31, 1998 letter of intent, including the solvency of Presley after completion of the proposed transactions with William Lyon Homes.

     REVISIONS TO LETTER OF INTENT. On February 18, 1999, after further discussions with William Lyon Homes regarding the terms of a definitive agreement, Presley announced that it had received a letter from William Lyon Homes proposing a modification to the previously executed letter of intent with William Lyon Homes. Under the proposed modification, which had been developed by William Lyon Homes as a result of tax and accounting considerations to, among other things, ensure preservation of Presley's tax net operating loss carryforwards after consummation of the proposed transactions, William Lyon Homes would make a tender offer for not more than 37% of the outstanding shares of Common Stock of Presley for a purchase price of $0.62 per share. In the event that more than 37% of the outstanding shares of Common Stock of Presley were tendered, William Lyon Homes would purchase shares from each tendering stockholder on a pro rata basis. The tender offer was to be conditioned upon there being tendered, and not withdrawn, a number of shares which constituted at least 37% of the outstanding shares of Presley. The proposed modification also provided that the transaction would be structured to permit William Lyon or his affiliates, prior to consummation of the transaction and consistent with applicable securities laws, to sell shares of Presley's Common Stock owned by them up to a maximum of 4% of the total number of shares of Presley's Common Stock presently outstanding.

     On March 30, 1999, the parties amended the letter of intent to extend its term and the period of exclusive negotiations to April 30, 1999. A condition included in the March 30, 1999 letter of intent, that the boards of directors of Presley and William Lyon Homes must approve a definitive agreement by March 31, 1999, was also extended to April 30, 1999. The parties also agreed that William Lyon Homes could participate in discussions and negotiations with the holders of Presley's Series B Common Stock regarding the purchase by William Lyon Homes of such percentage of the Series B Common Stockholders' shares so as to reduce each such Series B Common Stockholders' ownership interest in Presley's Common Stock to between 4.9% and 5% of Presley's outstanding Common Stock following consummation of the proposed transactions. William Lyon Homes was also permitted to seek commitments from the Series B Common Stockholders to sell additional shares to the extent that the number of shares of Series A Common Stock tendered in the tender offer are below the minimum threshold set forth in a definitive agreement. Any such negotiations were to be conducted exclusively so as to obtain the consent of the Series B Common Stockholders to the proposed transactions and to avoid triggering the change of control tax provisions that would result in the loss of Presley's tax net operating loss carryforwards for tax purposes. William Lyon Homes was required to notify the Special Committee regarding the details of any such discussions and negotiations. William Lyon Homes was not permitted to enter into any agreement with any Series B Common Stockholder prior to receiving the written approval from the Special Committee or Presley's Board of Directors.

     In negotiating the terms of the March 30, 1999 letter of intent, the parties became aware that William Lyon Homes would approach the individual holders of Series B Common Stock to negotiate the terms of agreements by which William Lyon Homes would purchase shares of Series B Common Stock. These negotiations ultimately resulted in the Series B Purchase Agreements which William Lyon Homes entered into with three of the holders of Series B Common Stock, including ING (U.S.) Capital, L.L.C. In apprehension of a potential conflict of interest that might arise as a result of his serving both as a member of the Special Committee and as a representative of ING at a time when ING would be negotiating its Series B Purchase Agreement with William Lyon Homes, Gregory P. Flynn resigned from the Special Committee of independent directors, effective March 31, 1999.

     On May 4, 1999, Presley announced that after approval by the Special Committee, it had entered into a revised letter of intent with William Lyon Homes on May 3, 1999. The letter set forth their preliminary understanding with respect to the proposed acquisition by Presley of substantially all of the assets of William Lyon Homes for a cash purchase price of $48.0 million and the assumption of all or substantially all of the liabilities of William Lyon Homes, and the proposed purchase by William Lyon Homes of a portion of the outstanding shares of Common Stock of Presley. Like the December 31, 1998 letter of intent, the May 3, 1999 letter of intent contemplated the merger or other transaction structured to help preserve Presley's substantial tax net operating loss carryforwards to offset future taxable income. Under the terms of the May 3, 1999 letter of intent, William Lyon Homes would make offers to the holders of Presley's Series B Common Stock and a tender offer to the holders of Presley's Series A Common Stock to purchase, for a cash purchase price of $0.655 per share, an aggregate number of shares of Common Stock which when added to the number of shares of Presley already owned by William Lyon Homes and its affiliates, and after giving effect to a disposition of up to 8% of the total number of shares of Common Stock currently outstanding by William Lyon Homes and/or its affiliates, would cause William Lyon Homes and its affiliates to own an aggregate of approximately 49% of the outstanding shares of Presley's Common Stock. The proposed transactions were subject to various conditions, including:

     - the successful negotiation and execution of a definitive agreement;

     - the receipt of opinions of Presley's advisors with respect to the fairness of the transactions to Presley and its stockholders as well as the solvency of Presley following the consummation of the transactions;

     - the receipt of real estate appraisals satisfactory to Presley and William Lyon Homes with respect to the real estate assets of William Lyon Homes;

     - the approval of a definitive agreement by the respective boards of directors of Presley and William Lyon Homes by July 15, 1999;

     - the receipt of all required regulatory approvals and third party consents, including any required lender consents;

     - the availability of sufficient borrowing capacity or the receipt of financing by Presley in an amount sufficient to enable Presley to finance the transactions; the holders of Company's Series B Common Stock not acquiring or disposing of any beneficial interest in Presley's Common Stock prior to closing;

     - the purchase by William Lyon Homes of a sufficient number of shares of Presley's Common Stock to cause, when added to the number of shares already owned and after giving effect to the sale of up to 8% of Presley's Common Stock, William Lyon Homes to own at least 49% of Presley's Common Stock, but not more than 49.9%; and

     - the absence of any material adverse change in the business or financial condition of either Presley or William Lyon Homes.

SERIES B PURCHASE AGREEMENTS

     Effective as of July 15, 1999, Presley and William Lyon Homes amended the revised letter of intent to extend from July 15 to October 15, 1999 the term of the letter of intent, the period of exclusive negotiations and the date by which the respective boards of directors of Presley and William Lyon Homes must approve a definitive agreement with respect to the proposed transactions. The proposed transactions were also conditioned upon certain holders of Presley's Series B Common Stock having consented to the transactions and executed a written agreement, in form and substance satisfactory to William Lyon Homes and Presley, to sell shares of Presley's Series B Common Stock to William Lyon Homes such that each holder would own less than 5% of the aggregate number of shares of Presley Common Stock.

     William Lyon Homes entered into separate agreements each dated as of July 6, 1999, with three holders of the Series B Common Stock which provide for the purchase by William Lyon Homes from these holders of an aggregate of 9,434,813 shares, subject to adjustment as described below, of Presley's Series B Common Stock for a cash price of $0.655 per share. The parties have agreed that if less than 10,678,792 shares of Series A Common Stock are validly tendered and not withdrawn prior to and as of the expiration of the tender offer, then such holders of Presley's Series B Common Stock will sell to William Lyon Homes, at a cash price of $0.655 per share, an additional number of shares of Presley's Series B Common Stock, so as to enable William Lyon Homes and its affiliates to own approximately 49%, but in no event more than 49.9%, of Presley's outstanding Common Stock.

     The obligation of William Lyon Homes to purchase the shares pursuant to the Series B Purchase Agreements is conditioned on, among other things, the closing of the asset purchase, the acceptance and payment of shares pursuant to the tender offer, the approval of the merger and the absence of any person other than William Lyon Homes and its affiliates owning beneficially more than 5% of the outstanding Common Stock of Presley. Each of these holders of Presley's Series B Common Stock has also agreed that prior to the closing of the purchase, it will not transfer, tender, or encumber any shares of the Series A Common Stock that it owns or convert any of its remaining Series B Common Stock. Each of these holders has also agreed that prior to the closing, it will not acquire any beneficial interest in shares of Presley's Common Stock or options, warrants or other rights to acquire shares of Presley's Common Stock. William Lyon Homes has also agreed with three holders of the Series B Common Stock not to sell for three years any shares of Presley's Common Stock in excess of the number of shares of Common Stock of Presley owned by William Lyon Homes, William Lyon or their affiliates on July 6, 1999 unless such sale occurs in a transaction in which all stockholders of Presley are given the opportunity to participate pro rata and on the same terms and conditions. The agreements with these holders of Presley's Series B Common Stock contain conditional commitments on the part of the selling security holders to vote their shares in favor of the proposed merger. Each of the agreements with such holders of Presley's Series B Common Stock may be terminated by either of the parties if the closing has not occurred by November 15, 1999. Presley is not a party to these Series B Purchase Agreements.

     The May 3, 1999 letter of intent contemplated that each of the transactions would be structured so as to be subject to the successful completion of the others. The May 3, 1999 letter of intent also contemplated that the parties would structure the transactions, including, if necessary, by imposing limitations on certain transfers of shares, so as to avoid triggering the change of control tax provisions that would result in the loss of Presley's net operating losses for tax purposes. The May 3, 1999 letter of intent also contemplated that Presley's Senior Notes would remain outstanding without modification. The May 3, 1999 letter of intent provides that, subject to the fiduciary duties of their respective boards of directors, Presley and William Lyon Homes would negotiate exclusively with each other toward a definitive agreement until October 15, 1999.

     As of July 15, 1999, Presley's Board of Directors approved the merger by unanimous written consent.

     On August 12, 1999, and in separate transactions, William Lyon and William
H. Lyon sold an aggregate of 2,500,000 shares and 500,000 shares, respectively, of Series A Common Stock for a cash price of $0.65 per share. Such sales were effected through privately negotiated sale transactions not involving a broker or dealer.

     On September 3, 1999, Presley's Board of Directors, after its members had reviewed a substantially final draft of the Purchase Agreement, authorized the Special Committee with all of the power of the Board of Directors with respect to the adoption, authorization, execution and performance of the Purchase Agreement and any amendments or supplements thereto.

     On September 16, 1999, after receiving the opinions of Warburg Dillon Read and Houlihan Lokey as hereinafter described (see "Opinion of Warburg Dillon Read" and "Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc."), the Special

Committee, consisting of James E. Dalton, Steven B. Sample and Ray A. Watt, approved the Purchase Agreement and the transactions contemplated thereby, subject to review of the final form of the Purchase Agreement and related documentation at a meeting to take place at a later date. Also at its September 16, 1999 meeting, pursuant to authority previously granted by the Board of Directors and subject to review of final documentation, the Special Committee resolved to, in furtherance of the transactions contemplated by the Purchase Agreement, recommend the tender offer to the holders of the Series A Common Stock, other than the Lyons and the Series B Common Stockholders who are parties to a stock purchase agreement with William Lyon Homes, provided that each such holder should consult with his or her financial and tax advisors prior to tendering their shares in the tender offer.

     Following its meeting of September 16, 1999 and in the course of finalizing documentation relating to the proposed transactions, Presley's management advised the Special Committee that management had prepared an updated projection for Presley and William Lyon Homes on a combined basis. The Special Committee reviewed the updated projection with Presley's management and requested that Warburg Dillon Read review the updated projection and assess whether it could confirm its fairness opinion dated September 16, 1999 in light of the updated projection. At a meeting on October 7, 1999, Warburg Dillon Read advised the Special Committee that it had confirmed, as of October 7, 1999, its fairness opinion of September 16, 1999. Following Warburg Dillon Read's confirmation of its September 16, 1999 fairness opinion, the Special Committee authorized management of Presley to execute the Purchase Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF PRESLEY AND REASONS FOR THE MERGER

     Presley's Board of Directors has unanimously approved the certificate of ownership and merger, subject to the receipt of stockholder approval, and unanimously recommends that stockholders of Presley approve the merger. In deciding to approve the certificate of ownership and merger, the Board of Directors considered each of the following:

     - The value to Presley of the tax benefits associated with its tax net operating loss carryforwards.

     - The fact that Presley cannot currently prevent an ownership change that could limit the availability of these tax benefits.

     - The advice of counsel regarding the relative enforceability of stock transfer restrictions under Delaware corporate law when the restrictions are imposed by amending the corporation's certificate of incorporation or by merger.

     - The recommendation of the Special Committee of the Board with respect to the approval of the letter of intent with William Lyon Homes, which required the merger or other transaction structured to help preserve Presley's substantial tax net operating loss carryforwards to offset future taxable income.

     - The consummation of the transactions contemplated by the letter of intent, including the tender offer, the asset purchase, and the purchase of Series B Common Stock from the Series B Common Stockholders, would facilitate approval of the merger.

     - The federal income tax consequences of the merger to Presley and Merger Sub.

     - The accounting treatment of the merger.

     - The current market price of Presley's Series A Common Stock.

Each director has advised Presley that he or she plans to vote all of his or her shares of Presley's Common Stock in favor of the merger. Presley's Board of Directors authorized the Special Committee to approve the Purchase Agreement. Accordingly, Presley's Board of Directors will not separately approve the Purchase Agreement.

REASONS FOR THE APPROVAL OF THE PURCHASE AGREEMENT BY THE SPECIAL COMMITTEE

     The Board of Directors of Presley has granted the Special Committee the authority of the Board with respect to making a recommendation to Presley's stockholders as it shall determine.

     After the Special Committee received presentations and reviewed the terms and conditions of the tender offer, the Purchase Agreement and the transactions contemplated thereby with Presley's management, the Special Committee's legal counsel, its financial advisor, Warburg Dillon Read, and with Houlihan Lokey, which assisted the Special Committee with the asset purchase, the Special Committee determined that the Purchase Agreement and the transactions contemplated thereby were fair to and in the best interests of Presley's stockholders. In reaching its conclusions, the Special Committee considered many factors, including, but not limited to, the following factors. Except where otherwise noted, the following factors favored the fairness of the Purchase Agreement and the transactions contemplated thereby to Presley's stockholders:

     - the terms and conditions of the tender offer, the Purchase Agreement and related agreements and transactions;

     - the fact that the asset purchase is conditioned upon a minimum number of shares being tendered pursuant to the tender offer, such that the Lyons and William Lyon Homes will own at least 45% of the outstanding shares of common stock of Presley after the consummation of the transactions contemplated by the Purchase Agreement and, therefore, the transactions contemplated by the Purchase Agreement may not be consummated unless a sufficient number of shares of Series A Common Stock are tendered pursuant to the tender offer, which favors the fairness of the tender offer as a part of and condition to all of the transactions contemplated by the Purchase Agreement;

     - the written opinion of Warburg Dillon Read, to the effect that, as of September 16, 1999 and based upon and subject to certain matters stated in such opinion, after giving effect to the asset purchase, the tender offer, the merger and the Series B Purchase Agreements, the shares of common stock of Merger Sub to be issued in the merger to Presley's stockholders and/or, to the extent any holder of Series A Common Stock, other than the Lyons and those stockholders who have entered into Series B Purchase Agreements with William Lyon Homes, tenders shares in the tender offer, the cash that may be received by each such tendering stockholder, subject to the proration provisions of the tender offer, is fair to the holders of Series A Common Stock, other than the Lyons and the stockholders who have entered into a Series B Purchase Agreement with William Lyon Homes, from a financial point of view. The full text of Warburg Dillon Read's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Warburg Dillon Read, is attached as Appendix D to this Proxy Statement/Prospectus. Warburg Dillon Read confirmed its opinion as of October 7, 1999. Warburg Dillon Read's opinion is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Series A Common Stock pursuant to the tender offer. Stockholders are urged to read such opinion carefully in its entirety;

     - the written opinion of Houlihan Lokey that, as of September 16, 1999 and based upon and in reliance on certain assumptions and other considerations stated in its opinion, the consideration to be paid by Presley and Presley Homes in connection with the asset purchase is fair to Presley and Presley Homes from a financial point of view. The full text of Houlihan Lokey's opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Houlihan Lokey, is attached as Appendix E to this Proxy Statement/Prospectus. Houlihan Lokey's opinion does not constitute a recommendation to Presley, Presley Homes or any stockholder as to whether to tender Series A Common Stock pursuant to the tender offer or to take other action in connection with the transactions contemplated by the Purchase Agreement. Holders of Series A Common Stock are urged to read Houlihan Lokey's opinion carefully in its entirety;

     - the receipt by Presley of determinations of value in the aggregate of the real estate assets of William Lyon Homes made by CB Richard Ellis, Inc., a real estate appraisal firm which is of regional standing in the regions in which the subject properties are located and is a Member Appraisal Institute, MAI, certified, which appraisals were considered in the aggregate by Houlihan Lokey in determining the fairness of the asset purchase;

     - the fact that three holders of Series B Common Stock, each of which is a significant stockholder of Presley, were willing to enter into agreements with William Lyon Homes pursuant to which they will sell an aggregate of not less than 9,434,813 shares, subject to adjustment, of their Series B Common Stock to William Lyon Homes at $0.655 and pursuant to which they have conditionally agreed to vote in favor of the merger;

     - Presley's need to acquire suitable properties for development;

     - that the transactions contemplated by the Purchase Agreement enable Presley to expand its operations in key markets in Northern and Southern California;

     - that the transactions contemplated by the Purchase Agreement may strengthen Presley's and Presley Homes' management;

     - a comparison of the historical financial results and present financial condition of Presley and of William Lyon Homes with those of others that were deemed relevant;

     - that the tender offer provides partial liquidity to the holders of Series A Common Stock, other than the Lyons and those holders of Series B Common Stock who have agreed with William Lyon Homes not to tender any shares of Series A Common Stock in the tender offer, enabling holders who wish to sell some of their shares of Series A Common Stock at $0.655 per share to do so;

     - that the holders of Series A Common Stock have the right not to tender their shares pursuant to the tender offer;

     - the fact that the tender offer price of $0.655 per share is lower than the current and recent historical market price for the Series A Common Stock, including the fact that the closing sale price for the Series A Common Stock on the NYSE on September 15, 1999 was $1.00 per share. While this factor, alone, would appear to weigh against the fairness of the tender offer, the Special Committee also considered, in connection with this factor, that the current market price of the Series A Common Stock reflects limited trading volume and that the market for the Series A Common Stock would not likely sustain a price comparable to the current market price and at the same time provide liquidity for the up to 10,678,792 shares sought in the tender offer;

     - the limited trading volume of the Series A Common Stock, including the fact that the average daily trading volume of the Series A Common Stock over the previous three months ended on September 16, 1999 was 73,045 shares per day and in connection with this, the added liquidity that the tender offer would present to Presley's Series A Stockholders;

     - the fact that the tender offer is not for all of the shares of Series A Common Stock and that any purchase of shares of Series A Common Stock pursuant to the tender offer is subject to prorationing if more than 10,678,792 shares of Series A Common Stock are tendered. While this factor, alone, would appear to weigh against the fairness of the tender offer because it provides for less liquidity than would a tender offer for all outstanding shares, the up to 10,678,792 shares the Lyons will offer to purchase approximate the greatest number of shares they could purchase in the tender offer and, at the same time, preserve Presley's significant tax net operating losses by avoiding an "ownership change" for tax purposes, after purchasing a number of shares of Series B Common Stock sufficient to reduce the holdings of all Series B Stockholders to no greater than 5% of Presley's outstanding common stock, which purchases are also to help prevent an "ownership change" for tax purposes;

     - that the liquidity of the common stock of Merger Sub, as the surviving corporation in the merger, may be limited as a result of the fact that the Lyons and William Lyon Homes will together hold up to 49.9% of such common stock and as a result of the imposition of the transfer restrictions on such common stock after the merger. While this factor, alone, would appear to weigh against the fairness of the tender offer, the Special Committee also considered, in connection with this factor, the liquidity that the tender offer presents to the Series A Stockholders and that the Lyon affiliates' ownership of between 45% and 49.9% of Presley's Common Stock was a condition to all of the transactions contemplated by the Purchase Agreement;

     - the fact that the transactions contemplated by the Purchase Agreement will not result in the refinancing or restructuring of the Senior Notes, including that the Senior Notes will continue to require the purchase of $20 million of the Senior Notes every six months for so long as Presley's consolidated tangible net worth is less than $60 million and that the transactions contemplated by the Purchase Agreement will not have the effect of increasing Presley's consolidated tangible net worth to $60 million or above. This factor is not believed to weigh against the fairness of the transactions contemplated by the Purchase Agreement because this obligation would remain if Presley were not to engage in the transactions contemplated by the Purchase Agreement and, while the December 1998 proposal required the restructuring of the Senior Notes to eliminate this obligation, the Special Committee did not believe that the holders of the requisite percentage of the Senior Notes were likely to agree to such a modification. In addition, the Special Committee determined that the terms of the December 1998 proposal were inferior to the terms of William Lyon Homes' proposal;

     - that the transactions contemplated by the Purchase Agreement are structured in a way so as to not require the approval or consent of the holders of the Senior Notes;

     - that the transactions contemplated by the Purchase Agreement provide Presley's stockholders with the opportunity to share in any enhancement of value of Presley's Common Stock that may result from such transactions;

     - that the transactions contemplated by the Purchase Agreement should not inhibit the ability of Presley to utilize the tax benefits associated with its tax net operating loss carryforwards;

     - the fact that the tender offer and the transactions are structured in a way as to allow Presley to implement transfer restrictions intended to decrease the risk that an ownership change could occur that would severely limit Presley's ability to use the tax benefits associated with its tax net operating loss carryforwards in offsetting future taxable income;

     - the fact that the merger, as it is to be presented to Presley's stockholders for their approval at a special meeting of stockholders, is conditioned upon the consummation of the asset purchase and the purchase of shares of Series A Common Stock pursuant to the tender offer and, therefore, the merger may not be consummated if a sufficient number of shares of Series A Common Stock are not tendered pursuant to the tender offer;

     - that the consummation of the Series B Purchase Agreements, which are conditioned upon the consummation of the asset purchase, the purchase of shares pursuant to the offer, and the receipt of stockholder approval of the merger, are expected to reduce the holdings of such holders of Series B Common Stock to below 5% of Presley's outstanding common stock, which may help to reduce the likelihood of an ownership change of Presley for tax purposes which would otherwise restrict Presley's ability to utilize its tax net operating loss carryforwards;

     - the scope and detail of the negotiating process that led to the finalization of the Purchase Agreement;

     - the scope and detail of the limited auction process undertaken by the Special Committee seeking proposals for strategic alternatives with Presley;

     - the fact that, in the Special Committee's view, an auction process more extensive than the limited auction process undertaken by the Special Committee would not have likely resulted in proposals more favorable to Presley and its stockholders than those received by the Special Committee;

     - the fact that, in the Special Committee's and management's view, an auction process more extensive than the limited auction process undertaken by the Special Committee could cause harm to Presley and significant disruption in Presley's operations;

     - Warburg Dillon Read's view that the eighteen parties contacted by Warburg Dillon Read represented the most likely parties for a transaction with Presley involving a strategic alternative and that, of the eighteen parties contacted, only one party other than William Lyon Homes submitted a proposal for a transaction with Presley after such solicitation;

     - the Special Committee's determination that William Lyon Homes' proposal was superior to each of the December 1998 proposal and the unsolicited July 1998 proposal based on, among other things, the fact that William Lyon Homes' proposal provided for a higher price per share for the Series A Common Stock than did the other proposals received and the Special Committee's determination that the conditions and other contingencies associated with William Lyon Homes' proposal were more likely to be satisfied than were the conditions and contingencies associated with the other proposals received;

     - that, despite the fact that Presley had announced the formation of the Special Committee to explore strategic alternatives and the receipt of William Lyon Homes' initial proposal on June 30, 1998, the Company had received no proposals for a transaction involving a strategic alternative with Presley other than the proposals made by William Lyon Homes, the December 1998 proposal and the unsolicited July 1998 proposal;

     - the fact that the Special Committee received no proposals for a transaction with Presley involving a strategic alternative other than those identified above despite the fact that the letters of intent entered into with William Lyon Homes allowed Presley to, subject to certain conditions, receive and consider competing proposals from third parties, subject to certain exclusive negotiating agreements contained therein and subject to Presley's agreement to pay William Lyon Homes' fees and expenses incurred in connection with the proposed transactions in the event that Presley entered into a definitive agreement with a third party for a competing transaction; the letters of intent with William Lyon Homes were publicly announced by Presley; and such letters of intent were filed as exhibits to Presley's filings with the Securities and Exchange Commission;

     - the fact that the Purchase Agreement may be terminated by Presley and Presley Homes in connection with entering into a competing definitive agreement with a third party without any obligation to pay any "termination fee" or "break-up fee" to William Lyon Homes, other than Presley's agreement to pay William Lyon Homes' fees and expenses incurred in connection with the Purchase Agreement upon entering into such a competing definitive agreement;

     - other information with respect to the financial condition, results of operations and business of Presley, on both a historical and a prospective basis, current industry, economic and market conditions and trends, including increased competition, historical market prices, price to earnings multiples and recent trading patterns of the Series A Common Stock, market prices and financial data relating to other companies engaged in the same or similar businesses as Presley.

     The foregoing discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the tender offer and the transactions, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. In addition, individual members of the Special Committee may have given different weights to different factors.

OPINION OF WARBURG DILLON READ LLC

     In May 1998, Presley retained Warburg Dillon Read to explore various strategic alternatives, including the refinancing/restructuring of its outstanding debt obligations, merger, reorganization, the sale of certain, or substantially all of its assets or other similar transaction. The Special Committee of the Board of Directors of Presley retained Warburg Dillon Read to act as its financial advisor in connection with certain aspects of the transactions.

     At the meeting of the Special Committee held on September 16, 1999, Warburg Dillon Read delivered its written opinion, attached hereto as Appendix D, to the Special Committee. As of October 7, 1999, after reviewing management's updated projection for Presley with management, Warburg Dillon Read confirmed, as of such date, its fairness opinion dated September 16, 1999.

     The opinion states that based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of Series A Common Stock of Presley, other than William Lyon, William H. Lyon, GS Credit Partners, L.P., ING (U.S.) Capital, L.L.C. and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust (collectively, the "Contractually Non-Tendering Holders"), after giving effect to the asset acquisition, the tender offer, the Series B Purchase Agreements and the merger, is fair to the holders of Series A Common Stock of Presley, other than the Contractually Non-Tendering Holders, from a financial point of view.

     The consideration to be received by the holders of Series A Common Stock of Presley, other than the Contractually Non-Tendering Holders, will consist of 0.2 share of Merger Sub common stock for each share of Series A Common Stock owned immediately prior to the merger or, to the extent any such holder of Series A Common Stock tenders shares of Series A Common Stock in the tender offer, cash for those shares at a price of $0.655 per share, subject to the pro ration provisions of the tender offer. The shares of common stock of Merger Sub and/or cash that may be received by each holder of Series A Common Stock of Presley, other than the Contractually Non-Tendering Holders, after giving effect to the transactions is referred to in this description of Warburg Dillon Read's opinion as the "transaction consideration."

     The following summary of the Warburg Dillon Read opinion is qualified in its entirety by reference to the full text of the opinion. The full text of Warburg Dillon Read's opinion sets forth the assumptions made, matters considered and limitations on the scope of review undertaken and is attached as Appendix D to this document. We urge you to carefully read the Warburg Dillon Read opinion in its entirety.

     The Warburg Dillon Read opinion:

     - is directed to the Special Committee of the Presley Board of Directors;

     - does not constitute a recommendation to any holder of Series A Common Stock as to whether to tender shares in the tender offer;

     - does not constitute a recommendation to any holder of Series A Common Stock as to whether to vote in favor of the merger;

     - does not address Presley's underlying business decision to effect the transactions;

     - does not imply any conclusion or offer any opinion as to the trading price of the common stock of Merger Sub following the transactions;

     - is based upon economic, monetary, market and other considerations as in effect on, and the information made available to Warburg Dillon Read as of, September 16, 1999; and

     - does not offer any opinion as to the material terms of the Series B Purchase Agreements, or, except as is provided in the Warburg Dillon Read opinion, the Purchase Agreement or the form of any of the transactions.

     In rendering the Warburg Dillon Read opinion, Warburg Dillon Read, with the consent of the Special Committee of the Board of Directors of Presley, assumed that:

     - the consideration to be paid by Presley for the assets of William Lyon Homes and of certain partnerships and limited liability companies pursuant to the Purchase Agreement is fair to Presley and Presley Homes from a financial point of view;

     - the consummation of the transactions will not restrict or adversely affect the utilization by Presley of its tax net operating loss carryforwards;

     - after giving effect to the transactions, the common stock of Merger Sub will remain eligible for listing on the New York Stock Exchange;

     - the final executed form of the Purchase Agreement will not differ from the draft Warburg Dillon Read examined;

     - each party to the Series B Purchase Agreements and the Purchase Agreement complies in all material respects with its respective obligations thereunder;

     - the transactions contemplated by the Series B Purchase Agreements and the Purchase Agreement will be consummated in accordance with the respective terms thereof, with no modification or waiver of any material term or condition thereunder, including the conditions to the tender offer; and

     - the consummation of the transactions in the manner contemplated by the Series B Purchase Agreements and the Purchase Agreement complies with all applicable laws.

     In connection with rendering its opinion, Warburg Dillon Read:

     - reviewed certain publicly available business and historical information relating to Presley;

     - reviewed certain internal financial information and other financial data provided to Warburg Dillon Read by Presley and William Lyon Homes, that is not publicly available relating to the business and financial prospects of Presley and of the assets to be acquired from William Lyon Homes and certain partnerships and limited liability companies pursuant to the Purchase Agreement, including estimates and financial projections prepared by the management of Presley and William Lyon Homes;

     - conducted discussions with members of the senior management of Presley and William Lyon Homes;

     - reviewed publicly available financial and stock market data with respect to certain other companies in lines of business Warburg Dillon Read believed to be generally comparable to those of Presley (the "Comparables");

     - considered certain pro forma effects of the transactions on Presley's financial statements;

     - reviewed the historical market prices and trading volumes of the Series A Common Stock and the common stocks of the Comparables reviewed by Warburg Dillon Read;

     - reviewed the Series B Purchase Agreements and the drafts of the Purchase Agreement and other ancillary documents;

     - considered the results of solicitations of interest from and discussions with third parties regarding potential business combinations involving Presley; and

     - conducted such other financial studies, analyses and investigations, and considered such other information, as Warburg Dillon Read deemed necessary or appropriate.

     In connection with its review, with the consent of the Special Committee of the Board of Directors of Presley, Warburg Dillon Read:

     - did not assume any responsibility for independent verification of any of the foregoing information received by it for the purpose of its opinion;

     - relied on such information being complete and accurate in all material respects;

     - did not make any independent evaluation or appraisal of any of the assets or liabilities, contingent or otherwise, of Presley, William Lyon Homes or certain partnerships and limited liability companies referred to above; and

     - assumed that the financial projections referred to above had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Presley and William Lyon Homes, as applicable, as to the future financial performance of Presley, the assets of William Lyon Homes and of certain partnerships and limited liability companies to be acquired pursuant to the Purchase Agreement.

     In connection with its opinion, Warburg Dillon Read performed certain financial analyses which it discussed with the Special Committee of the Board of Directors of Presley. The material portion of the analyses performed by Warburg Dillon Read in connection with rendering its opinion are summarized below.

     In delivering the Warburg Dillon Read opinion and making its presentation to Presley's Special Committee of the Board of Directors, representatives of Warburg Dillon Read considered and discussed various financial and other matters that it deemed relevant. General valuation considerations deemed relevant by Warburg Dillon Read include, without limitation:

     - Presley's obligation, in accordance with the trust indenture governing its 12 1/2% Senior Notes to purchase $20 million principal amount of the Senior Notes each six months as long as Presley's consolidated tangible net worth is less than $60 million, which has restricted its ability to acquire, hold and develop real estate projects and has caused Presley to realign its operating strategy to finance certain of its projects by forming joint ventures with venture partners that would provide a substantial amount of the capital necessary to develop these projects;

     - Presley, in accordance with the trust indenture governing the Senior Notes, will purchase $20 million principal amount of the Senior Notes on or before December 4, 1999, as indicated in the projections provided by management, and all valuation methodologies contemplate such purchase of the Senior Notes as of December 4, 1999;

     - the recent historical market price and trading volume of the Series A Common Stock;

     - the results of solicitations of interest from and discussions with third parties regarding potential business combinations involving Presley;

     - that the proposed transactions would not require the consent or approval of the holders of the Senior Notes under the trust indenture governing the Senior Notes;

     - that due to Presley's current financial condition, the shift in operating strategy and reduction in wholly-owned projects as a percentage of total projects Presley will develop going forward, and the fact that most of the publicly-traded companies and companies that have recently been acquired with businesses comparable to that of Presley have or had different operating, financial and/or growth characteristics to those of Presley, certain traditional valuation methodologies have limited applicability in valuing Presley; and

     - management projections prepared by Presley's management and provided to Warburg Dillon Read that are otherwise not publicly available, other than as disclosed in the Proxy Statement/Prospectus.

     DISCOUNTED CASH FLOW ANALYSIS. Warburg Dillon Read performed a discounted cash flow analysis of Presley using projections provided by Presley's management, which were based upon Presley as a stand-alone entity ("Presley Stand-Alone") and the combination of the operations of Presley and certain assets and liabilities of William Lyon Homes and of certain partnerships referred to above ("Presley/WLH Combined") purchased and assumed in the transactions. In performing its discounted cash flow analysis, Warburg Dillon Read considered various assumptions and applied valuation parameters that it deemed appropriate to the Presley Stand-Alone projections and the Presley/WLH Combined projections. Utilizing both sets of projections and relevant assumptions, Warburg Dillon Read calculated the theoretical discounted present value for Presley Stand-Alone and Presley/WLH Combined as of December 31, 1999, by adding together:

     - the projected stream of future unlevered free cash flows through a forecast horizon, the fiscal years ending December 31, 2000 through December 31, 2003, discounted to the present; and

     - the projected value of the entity at the end of the fiscal year ending December 31, 2003 (the "Terminal Value") discounted to the present.

     The Discounted Cash Flow Analysis of Presley Stand-Alone, net of projected net debt as of December 31, 1999 of $116 million, results in an implied equity value at an approximate midpoint of the valuation range of $16.7 million, or $0.32 per share.

     The Discounted Cash Flow Analysis of Presley/WLH Combined, using the EBITDA multiple range of 5.0x to 6.0x, net of the projected net debt as of December 31, 1999 of $197 million, results in an implied equity value at the approximate midpoint of the valuation range of $74.4 million, or $1.43 per share, and using the net asset multiple range of 0.55x to 0.65x, results in an implied equity value at the approximate midpoint of the valuation range of $7.8 million, or $0.15 per share.

                       VALUATION METHODOLOGY AND SUMMARY

                VALUATION METHODOLOGY                      TOTAL ENTERPRISE VALUE
                ---------------------                      ----------------------
Discounted Cash Flow Analysis Presley................  $120 million to $140 million
Discounted Cash Flow Analysis Presley-William Lyon
  Homes Combined.....................................  $245 million to $300 million

     For Presley Stand-Alone, the Terminal Value was calculated based on a terminal net asset multiple range of 0.55x to 0.65x. The cash flow streams and the Terminal Values were then discounted to present values using a range of discount rates from 12% to 16%. For Presley/ WLH Combined, the Terminal Value was calculated using two approaches: an EBITDA, as defined below, multiple range of 5.0x to 6.0x and a net asset multiple range 0.55x to 0.65x. The cash flow streams and the Terminal Values were then discounted to present values using a range of discount rates from 10% to 14% and 12% to 16%, respectively.

     For Presley Stand-Alone, Warburg Dillon Read arrived at an implied total enterprise value of approximately $120 million to $140 million, which, net of the projected net debt as of December 31, 1999 of $116 million, resulted in an implied equity value at an approximate midpoint of the valuation range of $16.7 million, or $0.32 per share. For Presley/WLH Combined, Warburg Dillon Read arrived at implied equity values based on the two approaches described above:

     - using the EBITDA multiple range of 5.0x to 6.0x to calculate the Terminal Value, a total enterprise value range of approximately $245 million to $300 million was calculated which, net of the projected net debt as of December 31, 1999 of $197 million, resulted in an implied equity value at the approximate midpoint of the valuation range of $74.4 million, or $1.43 per share, and

     - using the net asset multiple range of 0.55x to 0.65x to calculate the Terminal Value, an implied equity value was calculated at the approximate midpoint of the valuation range of $7.8 million or $0.15 per share.

     Warburg Dillon Read analyzed a range of possible outcomes for the holders of Series A Common Stock of Presley, other than the Contractually Non-Tendering Holders, after giving effect to:

     - the Transactions;

     - the range of possible levels of participation in the tender offer;

     - the effect of the pro ration provisions of the tender offer, if any; and

     - the range of values per share calculated for Presley/WLH Combined.

     In the event that:

     - a holder of Series A Common Stock declines to participate in the tender offer, such holder will receive for each share of Series A Common Stock held 0.2 shares in Merger Sub common stock, which range in value from $0.15 to $1.43 per share of Series A Common Stock based on the midpoint of the two valuation approaches described above;

     - a holder tenders all of his shares, and all shares are accepted with no pro ration, the value per share of Series A Common Stock received will be $0.655 per share; and

     - all holders of the Series A Common Stock (other than the Contractually Non-Tendering Holders) tender their shares, resulting in a pro ration of approximately 42% of shares eligible for tender being accepted in the tender offer, the value per share of Series A Common Stock received will range in value from $0.36 to $1.10 in a mixture of cash and stock based on the midpoint of the two valuation approaches described above.

     ANALYSIS OF SELECTED PUBLICLY TRADED COMPARABLE COMPANIES. Using publicly available information, Warburg Dillon Read compared selected financial data of Presley with similar data of selected companies, the securities of which are publicly traded and which are engaged in businesses that Warburg Dillon Read believed to be generally comparable in certain respects to those of Presley (the "Comparables"). The following table summarizes the market value of the equity of the comparable public homebuilding companies:

                                                               MARKET VALUE
               PUBLIC HOMEBUILDING COMPANIES                  OF EQUITY(1)(2)
               -----------------------------                  ---------------
Capital Pacific Holdings....................................      $ 43.6
Dominion Homes..............................................        44.3
Engle Homes.................................................       112.7
Hovnanian Enterprises.......................................       179.3
M/I Schottenstein Homes.....................................       165.1
Meritage Corporation........................................        72.4
Newmark Homes Corporation...................................        80.5
Schuler Homes...............................................       137.8
Washington Homes............................................        52.1
Zaring National Corporation.................................        31.6
                                                                  ------
High........................................................       179.3
Low.........................................................        31.6
Average.....................................................        91.9
Median......................................................        76.4
                                                                  ------
Presley.....................................................      $ 48.9
                                                                  ======

---------------
(1) Based on stock prices as of September 13, 1999.

(2) Includes unconsolidated joint ventures.

     Warburg Dillon Read determined the total equity value, defined as shares outstanding multiplied by the share price as of September 13, 1999, and derived an unlevered value, defined as total equity value plus the book value of debt, preferred stock and minority interest less cash and cash equivalents, for each of the comparable companies. Warburg Dillon Read calculated a range of such total equity value as a multiple of latest twelve months net income and book value and projected net income, on a per share basis, for the year ended December 31, 1999 and 2000, using mean earnings estimates for calendar year 1999 and 2000 as reported by Institutional Brokers Estimate System. Warburg Dillon Read also calculated a range of such unlevered value as a multiple of last twelve months sales, earnings before interest, taxes, depreciation and amortization ("EBITDA"), earnings before interest and taxes ("EBIT") and net assets.

     Total equity value as a multiple of last twelve months net income averaged 6.5x and total equity value as a multiple of projected net income for calendar years ended December 31, 1999 and 2000 averaged 5.3x and 4.3x, respectively. Total equity value as a multiple of book value averaged 0.8x. Unlevered values as a multiple of last twelve months sales, EBITDA, EBIT and net assets were also calculated. For the Comparables, unlevered value as a multiple of last twelve months sales averaged 0.6x; unlevered value as a multiple of last twelve months EBITDA averaged 6.0x; unlevered value as a multiple of last twelve months EBIT averaged 6.5x; and unlevered value as a multiple of net assets averaged 0.9x. Warburg Dillon Read noted that, based on current trading data, total equity value for Presley as a multiple of last twelve months net income, projected net income for the calendar years ending December 31, 1999 and December 31, 2000, were 2.1x, 2.0x and 2.7x, respectively. Unlevered value for Presley represented 0.5x last twelve months sales, 3.2x last twelve months EBITDA, 3.3x last twelve months EBIT and 1.1x net assets. However, due to Presley's current financial condition, recent trading price range and volume, and Presley's shift in its operating strategy to finance certain of its projects by forming joint ventures with venture partners that would provide a substantial amount of the capital necessary to develop these projects, traditional valuation methodologies based on publicly traded comparable companies are of limited applicability in valuing Presley.

     ANALYSIS OF SELECTED COMPARABLE ACQUISITIONS. Using publicly available information, Warburg Dillon Read compared selected financial data of Presley with similar data of numerous companies and/or businesses that have been involved in acquisitions in the past six years engaged in businesses that Warburg Dillon Read believed to be relevant or comparable in certain respects to that of Presley. However, due to Presley's current financial condition, recent trading price range and volume, and Presley's shift in its operating strategy to finance certain of its projects by forming joint ventures with venture partners that would provide a substantial amount of the capital necessary to develop these projects, traditional valuation methodologies based on comparable acquisitions are of limited applicability in valuing Presley.

     No company, transaction or business used in the analyses described under "Analysis of Selected Publicly Traded Comparable Companies" and "Analysis of Selected Comparable Acquisitions" is identical to Presley or the Transactions. Accordingly, an analysis of the results thereof necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that could affect the transaction or the public trading price or other values of the company or companies or businesses to which they are being compared. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using selected publicly traded comparable company or selected comparable acquisition data.

     FAIRNESS OPINION PROCESS. The preparation of a fairness opinion is a complex process not susceptible to partial analysis or summary description. Warburg Dillon Read believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the analysis set forth in its opinion.

     In performing its analyses, Warburg Dillon Read made numerous assumptions with respect to industry performance, general business, financial, market and economic and other matters, many of which are beyond the control of Presley. The analyses Warburg Dillon Read performed are not necessarily indicative of actual values or actual future values, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Warburg Dillon Read's analysis of the fairness, from a financial point of view, of the Transaction Consideration to be received by the holders of Series A Common

Stock, other than the Contractually Non-Tendering Holders, after giving effect to the Transactions. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

     FEES PAYABLE TO WARBURG DILLON READ. Pursuant to an engagement letter dated May 5, 1998, as amended, Warburg Dillon Read will be paid:

     - fees totaling $850,000 as of September 16, 1999; and

     - fees totaling $1,900,000 upon consummation of the Transactions.

     Presley has also agreed to reimburse Warburg Dillon Read for certain out-of-pocket expenses and, under certain circumstances, to indemnify Warburg Dillon Read and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement.

     Warburg Dillon Read is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Warburg Dillon Read:

     - regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other purposes; and

     - in the ordinary course of business, may actively trade securities of Presley for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Warburg Dillon Read and its affiliates, including UBS AG, may have other business relationships with Presley, William Lyon Homes and their affiliates. The Special Committee of the Board of Directors of Presley retained Warburg Dillon Read based on Warburg Dillon Read's familiarity with Presley as well as its substantial experience in acting as financial advisor in connection with extraordinary business transactions.

OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

     The Special Committee of the Board of Directors of Presley retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. pursuant to an engagement letter dated January 21, 1999, to render a fairness opinion, from a financial point of view to Presley and Presley Homes, of the consideration to be paid and obligations to be incurred by them in connection with the asset purchase. The fairness opinion of Houlihan Lokey was obtained by the Special Committee to satisfy a covenant in the Trust Indenture, dated as of June 29, 1994 with respect to the Senior Notes of Presley.

     Houlihan Lokey is a nationally recognized investment banking firm, and was selected by the Special Committee based on Houlihan Lokey's reputation and experience in investment banking in general and its recognized expertise in the valuation of assets and businesses related to the real estate industry.

     On September 16, 1999, at a meeting of the Special Committee, Houlihan Lokey delivered to the Special Committee its written opinion, attached hereto as Appendix E, that the consideration to be paid, including the assumption of substantially all of the liabilities of William Lyon Homes, pursuant to the asset purchase is fair to Presley and Presley Homes from a financial point of view.

     The opinion of Houlihan Lokey does not address Presley's underlying business decision to effect the asset purchase. Houlihan Lokey has not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of Presley. Furthermore, at the request of the Special Committee of Presley, Houlihan Lokey has not negotiated the asset purchase contemplated by the Purchase Agreement or advised the Special Committee with respect to alternatives to it.

     Houlihan Lokey considered the following background factors and sequence of events in preparing the fairness opinion. Houlihan Lokey did not specifically weigh each factor considered, and some factors did not impact its determination of fairness of the consideration to be paid pursuant to the Purchase Agreement. Although Houlihan Lokey ultimately based its opinion on the economic analysis of the assets purchased and liabilities assumed from William Lyon Homes, it did, however, consider the following general background factors:

     - the declining real estate markets began to affect Presley's home building markets in California during 1989 and continued on and off since that time;

     - as a result of substantial declines in the value of certain of Presley's real estate assets since 1992, Presley was required to write down the book value of these real estate assets as of December 31, 1997;

     - the write-down of these real estate assets caused Presley to violate a consolidated tangible net worth covenant in its Trust Indenture pursuant to which the Senior Notes were issued;

     - this violation of the consolidated tangible net worth covenant required Presley to offer to purchase $20 million of Senior Notes every six months until the violation is cured, which cure has not occurred to date;

     - during late 1997 and early 1998 Presley informally solicited buyers and met with several prospects with no success;

     - on May 5, 1998, Presley announced that it had engaged Warburg Dillon Read to explore various strategic alternatives including the refinancing/restructuring of its outstanding debt obligations or the sale of certain, or substantially all, of its assets;

     - in conjunction with the engagement of Warburg Dillon Read, as Presley's financial advisor, a Special Committee comprised of Presley's independent directors was formed to evaluate strategic alternatives; and

     - Presley's actions were a direct result of the severe economic conditions encountered during the past several years, together with Presley's highly leveraged capital structure.

     In connection with its fairness opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

     - reviewed Presley's annual report on Form 10-K for the fiscal years ended December 31, 1998 and quarterly report on Form 10-Q for the quarter ended June 30, 1999;

     - reviewed the Trust Indenture governing Presley's Senior Notes;

     - reviewed a preliminary draft of this Proxy Statement/Prospectus;

     - met with the senior management of Presley and William Lyon Homes to discuss the asset purchase, the operations, financial condition, future prospects and performance of Presley and William Lyon Homes;

     - reviewed the letter of intent, dated May 3, 1999, between Presley and William Lyon Homes, as amended on July 15, 1999;

     - reviewed the Purchase Agreement;

     - reviewed the specific project status and business plans for William Lyon Homes' assets with the management of William Lyon Homes;

     - reviewed William Lyon Homes' audited financial statements for the two years ended December 31, 1998 and December 31, 1997, respectively;

     - reviewed William Lyon Homes' forecasted business plan for the three years ended December 31, 2001;

     - reviewed the February 17, 1999 property information binders prepared by the management of William Lyon Homes, which includes property descriptions, historical and projected sales, pricing and absorption figures for each of William Lyon Homes' projects;

     - reviewed the William Lyon Homes materials summarizing current operations, organizational structure, the management team and historical overview of William Lyon Homes;

     - reviewed representative market data and economic analysis for the Orange County markets as provided by William Lyon Homes and other third party market research organizations;

     - reviewed the individual cash flow projections for each of the William Lyon Homes projects and the resulting net present value calculations prepared by Presley;

     - reviewed the appraisal reports of William Lyon Homes' real estate assets prepared by a nationally-recognized real estate appraisal firm;

     - reviewed publicly available information on companies deemed comparable to William Lyon Homes; and

     - conducted such other analyses, studies and investigations as it deemed appropriate under the circumstances for rendering its opinion.

Except as expressly set forth above, Houlihan Lokey was not provided with, and did not review, any documentation, preliminary or otherwise, regarding the valuation of the individual assets of William Lyon Homes.

     Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to Presley, Presley Homes or William Lyon Homes and did not assume any responsibility with respect to it. Houlihan Lokey did not make any physical inspection or independent appraisal of any of the properties or assets of Presley, Presley Homes or William Lyon Homes. The Houlihan Lokey opinion is necessarily based on business, economic, market and other conditions as they existed and could be evaluated by Houlihan Lokey at the date of the opinion.

     The Houlihan Lokey opinion was prepared for the information of the Special Committee in connection with its evaluation of the asset purchase and did not constitute a recommendation to Presley, Presley Homes or any holder of shares of the Common Stock of Presley as to whether to enter into the Purchase Agreement or to take other action in connection with the asset purchase. A copy of the opinion will be delivered, by Presley, to the Indenture Trustee in accordance with the requirements of the Trust Indenture, dated as of June 29, 1994, with respect to the Senior Notes. The opinion speaks only as of its date and Houlihan Lokey is under no obligation, and did not undertake any obligation, to update the opinion at any time after the date thereof.

     Houlihan Lokey cautioned that Presley, Presley Homes and William Lyon Homes, like other companies and any business entities analyzed by Houlihan Lokey or which are otherwise involved in any manner in connection with this opinion, could be materially affected by complications that may occur, or may be anticipated to occur, in computer-related applications as a result of the year change from 1999 to 2000, known as the Year 2000 problem. In accordance with long-standing practice and procedure, Houlihan Lokey's services are not designed to detect the likelihood and extent of the effect of the Year 2000 problem, directly or indirectly, on the financial condition and/or operations of a business. Further, Houlihan Lokey has no responsibility with regard to the efforts of Presley, Presley Homes and William Lyon Homes to make their systems or any other systems, including its vendors and service providers, Year 2000 compliant on a timely basis. Accordingly, Houlihan Lokey shall not be responsible for any effect of the Year 2000 problem on the matters set forth in the opinion.

     Presley has paid Houlihan Lokey fees of $150,000 for its services in connection with the engagement letter, plus reasonable out-of-pocket expenses incurred by Houlihan Lokey in connection therewith, including reasonable fees and expenses of its legal counsel not to exceed $2,500 except upon prior written approval by Presley which shall not be unreasonably withheld or delayed. The quoted fee above was offered on the condition that the accompanying engagement letter pertaining to Houlihan Lokey's retention to provide a solvency opinion to Presley is executed contemporaneously with the engagement letter. Partial payment to Houlihan Lokey was made in the amount of $50,000 upon signing of the engagement letter. The remainder of $100,000 became due and payable upon Houlihan Lokey's delivery of the opinion as of September 16, 1999, which fees have been paid. No portion of the fee is contingent upon the consummation of the asset purchase or the conclusions reached in the opinion.

Company-Specific Valuation Considerations

     According to Houlihan Lokey, analyzing company-specific factors serves as a basis for the comparison of the subject company to other industry participants as to which homebuilding firms are best positioned. Factors examined include demographics, product demand, quality of management, and diversity of operations. The best-positioned firms should exceed industry norms in both good times and bad, while the worst positioned firms will experience sub-par performance. Houlihan Lokey considered the following company-specific valuation considerations:

Demographics

     - The age and income levels of residents in the builder's region are the most significant factors to consider in analyzing a homebuilder.

     - A builder concentrating on locations whose population growth is supported by strong employment and solid regional economies, regardless of overall industry conditions, is best situated.

     - According to most industry analysts, Orange County is one of the strongest markets in terms of employment, population growth, and affluence in the country.

     - Favorable demographics could lead to much more competition.

Houlihan Lokey concluded that with its niche market presence in Orange County and selected areas of Northern California, William Lyon Homes commands favorable market demographics.

Product Demand

     - The type of house sold by homebuilders is important to analyze.

     - Different home types, for example, starter, trade-ups and luxury homes, may meet various market receptions based on population trends, economic trends, and the recent history of home prices.

Houlihan Lokey concluded that William Lyon Homes's current product is primarily starter homes. Given the markets on which William Lyon Homes is focused, the product is satisfactory.

Quality of Management

     - A strong management team can often keep its company at the top of the homebuilding universe.

     - Given the cyclical business of the homebuilding industry, a strong management team is required to stay on top of both boom and bust markets.

Houlihan Lokey concluded that William Lyon Homes' management team has depth and experience. As a result, after the pending acquisition of William Lyon Homes by Presley Homes is consummated, the William Lyon Homes management team is expected to exert significant influence over Presley.

Diversity of Operations

     - Homebuilders can take various steps to limit their earnings cyclicality.

     - Well-run supplemental operations such as mortgage capability provide greater stability in earnings through tough industry times.

Houlihan Lokey concluded that William Lyon Homes has no diversity in its homebuilding operations.

Access to Capital

     - Homebuilding is a very capital-intensive business. The ability to raise equity and debt capital is critical to financing construction of new products and the continuation of the land acquisition process.

Houlihan Lokey concluded that William Lyon Homes has raised approximately $430 million in debt and $145 million in equity for the six years ended December 31, 1998. William Lyon Homes is well positioned to capitalize on existing financial relationships to continue to fund its development and growth requirements.

Acquisition and Entitlement Process

     - The ability to target and acquire new projects is a significant challenge to homebuilders. Much of a homebuilder's profit is made on the buy and created through the entitlement process.

Houlihan Lokey concluded that William Lyon Homes has demonstrated an ability to acquire and entitle well-located parcels of land. Although William Lyon Homes does not have a large "land bank," there are numerous projects in the acquisition pipeline. Given William Lyon Homes' track record, reputation, landowner relationships, management expertise and capital sources, William Lyon Homes is well positioned to continue to grow through acquiring and entitling land.

Valuation Methodology

     Houlihan Lokey utilized several valuation methodologies in its analysis of the fairness of the consideration to be paid by Presley and Presley Homes for William Lyon Homes. These approaches are summarized below.

     Appraisal Net Asset Value. In using the "Appraisal Net Asset Value" approach, Houlihan Lokey relied on the project appraisals prepared by CB Richard Ellis, Inc. as of December 31, 1998, and on an "as-is" basis, for the William Lyon Homes properties. The aggregate appraisal values as of December 31, 1998 and "as-is" of $124,462,000 and $148,900,000, respectively, were based on the CB Richard Ellis appraisals. In arriving at its control market value of equity under this approach, Houlihan Lokey adjusted the aggregate appraisal values upward for cash, other assets and deposits on future projects and downward for accounts payable, accrued liabilities, notes payable, minority interests and lender participation and applied a 20% control premium. CB Richard Ellis was engaged by a financial institution in connection with a possible replacement of Presley's working capital facility. Presley subsequently determined to not replace its existing working capital facility at such time. In connection therewith, Presley sought permission to use the appraisals for purposes of satisfying a specific condition in the Trust Indenture governing its senior notes. While Houlihan Lokey relied upon, without formally reviewing, the CB Richard Ellis appraisals in connection with rendering its opinion, the individual appraisals were not separately presented to the Special Committee. The Special Committee did note that such appraisals must be provided to the Trustee pursuant to the Trust Indenture and that Houlihan Lokey relied upon the appraisals in connection with rendering its fairness opinion. Appraisals were completed on substantially all of the properties of William Lyon Homes, including all the properties to be acquired by Presley. The properties to be acquired are real estate homebuilding projects located in California.

     Project Level Discounted Cash Flow. In using the "Project Level Discounted Cash Flow" approach, Houlihan Lokey discounted the individual project cash flows, prepared by William Lyon Homes, at rates ranging from 19% to 27% to consider the risk of the various properties and the time value of money to arrive at a total portfolio value of $155,334,000. In arriving at its control market value of equity under this approach, Houlihan Lokey adjusted the total portfolio value upward for cash, other assets and deposits on future projects and downward for accounts payable, accrued liabilities, notes payable, minority interests and lender participation and applied a 20% control premium.

     Market Comparable. In using the "Market Comparable" approach, Houlihan Lokey applied market based multiples of comparable public companies to representative projected earnings levels of William Lyon Homes and applied a 10% control premium to arrive at its control market value of equity range.

     Enterprise Discounted Cash Flow. In using the "Enterprise Discounted Cash Flow" approach, Houlihan Lokey, discounted the projected earnings of William Lyon Homes at rates ranging from 14% to 15% to consider the risk of the cash flows and the time value of money to arrive at a range of enterprise values between $113,677,000 and $134,853,000. In arriving at its control market value of equity range under this approach, Houlihan Lokey adjusted the range of enterprise values downward for debt and applied a 20% control premium.

                      WILLIAM LYON HOMES VALUATION SUMMARY

                                                                  CONTROL MARKET
                   VALUATION METHODOLOGY                         VALUE OF EQUITY
                   ---------------------                      ----------------------
                                                              (DOLLARS IN THOUSANDS)
Appraisal Net Asset Value Approach
  - as of December 31, 1998.................................        $50,990
  - "As-Is".................................................        $53,146
Project Level Discounted Cash Flow Approach as of June 30,
  1999......................................................        $47,248
Market Comparable Approach (Current)........................   $56,350 to $68,872
Enterprise Discounted Cash Flow Approach....................   $44,158 to $67,453
                                                                ------------------
Concluded Control Market Value of Equity....................   $51,900 to $56,900

     Houlihan Lokey has relied upon and assumed, without independent verification, that the financial forecasts and projections contained in the following section and provided to Houlihan Lokey have been reasonably prepared and reflects the best currently available estimates of the future financial results and condition of Presley, Presley Homes and William Lyon Homes, and that there has been no material change in the assets, financial condition, business or prospects of the Presley, Presley Homes or William Lyon Homes since the date of the most recent financial statements made available to us.

     Houlihan Lokey concluded that the "Control Market Value of Equity" for William Lyon Homes was approximately $51,900,000 to $56,900,000. On this basis, Houlihan Lokey concluded that the consideration of $48,000,000 for the acquisition of substantially all of the assets of William Lyon Homes, together with the assumption of substantially all of the liabilities of William Lyon Homes, is fair from a financial point of view.

     The foregoing discussion of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the tender offer and the transactions, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. In addition, individual members of the Special Committee may have given different weights to different factors.

                       FINANCIAL FORECASTS AND PROJECTION

     Presley does not, as a matter of course, publicly disclose internal budgets, plans, estimates, forecasts or projections as to future revenues, earnings or other financial information. The forecasts and projection summarized below were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts and projections. The internal operating forecasts and projections are, in general, prepared solely for internal use and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. The forecasted and projected financial data set forth below reflects information which was contained in the forecasts and projection prepared by management of Presley and William Lyon Homes which were provided to and utilized by Warburg Dillon Read and Houlihan Lokey and only for that reason are they being included in this Proxy Statement/Prospectus. The forecasts and projection were based upon a variety of estimates and assumptions. The estimates and assumptions underlying the forecasts and projection involved judgments with respect to, among other things, future economic, competitive, and financial market conditions and future business decisions which may not be realized and are inherently subject to significant business, economic and competitive uncertainties, all of which are difficult to predict and many of which are beyond the control of Presley and William Lyon Homes. While Presley and William Lyon Homes believe that these estimates and assumptions are reasonable, there can be no assurance that the forecasts and projection will be accurate, and actual results may vary materially from those shown. Neither the independent auditors of Presley and William Lyon Homes, nor any other independent accountants, have examined or compiled the forecasts or projections and accordingly do not provide any form of assurance with respect to such forecasts or projections. In light of the uncertainties inherent in forward looking information of any kind, the inclusion of the forecasts and projection herein should not be regarded as a representation by Presley, William Lyon Homes or any other person that the anticipated results will be achieved or that the forecasts or projections are a reliable prediction of future events and investors are cautioned not to place undue reliance on such information. See "RISK FACTORS" on page 8 and "CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS" on page 13.

     Presley and William Lyon Homes do not intend to update or otherwise revise the information set forth below to reflect circumstances existing after the date of the most recent financial statements incorporated by reference in this Proxy Statement or to reflect the occurrence of unanticipated events. The information set forth below should be read together with the information contained in Presley's Annual Report on Form 10-K/A for the year ended December 31, 1998 and the other information included or incorporated by reference in this Proxy Statement/Prospectus.

     Warburg Dillon Read was provided a forecast of Presley on a stand-alone basis. This forecast, discloses among other things, the following:

                         FORECASTED STAND-ALONE PRESLEY

                                                            YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------
                                             1999        2000        2001        2002        2003
                                           ---------   ---------   ---------   ---------   ---------
                                             (IN MILLIONS, EXCEPT HOMES CLOSED AND PER SHARE DATA)
Total homes closed......................     2,107       2,095       2,629       2,330       2,230
Sales...................................    $337.4      $256.1      $230.9      $188.9      $166.1
Gross profit............................    $ 54.1      $ 35.5      $ 33.1      $ 27.0      $ 24.0
Net income..............................    $ 24.8      $ 18.2      $ 25.9      $ 19.9      $ 19.9
Earnings per share(1)...................    $ 2.38      $ 1.74      $ 2.48      $ 1.91      $ 1.91
Total assets............................    $199.7      $179.6      $171.5      $170.7      $169.9

     Warburg Dillon Read was also provided a projection of Presley and William Lyon Homes on a combined basis, including the effect of the acquisition of William Lyon Homes by Presley. This projection discloses, among other things, the following:

               PROJECTED COMBINED PRESLEY AND WILLIAM LYON HOMES

                                                            YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------
                                             1999        2000        2001        2002        2003
                                           ---------   ---------   ---------   ---------   ---------
                                             (IN MILLIONS, EXCEPT HOMES CLOSED AND PER SHARE DATA)
Total homes closed......................     2,625       3,311       3,265       3,440       3,340
Sales...................................    $412.9      $406.4      $349.4      $299.1      $226.4
Gross profit............................    $ 59.0      $ 52.1      $ 51.0      $ 43.2      $ 32.8
Net income..............................    $ 28.4      $ 30.2      $ 32.4      $ 35.6      $ 33.7
Earnings per share(1)...................    $ 2.72      $ 2.89      $ 3.10      $ 3.41      $ 3.23
Total assets............................    $288.2      $290.6      $264.7      $253.5      $250.7

     Warburg Dillon Read was also provided an updated projection dated October 4, 1999 of Presley and William Lyon Homes on a combined basis, including the effect of the acquisition of William Lyon Homes by Presley. This updated projection discloses, among other things, the following:

           UPDATED PROJECTED COMBINED PRESLEY AND WILLIAM LYON HOMES

                                                            YEAR ENDED DECEMBER 31,
                                           ---------------------------------------------------------
                                             1999        2000        2001        2002        2003
                                           ---------   ---------   ---------   ---------   ---------
                                             (IN MILLIONS, EXCEPT HOMES CLOSED AND PER SHARE DATA)
Total homes closed......................     2,585       3,301       3,566       3,527       3,600
Sales...................................    $417.8      $456.4      $352.7      $281.4      $256.7
Gross profit............................    $ 63.4      $ 64.2      $ 48.3      $ 40.9      $ 37.4
Net income..............................    $ 34.4      $ 32.5      $ 34.4      $ 36.8      $ 34.6
Earnings per share(1)...................    $ 3.30      $ 3.11      $ 3.30      $ 3.53      $ 3.31
Total assets............................    $265.3      $248.2      $243.3      $271.5      $291.3

------------------------------
(1) Reflects the merger of Presley with and into its wholly-owned subsidiary, Merger Sub, including one-for-five common stock exchange as if it occurred at the beginning of the periods presented.

     Houlihan Lokey was provided a forecast of William Lyon Homes on a stand-alone basis, as if it were continuing as an independent entity, excluding any effect of the proposed asset purchase by Presley. The forecast discloses, among other things, the following:

                   FORECASTED STAND-ALONE WILLIAM LYON HOMES

                                                        YEAR ENDED DECEMBER 31,
                                                  -----------------------------------
                                                    1999         2000         2001
                                                  ---------    ---------    ---------
                                                  (IN MILLIONS, EXCEPT HOMES CLOSED)
Total homes closed............................        835        1,263        1,497
Sales.........................................     $234.2       $394.1       $427.6
Gross profit..................................       41.2         68.0         66.6
Net income....................................       17.2         25.0         19.2

PRESERVATION OF TAX BENEFITS

     Presley believes it is currently entitled to substantial tax benefits from the tax net operating loss carryforwards. The availability of Presley's tax benefits would be jeopardized if an ownership change were to occur in the future. There is a risk that an ownership change could result if, among other possibilities, persons acquire 5% or more of Presley Common Stock, or stockholders that already own 5% or more of Presley Common Stock buy or sell shares of Presley Common Stock.

     The extent of the actual value of Presley's tax benefits is subject to inherent uncertainty, because the value depends on the amount of otherwise taxable income against which Presley, or Merger Sub after the merger, will be able to utilize the tax net operating loss carryforwards in future years. In addition, the IRS could challenge the amount of the tax net operating loss carryforwards calculated by Presley. Assuming Presley does not experience an ownership change, tax net operating loss carryforwards not fully utilized in a given year may be carried over and utilized in subsequent years, subject to their expiration. Based on information currently available to Presley, it had, as of December 31, 1998, tax benefits which included:

     - a federal tax net operating loss carryforward ("NOL") of approximately $126.2 million, of which $5.1 million expires in 2007, $17.5 million expires in 2008, $27.4 million expires in 2009, $35.8 million expires in 2010, $13.7 million expires in 2011, $16.4 million expires in 2012, and $10.3 million expires in 2018; and

     - a California tax net operating loss carryforward of $39.4 million.

Included in the $126.2 million are $33.1 million of NOLs that are limited under
Section 382 due to a prior ownership change.

     NOLs offset federal taxable income in future years and eliminate income taxes otherwise payable on such taxable income, with certain adjustments and eliminations for purposes of calculating alternative minimum tax liability.

LIMITATIONS ON USE OF NOLS

     If Presley underwent an ownership change, Section 382 would impose an annual limit on the amount of the taxable income that may be offset by Presley's NOLs generated prior to the ownership change. If an ownership change were to occur, a significant portion of Presley's NOLs will not be able to be used to offset taxable income.

     The Section 382 annual limit on the use of NOLs would be equal to the value of Presley Common Stock, subject to certain adjustments provided in Section 382, immediately before the ownership change multiplied by the "long-term tax-exempt rate" in effect at the time of the ownership change. The "long-term tax-exempt rate" is published monthly by the Internal Revenue Service, and as of September 1999, was 5.26%. For example, if Presley had an ownership change during September 1999 and it had an equity value of $30 million, as adjusted, then Presley would have a Section 382 annual limit of approximately $1.6 million per year of NOLs to offset taxable income for 20 years, or an aggregate maximum potential amount of approximately $32 million of NOLs that could be utilized. Any NOLs generated prior to the ownership change date in excess of this amount would expire unused. This assumes that Presley would otherwise have income against which the reduced amount of tax benefits could be utilized. If Presley did not continue its business enterprise for at least two years after an ownership change, Presley's Section 382 annual limit would be zero.

     In addition, losses that are not realized at the time of the ownership change, but are recognized within 5 years of the ownership change are also included in the amount of losses subject to the Section 382 annual limit.

     In general, an ownership change occurs when, as of any testing date, the aggregate of the increase in percentage points of the total amount of a corporation's stock owned by each of those "5-percent shareholders" within the meaning of Section 382 whose percentage ownership of the stock has increased as of such date over the lowest percentage of the stock owned by each such "5-percent shareholder" at any time during the three-year period preceding such date is more than 50%. In general, under Section 382 persons who own 5% or more of a company's stock are "5-percent shareholders," and all other persons who own less than 5% of a company's stock are treated, together, as a single, public group "5-percent shareholder," regardless of whether they own an aggregate of 5% of Presley Common Stock. For purposes of determining percentage ownership,
Section 382 generally defines stock to include all issued and outstanding stock, except certain preferred stock. In addition, Treasury Regulations provide that certain stock that may be acquired pursuant to warrants, options, rights to purchase stock, rights to convert other instruments into stock, and options or other rights to acquire any such interest may under certain circumstances be deemed to have been acquired for purposes of determining the occurrence of an ownership change under Section 382 of the Internal Revenue Code.

     Section 382 employs complicated attribution, aggregation and segregation rules to identify "5-percent shareholders." The attribution rules require, among other things, that stock ownership be attributed from entities to their beneficial owners until the stock ownership has been attributed to individuals. Any individual who indirectly owns 5% of Presley is treated as a "5-percent shareholder" of Presley. The aggregation rules cause certain shareholders to be aggregated into one or more public group "5-percent shareholders." The segregation rules cause the public group "5-percent shareholders" to be fragmented into multiple public group "5-percent shareholders" and have the effect of increasing the probability that an ownership change will occur. The segregation rules generally apply, with certain exceptions, to issuances and redemptions of stock by Presley, certain mergers involving Presley, dispositions of stock by certain "5-percent shareholders" and the deemed exercise of options and similar instruments to buy Presley Common Stock. For example, under these segregation rules, if Presley purchased Presley Common Stock from its stockholders, the ownership of the remaining Presley stockholders would be deemed to increase and Presley would be closer to undergoing an ownership change.

     Calculating whether an ownership change has occurred is subject to inherent uncertainty. This uncertainty results from the complexity and ambiguity of the
Section 382 provisions as well as the limitations on a publicly-traded corporation's knowledge concerning the ownership of, and transactions in, its securities. As of the date of this Proxy Statement/Prospectus, Presley is unaware of any facts indicating that an ownership change has occurred with respect to Presley since its last ownership change in 1994. As indicated above, certain transfers of Presley Common Stock by or to "5-percent shareholders" could result in an ownership change. Presley does not currently have the ability to restrict transactions that could result in an ownership change.

SUMMARY OF TRANSFER RESTRICTIONS

     GENERAL. The following is a summary of the material transfer restrictions, which are set forth in Article VIII of Merger Sub's certificate of incorporation to be in effect immediately prior to the merger. See Appendix B. The following summary is subject in its entirety to Appendix B to this Proxy Statement/Prospectus. The transfer restrictions apply to transfers of Merger Sub common stock and any other instrument that would be treated as "stock," as determined under applicable Treasury Regulations. The transfer restrictions will apply until the earlier of:

     - the day after the third anniversary of the effective date of the merger;

     - the repeal of Section 382 if Merger Sub's Board of Directors determines the transfer restrictions are no longer necessary for the preservation of the tax benefits; or

     - the beginning of a taxable year of Merger Sub to which Merger Sub's Board determines that no tax benefits may be carried forward.

However, Merger Sub's Board of Directors will have the power to accelerate or extend the expiration date of the transfer restrictions if it determines in writing that such action is reasonably necessary or desirable to preserve the tax benefits or that the continuation of the transfer restrictions is no longer reasonably necessary for the preservation of the tax benefits, as the case may be. This power is vested in Merger Sub's Board of Directors to ensure that Merger Sub retains the power to make in light of all relevant circumstances, including positions that might be taken by tax authorities and contested by Merger Sub, the complex determination whether or not the tax benefits have been fully utilized or are otherwise available.

     PROHIBITED TRANSFERS. The transfer restrictions will generally prohibit, from the effective time of the merger, any "transfer" by any person to any other person. The term "transfer" being broadly defined to include any conveyance, by any means, of legal or beneficial ownership, directly or indirectly, including indirect transfers of Merger Sub stock accomplished by transferring interests in other entities that own Merger Sub stock to the extent that the transfer, if effective, would:

     - give rise to a "prohibited ownership percentage," which is defined by reference to complex federal tax laws and regulations, but generally means any direct or indirect ownership that would cause any person, including a "public group," as defined in Section 382, with certain modifications, to be considered a "5-percent shareholder" of Merger Sub under Section 382. By way of example, if stockholder A owns 4% of Merger Sub's outstanding shares of common stock, and stockholder B attempted to sell 2% of Merger Sub's outstanding shares to stockholder A, the transfer restrictions would prohibit the sale of approximately 1.1% of the shares out of the 2% attempted to be sold.

     - increase the ownership percentage of any person (including a public group) that is already a "5-percent shareholder" of Merger Sub under
       Section 382, with certain modifications. Thus, no stockholder will be permitted to sell any shares to William Lyon; or

     - create a new "public group" of Merger Sub as defined in Section 382. For example, the transfer of stock by an existing "5-percent shareholder" to the public would be deemed to result in the creation of a separate, segregated "public group" that would be a new "5-percent shareholder," each as defined in Section 382.

     Merger Sub will be entitled to require, as a condition to the registration of any transfer of stock, that the proposed transferee furnish to Merger Sub all information reasonably requested by it with respect to all the direct and indirect beneficial or legal ownership interest in, or options to acquire stock of the proposed transferee and its affiliates.

     EXEMPTIVE POWER OF MERGER SUB'S BOARD. Merger Sub's Board of Directors will have the power to approve any otherwise-prohibited transfer, conditionally or unconditionally, if it determines that a specific proposed transaction will not jeopardize Merger Sub's full utilization of the tax benefits. In addition, the Merger Sub's Board of Directors will have the power to waive any of the transfer restrictions in any instance where it determines that a waiver would be in the best interests of Merger Sub notwithstanding the effect of such waiver on the tax benefits.

     CONSEQUENCES OF PURPORTED PROHIBITED TRANSFER. Any non-exempt purported transfer in excess of the shares of Merger Sub stock that could be transferred without restriction will not be effective to transfer ownership of such excess shares, and the purported acquiror thereof will not be entitled to any rights as a stockholder of Merger Sub with respect to the prohibited shares.

     In the case of a purported transfer that is prohibited under the provisions summarized in the first two bullet points of the paragraph set forth above under the sub-caption "Prohibited Transfers", but not the third bullet point of such paragraph, or in the case of a transfer of Merger Sub common stock that would cause a person or public group to become a "Prohibited Party" as discussed below, Merger Sub will have the right and an obligation to exercise such right within 30 business days of learning of such prohibited transfer, although failure to act within such period will not constitute a waiver of any of Merger Sub's rights, to demand that the purported acquiror or group affiliated with the Prohibited Party transfer any certificate or other evidence of purported ownership of the prohibited shares within the purported acquiror's or group affiliated with the Prohibited Party's possession or control, along with any dividends or other distributions received thereon from Merger Sub, to an agent designated by Merger Sub who will be required to sell the prohibited shares in an arm's-length transaction, through the New York Stock Exchange, if possible, but in any event consistent with applicable law, with the sale proceeds in excess of the agent's expenses plus the purchase price paid by the purported acquiror for the prohibited shares or the fair market value of the prohibited shares if they were the subject of a gift or inheritance in favor of the purported acquiror, as well as all prohibited distributions, being required to be paid to a tax-exempt charitable organization designated by Merger Sub. If the purported acquiror has sold the prohibited shares to an unrelated party in an arm's-length transaction, the purported acquiror will be deemed to have done so for the agent, who will have the right to allow the purported acquiror to retain a portion of the resale proceeds not exceeding the amount that the agent would have been required to remit to the purported acquiror out of the proceeds of a resale by the agent. Any purported transfer of the prohibited shares by the purported acquiror (other than a transfer which (i) is described in the preceding sentences of this paragraph and (ii) does not itself violate the transfer restrictions) will not be effective to transfer any ownership of the prohibited shares.

     In addition to its above-described powers, if the Merger Sub's Board of Directors determines that a purported prohibited transfer or other action in violation of the transfer restrictions has occurred or is proposed, it may take such action as it deems advisable to prevent or refuse to give effect to such purported transfer or other action, including refusing to give effect to such purported transfer or other action on Merger Sub's books or instituting injunctive proceedings.

     If any person knowingly violates the transfer restrictions or knowingly causes any entity under such person's control to do so, such person and, if applicable, the controlled entity will be jointly and severally liable to Merger Sub in such amount as will, on an after-tax basis, put Merger Sub in the same financial position as it would have been had such violation not occurred.

     With respect to any transfer of Merger Sub common stock which does not involve a transfer of "securities" of Merger Sub within the meaning of the Delaware corporate law, but which would cause any person or public group to violate the provisions summarized in the first two bullet points of the paragraph set forth above under the sub-caption "Prohibited Transfers," the following procedure will apply. The prohibited party and/or any person or public group whose ownership of Merger Sub stock is attributed to the prohibited party under Section 382 will be deemed to have disposed of, and will be required to dispose of, sufficient shares, simultaneously with the transfer, to cause the prohibited party not to be in violation of the provisions summarized in either of those clauses, and such shares will be treated as prohibited shares to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to the prohibited party from the proceeds of sale by the agent being the fair market value of the prohibited shares at the time of the prohibited transfer.

     Notwithstanding the above-described enforcement provisions, nothing in the transfer restrictions will preclude the settlement of any transaction involving Merger Sub common stock entered into through the facilities of the New York Stock Exchange or any other national securities exchange.

     OTHER POWERS OF MERGER SUB'S BOARD. Merger Sub's Board will have the power to accelerate or extend the expiration date of the transfer restrictions, modify the definitions of any terms set forth in the certificate of incorporation with respect to the transfer restrictions or conform certain provisions to make them consistent with any future changes in federal tax law, in the event of a change in law or regulation or if it otherwise believes such action is in the best interests of Merger Sub, provided Merger Sub's Board of Directors determines in writing that such action is reasonably necessary or desirable to preserve the tax benefits or that continuation of the transfer restrictions is no longer reasonably necessary for the preservation of the tax benefits. In addition, Merger Sub's Board of Directors will have the power to adopt bylaws, regulations and procedures, not inconsistent with the transfer restrictions, for purposes of determining whether any acquisition of Merger Sub common stock would jeopardize the ability of Merger Sub to preserve and use the tax benefits and for the orderly application, administration and implementation of the transfer restrictions. Merger Sub's Board of Directors will also have the exclusive power and authority, which it will be empowered to delegate in whole or part to a committee of Merger Sub's Board of Directors, to administer, interpret and make calculations under the transfer restrictions, which actions shall be final and binding on all parties if made in good faith.

     ANTI-TAKEOVER EFFECT OF TRANSFER RESTRICTIONS. The transfer restrictions may:

     - have the effect of impeding the attempt of a person or entity to acquire a significant or controlling interest in Merger Sub;

     - render it more difficult to effect a merger or similar transaction even if such transaction is favored by a majority of the independent stockholders; and

     - serve to entrench management.

In addition to the transfer restrictions, Merger Sub will be subject to certain other provisions of Merger Sub's certificate of incorporation, to which Presley is currently subject, that may have the effect of discouraging a takeover or similar transaction, including the authority, vested in Merger Sub's Board of Directors, to issue up to 5 million shares of preferred stock and to fix the preferences and rights thereof.

     The purpose of the transfer restrictions is to help preserve the tax benefits rather than to have an anti-takeover effect, which is an incidental result. Presley's Board of Directors and Merger Sub's Board of Directors believes that the benefits of the transfer restrictions outweigh any anti-takeover effect that they may have.

CONDITIONS TO THE MERGER AND ABANDONMENT

     The certificate of ownership and merger provides that it will not become effective until after all of the following have occurred:

     - the consents, approvals or authorizations that Presley deems necessary or appropriate for the merger have been obtained;

     - the certificate of ownership and merger has been approved by a vote of the holders of a majority of the issued and outstanding Presley Common Stock;

     - Presley has received, in form and substance satisfactory to it, an opinion from counsel with respect to certain federal income tax effects of the merger and the provisions of the transfer restrictions and that Presley has determined that this condition has been satisfied; see "THE MERGER -- Federal Income Tax Consequences";

     - the closing of the purchase and sale of certain assets of William Lyon Homes;

     - the purchase by William Lyon and his son of a portion of Presley's outstanding Common Stock pursuant to the tender offer; and

     - the purchase by William Lyon Homes and/or its permitted assigns of the Series B Common Stock pursuant to the Series B Purchase Agreements.

It currently is anticipated that none of these conditions will be waived by Merger Sub or Presley and that each of them will be satisfied. Further, the condition of stockholder approval can not be waived under Delaware law. The condition that Presley receive a tax opinion from its tax counsel has been fulfilled. No material federal or state regulatory approvals are required in connection with the merger. In the event that any of the following transactions are not closed and these conditions are waived, Presley intends to amend this Proxy Statement and resolicit stockholders:

     - the closing of the purchase and sale of certain assets of William Lyon Homes;

     - the purchase by William Lyon and his son of up to 10,678,792 shares, representing 20.46%, of Presley's outstanding Common Stock pursuant to the tender offer; and

     - the purchase by William Lyon Homes and/or its permitted assigns of the Series B Common Stock pursuant to the Series B Purchase Agreements.

However, Presley does not intend to resolicit stockholders in the event the Lyons and/or William Lyons Homes waive any condition to its or their obligations to close the Purchase Agreement, tender offer, including the minimum condition, or the Series B Purchase Agreements.

     If stockholders of Presley approve the certificate of ownership and merger at the special meeting, the merger is expected to become effective as soon as practicable after the other conditions to consummation of the merger have either been satisfied or waived. If the merger is not approved by Presley's stockholders, Presley will continue to operate without the transfer restrictions and the proposed transactions with William Lyon Homes may not be consummated. All expenses which relate to the merger will be paid by Presley whether or not the merger is approved by its stockholders and the merger is completed.

     The certificate of ownership and merger provides that Presley's Board of Directors may amend, modify or supplement the certificate of ownership and merger, or abandon the merger at any time prior to the effective time, even following stockholder approval. However, Presley's

Board of Directors may not amend the certificate of ownership and merger following its adoption by Presley's stockholders to alter or change:

     - the amount or kind of shares to be received in exchange for the shares of Presley's Common Stock;

     - any term of Merger Sub's certificate of incorporation; or

     - any term of the certificate of ownership and merger if the alteration or change would adversely affect the holders of any series of Presley's Common Stock.

     In addition, the certificate of ownership and merger provides that Presley's Board of Directors or any authorized officer of Presley may defer consummation of the merger for a reasonable period of time if they determine that the deferral would be in the best interests of Presley and its stockholders.

DESCRIPTION OF THE CAPITAL STOCK OF MERGER SUB

     The authorized capital stock of Merger Sub consists of 30 million shares of common stock and 5 million shares of preferred stock, $0.01 par value per share. The following description of Merger Sub's capital stock is qualified in all respects by reference to Merger Sub's certificate of incorporation and bylaws, the full text of which are attached as Appendices B and C, respectively, to this Proxy Statement/Prospectus.

     MERGER SUB COMMON STOCK. The holders of outstanding shares of Merger Sub common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as Merger Sub's Board of Directors may, from time to time, determine, subject to any preferences which may be granted to the holders of preferred stock. Holders of Merger Sub common stock are entitled to one vote per share on all matters which the holders of Merger Sub common stock are entitled to vote. Merger Sub common stock is not entitled to preemptive rights and is not subject to redemption or conversion. Upon liquidation, dissolution or winding-up of Merger Sub, the assets, if any, legally available for distribution to stockholders are distributable ratably among the holders of Merger Sub common stock after payment of all debt and liabilities of Merger Sub and the liquidation preference of any outstanding class or series of Merger Sub preferred stock. All outstanding shares of Merger Sub are, and the shares to be issued upon conversion of the Presley Common Stock will be, when issued and delivered, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Merger Sub common stock are subject to any series of Merger Sub preferred stock that Merger Sub may issue in the future.

     MERGER SUB PREFERRED STOCK. Merger Sub preferred stock may be issued from time to time in one or more series, and Merger Sub's Board of Directors, without action by the holders of the Merger Sub common stock, may fix or alter the voting rights, redemption provisions, sinking fund provisions, dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights, preferences privileges and restrictions of any wholly unissued series of Merger Sub preferred stock. No shares of Merger Sub preferred stock are presently outstanding, and Merger Sub has no present plans to issue any such shares. The issuance of shares of Merger Sub preferred stock could adversely affect the voting power of holders of Merger Sub common stock and could have the effect of delaying, deferring or preventing a change in control of Merger Sub or other corporate action.

CERTAIN PROVISIONS OF DELAWARE CORPORATE LAW AND CHARTER DOCUMENTS

     Section 203 of the Delaware corporate law is an anti-takeover law and in general, Section 203 prevents an "interested stockholder," defined generally as a person owning 15% or more of a corporation's outstanding voting stock, from engaging in a business combination with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions such as the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision can be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price of the shares of Merger Sub common stock held by stockholders.

     As permitted by the Delaware corporate law, Merger Sub has included in its certificate of incorporation a provision to eliminate the personal liability of its officers and directors for monetary damages for breach or alleged breach of their fiduciary duties as officers and directors to the extent permitted by the Delaware corporate law. In addition, the bylaws of Merger Sub provide that Merger Sub is required to indemnify its officers and directors under certain circumstances, including the circumstances in which indemnification would otherwise be discretionary, and Merger Sub is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

     Merger Sub expects to enter into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Delaware corporate law. The indemnification agreements will require Merger Sub, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent permitted by Delaware law and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified. Merger Sub also expects to obtain directors' and officers' liability insurance. The foregoing provisions of Merger Sub's bylaws and indemnification agreements would be available for indemnification of, and advancing of expenses to, officers and directors of Merger Sub in connection with liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Merger Sub pursuant to Merger Sub's bylaws and/or indemnification agreements, or otherwise, Merger Sub has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. At present, Merger Sub is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of Merger Sub in which indemnification would be required or permitted. Merger Sub believes that its charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

COMPARISON OF CERTIFICATE OF INCORPORATION AND BYLAWS

     The following is a summary of the material differences between Merger Sub's certificate of incorporation and Merger Sub's bylaws to be in effect immediately prior to the merger, on the one hand, and the Presley certificate of incorporation and the Presley bylaws, on the other. The full text of Merger Sub's certificate of incorporation and Merger Sub's bylaws to be in effect immediately prior to the merger are attached as Appendices B and C, respectively, to this Proxy Statement/Prospectus, and any discussion of Merger Sub's certificate of incorporation and Merger Sub's bylaws contained herein, including the discussion below, is qualified in its entirety by reference thereto.

     The Common Stock of Presley is presently divided into two series, designated "Series A" and "Series B." Upon consummation of the merger, shares of Series A Common Stock and Series B Common Stock will be converted into shares of Merger Sub common stock which is not divided into series. Consequently, Merger Sub's certificate of incorporation does not include those provisions in Article Four of Presley's existing certificate of incorporation relating to the separate powers, rights and privileges of Presley's Series A Common Stock and Series B Common Stock, including the following:

     - Paragraph A relating to a stock split, reverse stock split, or similar event or dividend or distribution;

     - Paragraph B relating to the number, classification, filling of vacancies and election of each class of directors and quorum for meetings of directors;

     - Paragraph C relating to conversion of the Series B Common Stock; and

     - Paragraph D relating to amendment of Article Four.

     In addition, Merger Sub's certificate of incorporation will differ from Presley's in that the number of directors shall be fixed and may be altered as set forth in the bylaws (Article V).

     Merger Sub's bylaws will be substantially identical to the Presley bylaws as in effect immediately before the effective time of the merger, with the following exception: that the provision currently in Presley's bylaws relating to the obligations of Presley and its transfer agent with respect to transfers of stock of Presley will be included in Merger Sub's bylaws but will contain a qualifying provision by reference to the transfer restrictions and to any bylaws or other written rules adopted pursuant thereto.

APPRAISAL RIGHTS

     No holder of Presley Common Stock will have appraisal rights in connection with the merger, because the merger will be a merger of a parent corporation with and into its wholly owned subsidiary pursuant to Section 253 of the Delaware corporate law.

     Delaware corporate law does not grant or require appraisal rights on the part of a corporation's stockholders in connection with the tender offer for Presley's Series A Common Stock or Presley's purchase of assets from William Lyon Homes.

BOARD OF DIRECTORS AND MANAGEMENT OF MERGER SUB

     BOARD OF DIRECTORS. Merger Sub's Board of Directors will consist of the same eight individuals who comprise Presley's Board of Directors immediately before the effective time of the merger, but Merger Sub's Board of Directors will not be classified. Each director will be elected at the annual meeting of stockholders to hold office until their successors are elected and qualified.

     The persons who will serve as directors of Merger Sub will be as follows:

     General William Lyon, age 76, was elected a director and Chairman of the Board of Presley in 1987. Additionally, General Lyon serves on Presley's Compensation Committee. General Lyon has served as the Chairman of the Board, President and Chief Executive Officer of William Lyon Homes, Inc. General Lyon is a retired USAF Major General and was Chief of the Air Force Reserve from 1975 to 1979. General Lyon is a director of Fidelity Financial Services, Inc. and Kellstrom Industries.

     Wade H. Cable, age 51, has served as President and Chief Executive Officer of Presley and has been a director of Presley since 1985. Prior to joining Presley, he worked for thirteen years with Pacific Enterprises as a senior executive in various of its real estate operations, including two years as an Executive Vice President of Pacific Lighting Real Estate Group and four years as the President of Fredericks Development Company, a residential developer and home builder.

     General James E. Dalton, USAF (Ret.), age 68, was elected to Presley's Board in 1991. He serves as Chairman of Presley's Audit Committee and Special Committee and is a member of the Stock Option Committee and the Compensation Committee. General Dalton was the President of Logicon R&D Associates, a subsidiary of Logicon Corporation (a defense contractor providing advanced technology systems and services), a position he held since 1985 until his retirement in December 1998. He also has served as General Manager of Logicon's Defense Technology Group since 1995 until his retirement in December 1998. Logicon was acquired by Northrop Grumman in 1997. General Dalton currently acts as an independent consultant to several companies in the defense industry and is a director of Defense Group, Inc.

     Gregory P. Flynn, age 43, was elected to Presley's Board in 1994. Mr. Flynn is a member of Presley's Compensation Committee and Stock Option Committee, and was a member of Presley's Special Committee until his resignation in March 1999. He is a Managing Partner of Hampshire Equity Partners (formerly known as ING Equity Partners), where he has worked since 1994. From 1989 to 1994, Mr. Flynn worked with ING Capital Holdings, a wholly owned subsidiary of Internationale Nederlanden Groep, a diversified financial services company based in Amsterdam. From 1981 to 1988, Mr. Flynn was employed by The Chase Manhattan Bank.

     Steven B. Sample, age 58, was elected to Presley's Board in 1991 and is a member of Presley's Audit Committee, the Stock Option Committee, Special Committee and the Compensation Committee. Dr. Sample is the President of the University of Southern California, a position he has held since March 1991. He was the President of the State University of New York at Buffalo from 1982 to 1991. Dr. Sample is a director of UNOVA, Inc., the Santa Catalina Island Company, the Wm. Wrigley Jr. Company and Advanced Bionics Corp.

     Karen S. Sandler, age 40, was elected to Presley's Board in 1995. Ms. Sandler is a member of Presley's Compensation Committee and Stock Option Committee, and was a member of Presley's Special Committee until her resignation in December 1998. She is a Senior Vice President of Foothill Capital Corporation. Ms. Sandler serves on many lender and creditor committees. Prior to joining Foothill, she worked at Price Waterhouse and Security Pacific Bank.

     Marshall E. Stearns, age 39, was elected to Presley's Board in 1997. Mr. Stearns was a member of Presley's Special Committee until his resignation in December 1998. Mr. Stearns is a Senior Vice President of Foothill Capital Corporation. Prior experience includes development of multi-family real estate.

     Ray A. Watt, age 80, was elected to Presley's Board in 1997. Mr. Watt is a member of Presley's Audit Committee, Compensation Committee, Stock Option Committee and Special Committee. Mr. Watt is the Founder and Chairman of the Board of Watt Group, Inc., a commercial and residential real estate development and building company. Mr. Watt has served on the Boards of several civic organizations.

     Merger Sub's Board of Directors will establish audit, compensation and stock option committees, which have the same members as the current comparable committees of Presley's Board of Directors.

     MANAGEMENT. The same individuals who are executive officers of Presley immediately before the effective time of the merger will be the only executive officers of Merger Sub immediately following the effective time of the merger, holding corresponding offices. The executive officers of Merger Sub and Presley currently are as follows:

NAME                          AGE                             POSITION
----                          ---                             --------
General William Lyon........  76    Director and Chairman of the Board
Wade H. Cable...............  51    Director, Chief Executive Officer and President
David M. Siegel.............  57    Senior Vice President, Chief Financial Officer and Treasurer
Nancy M. Harlan.............  52    Senior Vice President and General Counsel
Linda L. Foster.............  51    Vice President and Corporate Secretary
W. Douglass Harris..........  56    Vice President and Corporate Controller

     General William Lyon was elected a director and Chairman of the Board of Presley in 1987. Additionally, General Lyon serves on Presley's Compensation Committee. General Lyon also is the Chairman of the Board, President and Chief Executive Officer of William Lyon Homes, Inc. General Lyon is a retired Major General and was Chief of the Air Force Reserve from 1975 to 1979. General Lyon is a director of Fidelity Financial Services, Inc. and Kellstrom Industries.

     Wade H. Cable has served as President and Chief Executive Officer of Presley and has been a director of Presley since 1985. Prior to joining Presley, he worked for thirteen years with Pacific Enterprises as a senior executive in various of its real estate operations, including two years as an Executive Vice President of Pacific Lighting Real Estate Group and four years as the President of Fredricks Development Company, a residential developer and homebuilder.

     David M. Siegel, a Senior Vice President, has been Chief Financial Officer and Treasurer of Presley since February 1985. Prior to joining Presley, Mr. Siegel was Executive Vice President and Chief Financial Officer for two homebuilding companies. Mr. Siegel, a certified public accountant, was also a partner with Kenneth Leventhal & Company, Certified Public Accountants, from 1972 to 1978, and has been involved with the real estate development and homebuilding industry for more than 30 years.

     Nancy M. Harlan, a Senior Vice President and General Counsel, joined Presley in October 1987 after six years with Pacific Enterprises as Counsel to its Real Estate Development subsidiaries. Ms. Harlan has been involved with the real estate development and homebuilding industry for more than 20 years.

     Linda L. Foster, Vice President and Corporate Secretary since 1987, has been employed by Presley since 1979 as Corporate Secretary and in other administrative positions. Ms. Foster has been involved with the real estate development and homebuilding industry for 20 years.

     W. Douglass Harris, Vice President and Corporate Controller, joined Presley in June 1992, after seven years with Shapell Industries, Inc., another major California home builder, as its vice president and corporate controller. Mr. Harris has been involved with the real estate development and homebuilding industry for more than 20 years.

     The directors and officers of Merger Sub will continue to receive the same aggregate compensation and benefits as they presently receive from Presley, unless and until such compensation and benefits are changed at some future time following the effective time of the merger by Merger Sub's Board of Directors. Further, no change is contemplated in the compensation philosophy established by Merger Sub's Board of Directors sitting as the compensation committee.

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth certain information concerning the number of shares of Presley's Series A Common Stock and Series B Common Stock beneficially owned as of September 30, 1999 and as adjusted to give effect to the cancellation of options to purchase 750,000 shares of Series A Common Stock held by William Lyon and the following:

     - The purchase of 1,989,180 shares of Series A Common Stock pursuant to the tender offer and 15,566,837 shares of Series B Common Stock pursuant to the Series B Purchase Agreements (Minimum Tender); and

     - The purchase of 10,678,792 shares of Series A Common Stock pursuant to the tender offer and 9,434,813 shares of Series B Common Stock pursuant to the Series B Purchase Agreements (Maximum Tender).

     If less than 10,678,792 shares of Series A Common Stock are validly tendered and not withdrawn prior to the expiration of the tender offer, William Lyon Homes has agreed to purchase and the three holders of Series B Common Stock that have executed the Series B Purchase Agreements have agreed to sell a sufficient number of shares of Series B Common Stock so as to enable William Lyon Homes and its affiliates to own approximately 49% of Presley's outstanding shares of Common Stock. Accordingly, the actual number of shares of Series B Common Stock purchased and sold pursuant to the Series B Purchase Agreement will depend upon the number of shares purchased in the tender offer. The Series B Common Stock is convertible into a like number of shares of Series A Common Stock and has the same voting rights as the shares of Series A Common Stock except for voting as separate classes on the election of directors and certain charter amendments. The following table does not give effect to the conversion of outstanding shares of Presley Common Stock to shares of Merger Sub common stock on a one for five basis in the Merger. The following table includes information for each person or group that is known to Presley to be the beneficial owner of more than 5% of the outstanding shares of Presley's Common Stock; each of Presley's Directors; each executive officer of Presley; and all officers and directors as a group.

                                                                                          AS ADJUSTED
                                                                   ----------------------------------------------------------
                                       AS OF SEPTEMBER 30, 1999        MINIMUM TENDER(10)              MAXIMUM TENDER(10)
                                      --------------------------   ---------------------------     --------------------------
                                                      PERCENTAGE                    PERCENTAGE                     PERCENTAGE
                                         SHARES         OF ALL        SHARES          OF ALL          SHARES         OF ALL
                                      BENEFICIALLY      COMMON     BENEFICIALLY       COMMON       BENEFICIALLY      COMMON
NAME AND ADDRESS OF BENEFICIAL OWNER    OWNED(8)       STOCK(9)      OWNED(8)        STOCK(9)        OWNED(8)       STOCK(9)
------------------------------------  ------------    ----------   ------------     ----------     ------------    ----------
SERIES A COMMON STOCK
General William Lyon and William H.
  Lyon(1)(2)......................     6,682,039        12.8%       23,488,056(11)     45.00%       26,045,644(12)   49.90%
                                                                    (21,498,876)(13)   (41.18)%(13)
Wade H. Cable and Susan M. Cable,
  Trustees of The Cable Family Trust
  Est. 7-11-88(3).................       463,527(14)       *           463,527(14)         *           463,527(14)       *
Wade H. Cable(3)..................       525,000           *           525,000             *           525,000           *
General James E. Dalton(3)........         2,000           *             2,000             *             2,000           *
Gregory P. Flynn(3)...............             0         N/A                 0           N/A                 0         N/A
Nancy M. Harlan and John H. Harlan,
  Trustees of The Harlan Family
  Revocable Living Trust Est.
  7-24-96(3)......................           401(15)       *               401(15)         *               401(15)       *
Nancy M. Harlan(3)................        15,000           *            15,000             *            15,000           *
W. Douglass Harris(3).............        15,000           *            15,000             *            15,000           *
Steven B. Sample(3)...............           500           *               500             *               500           *
Karen S. Sandler(3)...............        10,253(16)       *            10,253(16)         *            10,253(16)       *
David M. Siegel and Linda A. Siegel,
  Trustees of The Siegel Family
  Trust U/D/T Est. 6-20-89(3).....       133,479(17)       *           133,479(17)         *           133,479(17)       *

                                                                                          AS ADJUSTED
                                                                   ----------------------------------------------------------
                                       AS OF SEPTEMBER 30, 1999        MINIMUM TENDER(10)              MAXIMUM TENDER(10)
                                      --------------------------   ---------------------------     --------------------------
                                                      PERCENTAGE                    PERCENTAGE                     PERCENTAGE
                                         SHARES         OF ALL        SHARES          OF ALL          SHARES         OF ALL
                                      BENEFICIALLY      COMMON     BENEFICIALLY       COMMON       BENEFICIALLY      COMMON
NAME AND ADDRESS OF BENEFICIAL OWNER    OWNED(8)       STOCK(9)      OWNED(8)        STOCK(9)        OWNED(8)       STOCK(9)
------------------------------------  ------------    ----------   ------------     ----------     ------------    ----------
David M. Siegel(3)................       200,000           *           200,000             *           200,000           *
Marshall E. Stearns(3)............         2,229(16)       *             2,229(16)         *             2,229(16)       *
Ray A. Watt(3)....................             0         N/A                 0           N/A                 0         N/A
First Plaza Group Trust (Mellon
  Bank, N.A., acting as trustee as
  directed by General Motors
  Investment Management
  Corporation)(4).................     1,697,325        3.25%        1,697,325         3.25%         1,697,325        3.25%
All directors and executive officers
  of the Company as a group (14
  persons)(2).....................     8,049,428       15.42%       24,855,445        47.62%        27,413,033       52.52%
SERIES B COMMON STOCK
Pearl Street, L.P.(5).............     5,920,362(18)   11.34%                0           N/A         2,609,783(18)    4.99%
First Plaza Group Trust (Mellon
  Bank, N.A., acting as trustee as
  directed by General Motors
  Investment Management
  Corporation)(4).................     5,099,206(19)    9.77%                0           N/A           912,458(19)    1.75%
International Nederlanden (U.S.)
  Capital Corporation(6)..........     4,547,269        8.71%                0           N/A         2,609,783        4.99%
Foothill Capital Corporation(7)...     1,836,109(20)    3.52%        1,836,109(20)     3.52%         1,836,109(20)    3.52%

---------------
  *  Less than 1%

 (1) Stockholder is at the following address: c/o William Lyon Homes, Inc., 4490 Von Karman, Newport Beach, CA 92660

 (2) Includes 492,450 shares of Series A Common Stock held in a trust of which William H. Lyon is the beneficiary. William H. Lyon does not have or share, directly or indirectly, the power to vote or to direct the vote of those shares. Does not include the shares that William Lyon and his affiliates may have the right to acquire pursuant to the Series B Purchase Agreements. William H. Lyon is not an officer or director of Presley.

 (3) Stockholder is at the following address: c/o The Presley Companies, 19 Corporate Plaza, Newport Beach, CA 92660

 (4) Stockholder is at the following address: 767 Fifth Avenue, New York, NY
     10153

 (5) Stockholder is at the following address: c/o Goldman Sachs & Co., 85 Broad Street, New York, NY 10004

 (6) Stockholder is at the following address: 135 East 57th Street, New York, NY 10022

 (7) Stockholder is at the following address: 11111 Santa Monica Boulevard, Los Angeles, CA 90025

 (8) Includes the number of shares that could be purchased by exercise of options available within sixty days under Presley's 1991 Stock Option Plan as follows: 750,000, 525,000, 15,000, 15,000, and 200,000 shares of Series
     A Common Stock acquirable by William Lyon, Wade H. Cable, Nancy M. Harlan,
     W. Douglass Harris and David M. Siegel, respectively. Pursuant to the Purchase Agreement, William Lyon will cancel his outstanding options to purchase 750,000 shares of Series A Common Stock, and thus, these options are not counted towards the Lyons' beneficial ownership, as adjusted.

 (9) Shares of Common Stock subject to options that are currently exercisable or exercisable within sixty days are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(10) Assumes that no shares of Common Stock will be sold pursuant to the tender offer by an officer or director of Presley or Foothill Capital Corporation, which is not a party to the Series B Purchase Agreements.

(11) Includes 15,566,837 shares of Series B Common Stock.

(12) Includes 9,434,813 shares of Series B Common Stock.

(13) Sets forth the Lyons' beneficial ownership and percentage ownership assuming that no shares of Series A Common Stock are tendered pursuant to the tender offer and the Lyons waive the minimum condition.

(14) Does not include 6,017 shares directly owned by children of Mr. Cable, as to which shares Mr. Cable disclaims beneficial ownership.

(15) Does not include 100 shares held as trustee for benefit of a daughter, as to which shares Ms. Harlan disclaims beneficial ownership, but includes one share owned directly by Ms. Harlan.

(16) Ms. Sandler and Mr. Stearns are Senior Vice Presidents of Foothill Capital Corporation.

(17) Does not include 400 shares directly owned by children and family of Mr. Siegel, as to which shares Mr. Siegel disclaims beneficial ownership, but includes one share owned directly by Mr. Siegel.

(18) Pursuant to Amendment No. 3 to Schedule 13G, dated February 14, 1999, filed with the Securities and Exchange Commission, as of December 31, 1998, Goldman Sachs & Co. and The Goldman Sachs Group, L.P. had shared voting power and dispositive power with respect to these shares.

(19) Pursuant to a Schedule 13D, dated May 20, 1994, filed with the Securities and Exchange Commission, General Motors Investment Management Corporation had shared voting power and dispositive power with respect to these shares.

(20) Pursuant to Amendment No. 2 to Schedule 13D, dated July 10, 1998, filed with the Securities and Exchange Commission, Foothill Capital Corporation and its parent, Foothill Group, Inc., have shared voting power and shared dispositive power with respect to 1,836,109 shares of Series B Common Stock that are convertible into a like number of shares of Series A Common Stock; and Foothill Group, Inc. has sole voting power and sole dispositive power with respect to 71,965 shares of Series A Common Stock.

     Except as otherwise indicated in the above notes, shares shown as beneficially owned are those as to which the named person possesses sole voting and investment power. However, under California law personal property owned by a married person may be community property which either spouse may manage and control, and Presley has no information as to whether any shares shown in this table are subject to California community property law.

CONVERSION OF SECURITIES IN THE MERGER

     Each share of Presley Common Stock outstanding immediately prior to the merger will be converted, by reason of the merger, pursuant to the certificate of ownership and merger and without any action by the holder thereof, into the right to receive 0.2 share of Merger Sub common stock.

     Upon completion of the merger, Presley's outstanding options will be assumed by Merger Sub and will become options to purchase Merger Sub common stock, at the same one-for-five conversion rate.

     In case of any fractional interests, you will have the right for 30 days to purchase the additional fractional interests necessary to make up full shares or to sell your fractional interests. An agent appointed by Presley will buy and sell fractional interests for your account. At the end of 45 days, the agent will deliver the full shares and sale proceeds.

LISTING ON NYSE

     The Series A Common Stock is presently listed on the New York Stock Exchange under the symbol "PDC." Following the merger, the Series A Common Stock will cease to be so listed. Merger Sub filed a technical original listing to the listing application of Presley with the New York Stock Exchange which has been approved to list the Merger Sub common stock under the same symbol, "PDC." On October 6, 1999, the last full trading day on which shares of the Series A Common Stock were traded prior to the announcement of the execution of the Purchase Agreement, the highest and lowest sale price and the closing price of a share of Presley Common Stock reported on the New York Stock Exchange was, respectively, $0.8125, $0.7500 and $0.8125.

EXCHANGE OF CERTIFICATES

     At the effective time of the merger, holders of certificates representing Presley Common Stock will cease to have any rights with respect to such shares of Presley Common Stock and each such certificate will be deemed to evidence the right to receive 0.2 share of Merger Sub common stock. The stock transfer books of Presley will be closed at the close of business on the business day immediately preceding the effective time, and the holders of record of Presley Common Stock as of the effective time will be the holders of record of Merger Sub common stock immediately after the effective time.

     As soon as practicable after the effective time, Merger Sub will furnish a letter of transmittal to stockholders for use in exchanging their stock certificates, which will contain instructions with respect to the surrender of Presley Common Stock certificates and the distribution of Merger Sub common stock certificates. Presley's stockholders should not send in certificates until they receive the letter of transmittal.

     Presley's stockholders who fail to exchange their Presley Common Stock certificates on or after the effective time by surrendering such certificates, together with a properly completed letter of transmittal, to an exchange agent designated by Presley and Merger Sub, will not receive certificates representing their Merger Sub common stock. Any dividends declared or distributions made on shares of Merger Sub common stock which such holders have a right to receive will be retained by Merger Sub until such holders surrender their Presley Common Stock certificates in exchange for Merger Sub common stock certificates or until paid to a public official pursuant to applicable abandoned property, escheat or similar laws. No interest will accrue or be payable with respect to any dividends or distributions retained on unissued Merger Sub common stock certificates. In no event will the exchange agent, Presley or Merger Sub be liable to any holder of Presley Common Stock for dividends or distributions on shares of Merger Sub common stock delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

     After the effective time, there shall be no transfers on the stock transfer books of Presley of the shares of Presley Common Stock which were issued and outstanding immediately prior to the effective time. If, after the effective time, certificates representing shares of Presley Common Stock are presented for transfer, no transfer shall be effected on the stock transfer books of Merger Sub with respect to such shares and no certificate shall be issued representing the shares of Merger Sub common stock exchangeable for such shares of Presley Common Stock unless and until the Presley Common Stock certificate representing such shares of Presley Common Stock is delivered to the exchange agent together with a properly completed letter of transmittal, or the documents required by Merger Sub and the exchange agent in their discretion. In addition, it will be a condition to the issuance of any certificate for any shares of Merger Sub common stock in a name other than the name in which the surrendered Presley Common Stock certificate is registered, that the person requesting the issuance of such certificate either pay to the exchange agent any transfer or other taxes required by reason of the issuance of a certificate of Merger Sub common stock in a name other than the registered holder of the certificate surrendered, or establish to the satisfaction of the exchange agent that such tax has been paid or is not applicable.

FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the opinion of Irell & Manella LLP, counsel to Presley, as to the material federal income tax consequences of the merger to the holders of Presley Common Stock, Presley and Merger Sub. This discussion is qualified in its entirety by reference to, and is based upon, laws, regulations, rulings and decisions now in effect, all of which are subject to change, and such changes may or may not be retroactive. This discussion does not discuss all aspects of federal income taxation that may be relevant to a particular stockholder or to certain types of stockholders that are subject to special treatment under the federal income tax laws such as banks, insurance companies, tax-exempt organizations, dealers in securities, stockholders who received Presley Common Stock as compensation or upon the exercise of options received as compensation, stockholders who hold Presley Common Stock as part of a hedge, straddle or conversion transaction, or foreign taxpayers, or any aspect of state, local or foreign tax laws. This discussion only applies to stockholders who hold Presley Common Stock and will hold Merger Sub common stock as a capital asset. There can be no assurance that the IRS will not take a contrary view with respect to any of the items discussed herein, and no ruling from the IRS has been or will be sought.

     EACH STOCKHOLDER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH STOCKHOLDER.

     HOLDERS OF COMMON STOCK. As a result of the merger, the holders of Presley Common Stock will:

     - recognize no gain or loss upon the receipt of Merger Sub common stock in exchange for their Presley Common Stock, excluding the impact of cash received in exchange for fractional interests from the agent designated by Presley;

     - have an initial tax basis in Merger Sub common stock received that is the same as their adjusted tax basis in Presley Common Stock exchanged therefor; and

     - have a holding period for Merger Sub common stock received that includes their holding period for their Presley Common Stock exchanged therefor.

     - to the extent that you receive cash in exchange for fractional interests, you will recognize gain or loss equal to the difference between your basis in such fractional interest and the amount of cash received with respect to such fractional interests. Such gain or loss will be treated as capital gain or loss, with gain resulting from fractional interests held for more than one year taxed at a maximum rate of 20% and gain resulting from fractional interests held for one year or less taxed at a maximum rate of 39.6%.

     No opinion is expressed as to any compensation income that might be realized by any stockholders or option holders of Presley in respect of their shares of Presley, whether vested or unvested, as a consequence of the merger.

PRESLEY AND MERGER SUB. Presley and Merger Sub will not recognize any taxable gain or loss as a result of the merger, and neither the merger nor the adoption of the transfer restrictions, by themselves, will impair the ability of Merger Sub, Presley and other members of their affiliated group which file a consolidated federal income tax return, to utilize Presley's federal tax net operating loss carryforwards, federal investment tax credit carryforwards and other material federal tax benefits.

     The merger is conditioned upon the receipt of an opinion of Irell & Manella LLP, counsel to Presley, based upon a requested officer's certificate, to the effect that the merger will constitute a "reorganization" for federal income tax purposes within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended, which opinion has been received.

PRO FORMA AND COMPARATIVE FINANCIAL INFORMATION

     Under generally accepted accounting principles, the merger will be accounted for on an historical cost basis whereby the consolidated assets and liabilities of Merger Sub will be recorded at the historical cost of Presley as reflected on Presley's consolidated financial statements prior to the merger. Accordingly, the consolidated financial statements of Merger Sub immediately following the merger will be the same as the consolidated financial statements of Presley immediately prior to the merger. For this reason, only pro forma and comparative earnings per common share information regarding Merger Sub and its consolidated subsidiaries giving effect to the merger have been included herein. Additionally, no selected historical pro forma and other financial data have been included, because the merger will have no effect on Presley's historical consolidated financial statements.

     The following represents the basic and diluted earnings per share of Common Stock of Presley:

                                              YEAR ENDED DECEMBER 31,      SIX MONTHS
                                              ------------------------        ENDED
                                              1996      1997     1998     JUNE 30, 1999
                                              -----    ------    -----    -------------
Before extraordinary item...................  $  --    $(1.72)   $0.14        $0.25
Extraordinary item..........................     --        --     0.05         0.03
                                              -----    ------    -----        -----
After extraordinary item....................  $  --    $(1.72)   $0.19        $0.28
                                              =====    ======    =====        =====
Pro forma merger(1):
  Before extraordinary item.................                     $0.68        $1.25
  Extraordinary item........................                      0.26         0.17
                                                                 -----        -----
  After extraordinary item..................                     $0.94        $1.42
                                                                 =====        =====
Pro forma merger and William Lyon Homes
  acquisition(2):
  Before extraordinary item.................                     $0.58        $1.19
  Extraordinary item........................                      0.26         0.17
                                                                 -----        -----
  After extraordinary item..................                     $0.84        $1.36
                                                                 =====        =====

---------------
(1) Reflects the merger of Presley with and into its wholly owned subsidiary, Merger Sub, including a one-for-five common stock exchange as if it occurred at the beginning of the periods presented.

(2) Reflects the merger described in (1) above and the acquisition of substantially all of the assets of William Lyon Homes as if it occurred at the beginning of the periods presented. Presley expects that the purchase of substantially all of the assets of William Lyon Homes will be consummated after the special meeting of Presley's stockholders and before the effective time of the merger. The unaudited pro forma combined financial information giving effect to the asset purchase and the consolidated financial statements are included at pages F-2 through F-20.

EFFECT OF AGREEMENTS TO PURCHASE SHARES OF SERIES B COMMON STOCK AND TENDER OFFER FOR SERIES A COMMON STOCK

     William Lyon Homes has entered into agreements dated as of July 6, 1999, with three of the holders of Presley's Series B Common Stock, GS Credit Partners, LP, The Chase Manhattan Bank, as Trustee for First Plaza Group Trust, and ING (U.S.) Capital LLC. Gregory P. Flynn, a director of Presley, is a managing partner of Hampshire Equity Partners (formerly known as ING Equity Partners) which is an affiliate of ING (U.S.) Capital LLC. Pursuant to these agreements, and subject to the conditions stated therein, including approval by the Presley stockholders of the certificate of ownership and merger and the completion of the asset purchase and tender offer, William Lyon Homes and/or its permitted assigns has agreed to purchase an aggregate of 9,434,813 shares, subject to adjustment, of Presley's Series B Common Stock. In addition, the Purchase Agreement contemplates that William Lyon and one or more of his affiliates will offer to purchase up to 10,678,792 shares of Presley's Series A Common Stock, representing up to 20.46% of the outstanding Common Stock of Presley, pursuant to a tender offer. If the tender offer is undersubscribed, the three holders of Presley Series B Common Stock have agreed to sell an additional number of shares of Series B Common Stock to William Lyon Homes on a pro rata basis. If these stock purchases and the tender offer are completed, assuming that the minimum condition is not waived, Presley estimates that its aggregate percentage point change in ownership over the three-year period ending on such date, assuming no other changes in ownership, would be 45.6%.

                               PURCHASE AGREEMENT

     Presley and Presley Homes, a California corporation and wholly owned subsidiary of Presley, have entered into a Purchase Agreement and Escrow Instructions with William Lyon Homes, William Lyon and his son, William H. Lyon. The following is a brief summary of the principal provisions of the Purchase Agreement, which has been filed and included as an exhibit to the Registration Statement on Form S-4, filed by Merger Sub, in which this Proxy Statement/Prospectus is contained, which agreement is incorporated herein by this reference. Because the following is a summary description only, it does not include the specific terms and provisions of the Purchase Agreement. Accordingly, this summary is qualified in its entirety by reference to the Purchase Agreement.

     Pursuant to the terms of the Purchase Agreement, Presley Homes or its permitted assigns will purchase and William Lyon Homes will sell all, or substantially all, of the real property of William Lyon Homes, as well as causing any partnership or limited liability company in which William Lyon Homes is a partner or member, together with certain tangible and intangible personal property and other property used in connection or associated with such real property, for a cash purchase price of $48 million, subject to the adjustments described below, and the assumption by Presley Homes of all, or substantially all, of the liabilities of William Lyon Homes.

     The closing of the purchase and sale of assets pursuant to the Purchase Agreement is expected to occur prior to the completion of the tender offer by the Lyons and the completion of the merger between Presley and Merger Sub. The completion of the asset purchase is a condition precedent to the completion of the tender offer and merger.

Assets to be Acquired by Presley Homes

     Subject to the terms and conditions in the Purchase Agreement, William Lyon Homes will sell, or will cause any partnership or limited liability company through which William Lyon Homes owns real property to sell, to Presley Homes or its permitted assigns all, or substantially all, of the assets and properties of William Lyon Homes or any such partnership or limited liability company, including without limitation the following assets:

     - Substantially all real property located in the State of California that is owned by William Lyon Homes and partnerships and limited liability companies of which William Lyon Homes is a partner or a member, in each case, as identified on an exhibit to the Purchase Agreement inclusive of any and all buildings and improvements located on such real property and all associated rights, privileges and easements appurtenant to such real property;

     - Substantially all personal property of any kind that is owned by William Lyon Homes or any partnerships or limited liability companies and used in connection with or related to the real property being sold to Presley Homes; and

     - All receivables, escrow proceeds, deposits and other assets arising out of or related to the real property and the personal property, being sold by William Lyon Homes or the selling partnerships and limited liability companies to Presley Homes.

     Pursuant to the Purchase Agreement, neither William Lyon Homes nor the partnerships or limited liability companies through which William Lyon Homes owns the assets, will transfer to Presley Homes the following assets:

     - any rights and claims to tax refunds and adjustments of any kind owned or held by William Lyon Homes or the partnership or limited liability company, other than those relating to property taxes paid or payable with respect to property owned as of December 31, 1998 or acquired after that date;

     - the cash consideration to be paid by Presley Homes to William Lyon Homes pursuant to the Purchase Agreement;

     - the company records and all income tax records and non-transferable licenses and permits held by William Lyon Homes or the partnerships or limited liability companies;

     - any assets acquired by William Lyon Homes or the partnerships or limited liability companies after the closing date of the Purchase Agreement except for assets that are acquired with proceeds constituting part of the assets transferred to Presley Homes;

     - any cash reserves in respect of or relating to any of the excluded liabilities that are not assumed by Presley Homes under the Purchase Agreement; and

     - all assets scheduled as excluded under the Purchase Agreement.

Adjustments to the Purchase Price

     The purchase price for the real property of $48 million was determined based on the value of the real property and related assets owned directly or indirectly by William Lyon Homes and the selling partnerships and limited liability companies as of December 31, 1998. The parties intend that these assets, together with all income, receivables, escrow and other proceeds, purchase deposits, cash and other assets earned or received by William Lyon Homes or the selling partnerships and limited liability companies from the sale of any of these assets, including any assets acquired with sales proceeds, in the ordinary course of business since January 1, 1999 and through the closing date of the asset purchase will inure to Presley. The amounts so inuring to Presley are to be net of any amounts that have been used to pay or satisfy land acquisition or development costs, capital expenditures, principal or interest on indebtedness, accounts payable, accrued liabilities, employee wages and benefits, taxes and other liabilities and operating expenses existing at December 31, 1998 and incurred in the ordinary course of business.

     The cash portion of the purchase price will be reduced by the following:

     - Any dividends or similar payments or distributions during the period except to the extent recorded on the books of William Lyon Homes or the selling partnerships or limited liability companies at December 31, 1998;

     - Except to the extent recorded on the books of William Lyon Homes or the selling partnerships or limited liability companies at December 31, 1998, the unpaid balance of any loans or other advances made during the period to or for the personal benefit of its shareholders or affiliates or by the partnerships or limited liability companies to or for the personal benefit of any partner or affiliate other than William Lyon Homes, but excluding loans or other advances, the right to receive payment is being transferred to Presley Homes any advances or payments made in the form of salary or other compensation for services rendered in the ordinary course of business;

     - The amount of any payments made or liabilities accrued by William Lyon Homes or the selling partnerships or limited liability companies during the period in respect of the following amounts to the extent the payment or other liability had not been recorded as of December 31, 1998:

        - Bonuses and other compensation to directors, officers and employees for services rendered prior to December 31, 1998;

        - Warranty expenses related to real estate assets sold and closed prior to December 31, 1998;

        - Payments and related legal fees made in settlement of legal claims, other than claims relating to the assets being purchased or the liabilities being assumed; and

        - Significant and unusual charitable contributions during the period;

     - The value of any real estate assets scheduled as assets excluded from purchase;

     - The amount of any costs and operating expenses incurred or accrued by William Lyon Homes or any of the selling partnerships or limited liability companies during the period in respect of or relating directly to any of the excluded assets;

     - The amount of any non-cash adjustments made on the books and records of William Lyon Homes or any of the selling partnerships or limited liability companies during the period for write-offs or abandonment of assets to be purchased that were recorded on the books at December 31, 1998, but only to the extent that amount exceeds $500,000 in the aggregate;

     - The amount of any cash reserves to be retained in respect of liabilities that are not being assumed by Presley Homes; and

     - Any amounts paid or incurred by William Lyon Homes or any of the selling partnerships and limited liability companies, except to the extent that a corresponding liability was recorded on the books as of December 31, 1998, to the extent the amounts were paid or incurred in respect of legal, financial and tax accounting, appraisal or financial advisory fees and expenses incurred in connection with the transactions contemplated by the Purchase Agreement which are in the aggregate greater than $1,250,000.

     The cash portion of the purchase price will be increased by the aggregate of the following:

     - Any capital contribution or other equity investment made in William Lyon Homes by any of its shareholders, provided that Presley Homes has approved any contribution or investment made after the date of the Purchase Agreement;

     - Any capital contribution to, or other equity investment made in, any of the selling partnerships or limited liability companies during the period by any of the partners or members, provided Presley Homes has approved any contribution or investment made after the date of the Purchase Agreement;

     - Any accounts payable, accrued liabilities or indebtedness secured by or relating to any of the assets not being purchased;

     - Warranty reserves reflected on the books and records as of the closing date retained by William Lyon Homes; and

     - Tax refunds, insurance recoveries, utility deposits and other assets acquired by William Lyon Homes or any of the selling partnerships or limited liability companies during the period in exchange for or in respect of any claims or other assets that were not reflected on their books as of December 31, 1998.

     Any adjustment to the purchase price will be determined by Ernst & Young LLP or other independent accounting firm acceptable to Presley Homes and William Lyon Homes based on a review of the books and records of the selling parties. The independent auditor will perform a preliminary review and notify the parties and the escrow holder not later than five business days prior to the closing date of its estimate of any proposed adjustment. Unless either Presley Homes or William Lyon Homes objects, the adjustment will be made to the purchase price at the closing through escrow. If either objects, the escrow holder is required to withhold the amount of the proposed adjustment until the amount of the adjustment is finally determined.

     After the closing, the independent auditor will complete a review and deliver to the parties its final determination of any adjustment to the purchase price within 30 calendar days of the closing date. If the parties agree or fail to timely object, the determination will be final and conclusive. If either party disagrees and makes a timely objection, the parties are required to make a good faith attempt to resolve any differences. If the parties can't resolve the matter, it

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

will be directed to Arthur Andersen LLP or another independent accounting firm acceptable to the parties whose determination shall be binding and conclusive.

Liabilities to be Assumed by Presley Homes

     Pursuant to the Purchase Agreement, Presley Homes and its permitted assigns will assume and agree to pay, perform and discharge all obligations and liabilities of William Lyon Homes and the partnerships and limited liability companies related to the assets purchased pursuant to the Purchase Agreement, other than those obligations and liabilities excluded from assumption, including but not limited to the following:

     - the subcontract agreements on the standard form contracts for services, materials or supplies to be incorporated into the works of improvement on the real property;

     - the purchase agreements on the standard form contracts for the sale of individual lots to homebuyers which sales have not closed escrow on or before the closing date;

     - the subdivision agreements, development agreements and other entitlement agreements with governmental entities relating to the real property;

     - the contracts listed on an exhibit to the Purchase Agreement;

     - the accounts payable and accrued liabilities of William Lyon Homes and the partnerships and limited liability companies arising in the normal course of business; and

     - any obligation of William Lyon Homes and the partnerships and limited liability companies to pay compensation, salaries or other benefits to employees of William Lyon Homes, or the partnerships and limited liability companies, who are hired by Presley Homes.

     Presley Homes will not assume or be responsible for any of the liabilities or obligations of William Lyon Homes and the partnerships or limited liability companies which are identified below:

     - any liabilities or obligations resulting from any alleged or actual defect or breach of warranty claim with respect to any portion of the real property, including all improvements thereon, for work done by William Lyon Homes or the partnerships or limited liability companies on the real property prior to the closing date;

     - any liabilities or obligations resulting from any claim or other proceeding made by or against William Lyon Homes or the partnerships or limited liability companies, either before the closing date or after the closing date, with respect to events that occurred or conditions that existed before the closing date, except for those liabilities or obligations expressly assumed by Presley Homes;

     - any obligation, liability or expense of William Lyon Homes or the partnerships or limited liability companies for income taxes;

     - any obligation, liability or expense relating to or arising out of the excluded assets that are not being purchased by Presley Homes and will remain with William Lyon Homes or the partnerships or limited liability companies;

     - any liabilities or obligations of William Lyon Homes or the partnerships or limited liability companies which arise after the closing date in connection with the Purchase Agreement;

     - any liabilities or obligations of William Lyon Homes or the partnerships or limited liability companies to its stockholders in respect of its ownership interest in William Lyon Homes or the partnerships or limited liability companies;

     - any liabilities or obligations for indebtedness secured by mortgages or other security interests on the assets purchased to which William Lyon Homes or the partnerships or

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

       limited liability companies are not directly or indirectly liable or do not provide credit support;

     - any liabilities or obligations of William Lyon Homes or the partnerships or limited liability companies to the extent that the selling party has the right to be indemnified or reimbursed by an insurer or other third party with respect to those liabilities or obligations; and

     - all other excluded liabilities scheduled in the Purchase Agreement.

     As soon as reasonably possible after the execution of the Purchase Agreement, the parties will open an escrow with First American Title Insurance Company, the escrow holder. The closing of the purchase and sale of the real property and related assets will take place through the escrow when all the conditions to closing have been satisfied, but in no event later than November 30, 1999; provided, however, that if the closing of the transactions has not occurred by November 30, 1999 due to delays in obtaining governmental or regulatory approvals of the transactions, then the parties have agreed to extend the closing date for up to an additional thirty (30) calendar days to obtain such approvals. The close of escrow shall occur when Presley Homes deposits the purchase price into escrow and the grant deeds held by William Lyon Homes conveying the real property to Presley Homes are recorded through escrow in the official records of the counties in which each respective parcel of real property is located.

Tender Offer

     Following execution of the Purchase Agreement and provided that it shall not have been terminated prior to the closing date, as promptly as practicable, but in no event later than five (5) business days after the public announcement of the execution of the Purchase Agreement, William Lyon and his son, William H. Lyon, will commence a cash tender offer to acquire up to 10,678,792 shares, subject to adjustment, of the Series A Common Stock of Presley at $0.655 per share. The Lyons will complete the tender offer in accordance with its terms and accept for payment and pay for the shares of Series A Common Stock tendered pursuant to the tender offer as soon as they are legally permitted to do so under applicable law. The tender offer will be subject to various conditions set forth in the Purchase Agreement, including a minimum condition that there be validly tendered and not withdrawn prior to and as of the expiration date of the tender offer at least 1,989,180 shares of Series A Common Stock. The Lyons may decrease or waive the minimum condition but shall not decrease the tender offer price, or decrease the number of shares of Series A Common Stock sought, or amend any other condition of the tender offer in any manner adverse to the holders of the shares of Series A Common Stock without the prior written consent of Presley.

     In the event that Presley determines that consummation of the tender offer or the Series B Purchase Agreements would result in an "ownership change" under applicable federal income tax laws and regulations or other adverse tax consequences, the Lyons have agreed to amend the tender offer to decrease the number of shares of Series A Common Stock being sought but not below the number of shares required to satisfy the minimum specified in the Purchase Agreement.

     If on the initial scheduled expiration date of the tender offer, which shall be no earlier than 20 business days after the date upon which the tender offer is commenced, any of the following shall have occurred and is continuing:

     - the minimum condition described above shall not have been satisfied or waived by the Lyons, or

     - either the asset purchase shall not have been consummated or the stockholders shall not have approved the merger, or such conditions shall not have been waived by the Lyons

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

       due to delays in obtaining the necessary governmental or third party consents or obtaining the necessary financing or releases.

Then the Lyons shall extend the tender offer from time to time as may be necessary to satisfy the conditions to the tender offer to be substantially co-terminous with the closing of the other transactions under the Purchase Agreement provided, however, the tender offer shall not be extended beyond November 30, 1999, or 30 calendar days thereafter in the event the closing of the asset purchase is delayed due to delays in obtaining governmental approvals.

     Notwithstanding the above, the conditions to the tender offer set forth in the Purchase Agreement, other than actions by governmental entities that would prohibit completion of the tender offer, shall be deemed to have been satisfied upon completion of the asset purchase by Presley Homes.

     The Lyons will take all steps necessary to cause the offer to purchase, form of letter of transmittal and other exhibits to the Schedule 14D-1 to be filed with the Securities and Exchange Commission and to be distributed to the holders of the Series A Common Stock of Presley as required by applicable federal securities laws.

     Presley represents that a Special Committee of independent directors of Presley's Board of Directors has determined that the Purchase Agreement and the transactions contemplated in it, taken together, are fair to and in the best interests of Presley and the holders of the Series A Common Stock, other than the Lyons, provided that each holder is advised to consult with their financial and tax advisors. Presley has received an opinion from Warburg Dillon Read, financial advisor to the Special Committee, that after giving effect to the asset purchase, the tender offer, the merger and the Series B Purchase Agreements the shares of common stock of Merger Sub to be issued in the merger to Presley's stockholders and the cash that may be received by each such tendering holder of Series A Common Stock in the tender offer, is fair to the holders of the Series A Common Stock, other than the Lyons and those selling Series B Common Stockholders, from a financial point of view. The Special Committee has approved the transactions contemplated in the Purchase Agreement and resolved to recommend that the Series A stockholders, other than the Lyons and holders of the Series B Common Stock that have entered into the Series B Purchase Agreements, accept the Lyons' tender offer, provided that they should consult with their financial and tax advisors prior to tendering their shares and that the recommendation may be withdrawn, modified or changed if in their opinion, after consultation with counsel, the failure to take that action would be inconsistent with their fiduciary duties.

     As soon as practicable on or after the tender offer is commenced, Presley will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9, which will contain Presley's recommendation with respect to the tender offer. At the time that the tender offer documents are first mailed by the Lyons to the holders of the Series A Common Stock, or as soon as practicable thereafter, Presley will distribute to the holders of the Series A Common Stock the Schedule 14D-9, together with the tender offer documents.

     In the event that the tender offer is oversubscribed, the Lyons will purchase the shares of Series A Common Stock from each tendering holder on a pro rata basis up to the amount of the tender offer. In the event that the tender offer is undersubscribed, the Lyons will purchase additional shares of Common Stock at $0.655 per share from each holder of the Series B Common Stock on a pro rata basis pursuant to the Series B Purchase Agreements, such that the Lyons will own not more than 49.9% of the issued and outstanding shares of Presley Common Stock. The Lyons will in no event purchase a number of shares of Common Stock of Presley such that an "ownership change" would occur with respect to Presley under applicable federal income tax laws and other regulations.

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

Representations and Warranties

     William Lyon Homes makes the following representations and warranties to Presley Homes in the Purchase Agreement:

     - Good standing and corporate formation of William Lyon Homes, including the selling partnerships and limited liability companies;

     - Corporate authority to enter into the Purchase Agreement, Series B Purchase Agreements and to complete the transactions contemplated therein;

     - The authority of the individuals executing the Purchase Agreement, the Series B Purchase Agreements and the completion of the transactions contemplated therein;

     - The Purchase Agreement and the Series B Purchase Agreements are valid and binding obligations of William Lyon Homes and enforceable against William Lyon Homes;

     - The partnerships and limited liability companies identified on an exhibit to the Purchase Agreement are the only such equity interests owned by William Lyon Homes;

     - The California residency of William Lyon Homes for California tax purposes and its status as not being a foreign entity for federal tax purposes;

     - The condition and marketability of title of the personal property assets being sold to Presley Homes by William Lyon Homes;

     - The delivery and accuracy of the financial statements of William Lyon Homes and a representation that William Lyon Homes has conducted its business in the ordinary course and has not paid dividends nor redeemed or made other distributions in respect of its outstanding common stock since December 31, 1998;

     - The validity and the absence of breach or default under contracts being assumed by Presley Homes;

     - The status of zoning regulations affecting the real property sold to Presley Homes;

     - The receipt or existence of governmental notices affecting the real property sold to Presley Homes;

     - The absence of undisclosed defects to the real property sold to Presley Homes;

     - The absence of unrecorded interests on the real property sold to Presley Homes;

     - The compliance with all regulations, covenants, conditions, restrictions, easements and similar matters affecting the real property;

     - The absence of public improvements affecting the real property sold to Presley Homes;

     - The absence of any other agreements, to which William Lyon Homes is a party, that would affect the ownership of the real property by Presley Homes or the proposed development of the real property;

     - The absence of any material litigation which adversely affects the Purchase Agreement, the Series B Purchase Agreements or the ownership and development of the real property sold to Presley Homes;

     - The compliance with environmental laws, the absence of any communications or claims alleging non-compliance with environmental laws, and the presence, discharge or storage of any environmental pollutants;

     - The absence of any endangered or threatened species that would adversely impact the development of the real property;

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

     - The validity and collectibility of accounts receivable;

     - The disclosure of all employment contracts and employee benefit plans and compliance with the obligations under ERISA;

     - The maintenance of adequate insurance policies;

     - The absence of any breach or conflict with any of the organizational documents or any indebtedness of William Lyon Homes, or any action that would result in the imposition of a lien on the assets;

     - The lack of any intent to implement a "plant closing" or "mass lay off" under the WARN Act; and

     - The disclosure or absence of any brokers' or finders' fees.

     Presley and Presley Homes make the following representations and warranties to William Lyon Homes in the Purchase Agreement:

     - Corporate authority to enter into the Purchase Agreement and to complete the transactions contemplated therein;

     - Completion of all requisite corporate or other action by Presley and Presley Homes to enter into the Purchase Agreement and the completion of the transactions contemplated therein;

     - The authority of the individuals executing the Purchase Agreement and the completion of the transactions contemplated therein;

     - The absence of any breach or conflict with any of the organizational documents of Presley or Presley Homes, any law to which they are subject, or any material contract that is material to the financial condition, results of operations, business, assets, liabilities or prospects of Presley or Presley Homes;

     - The disclosure or absence of any brokers' or finders' fees;

     - The absence of any legal proceedings that could reasonably be expected to have a material adverse effect on the ability of Presley or Presley Homes to complete the transactions contemplated by the Purchase Agreement; and

     - The lack of any intent to implement a "plant closing" or "mass lay off" under the WARN Act within 150 days of the closing date.

Indemnification and Survival of Representations

     The representations and warranties of William Lyon Homes made in the Purchase Agreement will survive for a period of one year after the closing date.

     From and after the closing date, William Lyon Homes will indemnify and hold Presley and Presley Homes harmless from any losses resulting from any breach of representation, any breach of a covenant, and any of the excluded liabilities. The indemnity liability will be reduced to the extent that the underlying loss already resulted in an adjustment to the purchase price as provided for in the Purchase Agreement. William Lyon Homes will not be obligated to indemnify Presley or Presley Homes for losses resulting from any breach of representation or covenant, unless the losses in the aggregate exceed $500,000 and in no event will William Lyon Homes be obligated to cover losses, that are not covered by insurance, in excess of $2,400,000.

     From and after the closing date, Presley and Presley Homes will indemnify and hold William Lyon Homes harmless from any losses resulting from any breach of representation, any breach of a covenant, and any of the assumed liabilities. The indemnity liability will be reduced to the extent that the underlying loss already resulted in an adjustment to the purchase price as
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

provided for in the Purchase Agreement. Presley and Presley Homes will not be obligated to indemnify William Lyon Homes for losses resulting from any breach of representation or covenant, unless the losses in the aggregate exceed $500,000 and in no event will Presley or Presley Homes be obligated to cover losses in excess of $2,400,000.

     The Lyons and William Lyon Homes agree to maintain the corporate existence of William Lyon Homes for a period of one year after closing and to maintain a tangible net worth of not less than $2.4 million dollars and for such longer period thereafter as the representations and warranties may be extended pursuant to the Purchase Agreement. Neither William Lyon nor his son have personally guaranteed the obligations of William Lyon Homes under the Purchase Agreement.

Interim Covenants

     For the period between executing the Purchase Agreement and the closing date, William Lyon Homes agrees to provide Presley Homes with reasonable access to the assets and the books and records of William Lyon Homes, to use best efforts to maintain and preserve the assets being sold to Presley Homes and to manage the assets reasonably consistent with past practices in the ordinary course of business and to cooperate in the obtaining of governmental or third party consents necessary to complete the transactions.

     For the period between executing the Purchase Agreement and the closing date, Presley and Presley Homes agree to cooperate in the obtaining of any governmental or third party consents necessary to complete the transactions, maintain and preserve the business operations of Presley Homes in accordance with past practices and use reasonable efforts to obtain financing without triggering a default under the senior notes of Presley Homes.

Conditions to the Purchase Agreement

     The conditions precedent to the obligations of Presley and Presley Homes under the Purchase Agreement are as follows:

     - The accuracy of the representations and warranties by William Lyon Homes and the performance of all covenants by William Lyon Homes and the Lyons;

     - The receipt of all required regulatory approvals and third party consents;

     - The absence of any material adverse change to the assets or assumed liabilities;

     - The receipt of a legal opinion from O'Melveny & Myers LLP, counsel for William Lyon Homes, with respect to the following:

        - The incorporation, valid existence and good standing of William Lyon Homes;

        - Due authorization, execution and delivery of the Purchase Agreement;

        - The enforceability of the Purchase Agreement against William Lyon Homes, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by general principles of equity and the possible unavailability of specific performance or injunctive relief, regardless of whether the proceeding is in law or equity;

        - No consents of California or federal authorities that the counsel has, in the exercise of customary professional diligence, recognized as applicable to transactions of the type contemplated by the Purchase Agreement for the execution and delivery of, and the performance by William Lyon Homes under, the Purchase Agreement, except for those that have been obtained; and

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

        - William Lyon Homes' execution, delivery, and performance of the Purchase Agreement does not violate its charter documents; violate, breach or result in a default under any agreement identified in good faith to counsel on a schedule; or breach or otherwise violate any judgment or decree of any California or Federal court or governmental authority binding William Lyon Homes and identified on a schedule. Counsel is not required to express any opinion as the effect of Presley or Presley Homes' performance under the Purchase Agreement on their compliance with financial covenants in any loan agreement;

     - The absence of any litigation affecting the assets or the completion of the asset purchase;

     - The issuance of acceptable policies of title insurance in favor of Presley Homes;

     - The assignment of all necessary real property documents to Presley Homes;

     - The receipt of a solvency opinion by Presley from Houlihan Lokey Howard & Zukin, financial adviser to Presley;

     - The receipt of adequate financing;

     - The absence of any default under the senior notes of Presley;

     - The determination by Presley of the absence of an "ownership change" under applicable federal income tax laws;

     - The conditions to the Series A tender offer, other than the condition relating to the asset purchase itself, shall have been satisfied or waived;

     - The approval of the stockholders of Presley of the merger between Presley and Merger Sub;

     - Each of the Series B Purchase Agreements shall be in full force and effect against the Series B Common Stockholders in accordance with their terms; and

     - The cancellation by William Lyon of all of his outstanding options to acquire 750,000 shares of Presley's Series A Common Stock.

     The conditions precedent to the obligations of William Lyon Homes under the Purchase Agreement are as follows:

     - The accuracy of the representations and warranties and the performance of all covenants by Presley and Presley Homes;

     - The receipt of all required regulatory approvals and third party consents;

     - The receipt of legal opinions from each of Irell & Manella LLP and Morris, Nichols, Arsht & Tunnell, counsel for Presley and Presley Homes, and of Nancy M. Harlan, Esq., Senior Vice President and General Counsel of Presley collectively with respect to the following:

        - The incorporation, valid existence and good standing of Presley and Presley Homes;

        - Due authorization, execution and delivery of the Purchase Agreement;

        - The enforceability of the Purchase Agreement against Presley and Presley Homes, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally and by general principles of equity and the possible unavailability of specific performance or injunctive relief, regardless of whether the proceeding is in law or equity;

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

        - No consents of California or federal authorities that the counsel has, in the exercise of customary professional diligence, recognized as applicable to transactions of the type contemplated by the Purchase Agreement for the execution and delivery of, and the performance by Presley and Presley Homes under the Purchase Agreement, except for those that have been obtained; and

        - Presley and Presley Homes' execution, delivery, and performance of the Purchase Agreement do not violate their respective charter documents; violate, breach or result in a default under any agreement identified to counsel in an officers' certificate as being material to Presley or Presley Homes; or breach or otherwise violate any judgment or decree of any California or Federal court or governmental authority binding on Presley or Presley Homes and identified in an officer's certificate. Counsel is not required to express any opinion as the effect of Presley or Presley Homes' performance under, the Purchase Agreement on their compliance with financial covenants in any loan agreement;

     - The absence of any litigation affecting the completion of the asset purchase;

     - The conditions to the Series A tender offer, other than the condition relating to the asset purchase itself, shall have been satisfied or waived;

     - The approval of the stockholders of Presley of the merger between Presley and Merger Sub;

     - The release of William Lyon Homes from its contracts and obligations assumed by Presley Homes;

     - The Series B Purchase Agreements shall continue in full force and effect and shall be enforceable against the Series B Common Stockholders in accordance with their terms, except that this condition shall be satisfied if any failure is due solely to a breach of the Series B Purchase Agreements by William Lyon Homes; and

     - The determination by William Lyon Homes and its affiliates of the absence of an "ownership change" under applicable federal income tax laws.

Escrow

     As soon as reasonably possible after the execution of the Purchase Agreement, Presley, Presley Homes and William Lyon Homes shall open an escrow with First American Title Insurance Company as escrow holder.

     Subject to the conditions in the Purchase Agreement, William Lyon Homes will deliver, and will cause each of the partnerships and limited liability companies to deliver, to the escrow holder, on or prior to the closing date, each of the following documents:

     - grant deeds conveying the real property to Presley Homes;

     - assignments of all of William Lyon Homes', the partnerships' and the limited liability companies' interests in and to any purchase agreements and other agreements;

     - two copies of the assignment of plans and warranties executed by William Lyon Homes and the partnerships and limited liability companies;

     - two copies of each bill of sale conveying the personal property and other instruments of transfer as required by law or Presley Homes;

     - two copies of any other assignments or instruments of transfer, including those required by law;

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

     - two copies of each assignment and assumption of leasehold, accompanied by all required consents, executed by William Lyon Homes and the partnerships and limited liability companies;

     - affidavits of William Lyon Homes; and

     - two copies of the assignment and assumption agreement executed by William Lyon Homes and the partnerships and limited liability companies.

     Subject to the conditions in the Purchase Agreement, Presley Homes will deliver to the escrow holder, on or prior to the closing date, each of the following items:

     - the purchase price, together with Presley Homes' share of any escrow closing costs;

     - two copies of the assignment of plans and warranties executed by Presley Homes;

     - two copies of the assignment and assumption agreement executed by Presley Homes; and

     - two copies of each assignment and assumption of leasehold executed by Presley Homes.

     Upon the close of escrow, when all funds and documents have been deposited into escrow, the escrow holder shall promptly undertake all of the following, in the following order:

     - cause the grant deeds to be recorded in the official place of records for the county in which the real property is located;

     - disburse all funds to William Lyon Homes after deducting escrow costs and all items chargeable to the account of William Lyon Homes;

     - deliver the affidavits to Presley Homes;

     - deliver one copy of each document identified above to each of William Lyon Homes and Presley Homes; and

     - cause the title policy, which the escrow holder is obligated to issue and provide to Presley Homes, to be delivered to Presley Homes.

     The escrow instructions do not contemplate any procedure to address breaches of representations, warranties or covenants, or obligations arising under the indemnification provisions in the Purchase Agreement.

Post Closing Obligations

     After the closing date, Presley Homes agrees to offer continued employment to the officers, employees and sales agents of William Lyon Homes on an "at will" basis. Presley Homes agrees for purposes of the WARN Act to consider any employee of William Lyon Homes who accepts employment with Presley Homes as an employee of Presley Homes immediately prior to the closing date. William Lyon Homes will comply with applicable COBRA requirements and those of any comparable state or local law with respect to the termination of employees in connection with the transactions contemplated by the Purchase Agreement. William Lyon Homes, the partnerships, limited liability companies, and their ERISA affiliates will continue any group health plan coverage to their employees to the extent necessary to prevent Presley Homes from being deemed a successor employer of William Lyon Homes, the partnerships, limited liability companies, or their ERISA affiliates under applicable law or regulation.

     William Lyon Homes will remain liable and indemnify and defend Presley Homes for any claims relating to homes which close escrow prior to the closing date for this transaction. Presley Homes will be liable and indemnify and defend William Lyon Homes for any claims relating to homes where no work had commenced prior to the closing date. To the extent that
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

construction has begun on any improvements prior to the closing date, or a home has been started but has not yet closed escrow, Presley Homes and William Lyon Homes will each remain liable for any claims for alleged construction defects for any work done by or for them, respectively, on the real property and each shall indemnify the other in accordance with the Purchase Agreement. The overall intent of the Purchase Agreement is to maximize insurance coverage, whether purchased for the benefit of William Lyon Homes or Presley Homes, and nothing contained in the Purchase Agreement will be construed to reduce or change coverage to the detriment of either Presley Homes or William Lyon Homes, as applicable.

     Following the closing, Presley Homes will manage and provide other services as William Lyon Homes may request with respect to certain real estate development projects identified on a schedule, regardless of the fact that such projects are excluded from the assets being purchased by Presley Homes. William Lyon Homes will reimburse Presley Homes for all costs incurred in providing these services.

     After the closing date, William Lyon Homes agrees to cooperate, and to cause the partnerships and the limited liability companies through which it owns real property to cooperate, in the transfer and delivery of the assets being purchased by Presley Homes and to maintain adequate levels of insurance coverage to protect the assets being purchased by Presley Homes.

Termination

     The Purchase Agreement may be terminated under the following circumstances:

     - By mutual consent of the parties;

     - By Presley Homes, Presley or William Lyon Homes if any governmental entity issues an order, decree or ruling which permanently restrains or otherwise prohibits the purchase of the shares pursuant to the Series A tender offer or the Series B Purchase Agreements;

     - By Presley Homes, Presley or William Lyon Homes if the closing of the asset purchase has not occurred, other than through the failure of any party seeking to terminate to comply fully with its obligations under the Purchase Agreement, on or before November 30, 1999; provided that if the closing has not occurred by that date due to delays in obtaining government approvals, then the parties agree to extend the closing date for up to an additional 30 days;

     - By Presley Homes or Presley if the Lyons fail to commence the Series A tender offer within the time set forth in the Purchase Agreement, provided that Presley Homes is not in material breach at that time;

     - By Presley Homes or Presley in connection with entering into a definitive agreement with a third party as permitted under the Purchase Agreement in respect of Presley's board of directors' fiduciary duties to Presley's stockholders, provided that Presley Homes has complied with all provisions of the Purchase Agreement;

     - By Presley Homes or Presley if William Lyon Homes shall have breached in any material respect any of its representations, warranties or agreements if the breach cannot be or has not been cured within 30 days after written notice of the breach;

     - By William Lyon Homes if due to an occurrence not involving a breach by it of its obligations under the Purchase Agreement, which makes it impossible to satisfy any of the conditions to the Series A tender offer, William Lyon and one or more of his affiliates or associates shall have failed to commence the Series A tender offer within the time specified in the Purchase Agreement;

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

     - By William Lyon Homes if, prior to the purchase of Presley's Series A Common Stock by William Lyon and one or more of his affiliates or associates pursuant to the Series A tender offer, Presley's Board of Directors shall have withdrawn, modified or changed in a manner adverse to William Lyon and one or more of his affiliates or associates its approval or recommendation of the tender offer or shall have recommended an acquisition proposal or executed an agreement relating to an acquisition proposal or similar business combination with a person or entity other than William Lyon Homes or its affiliates; or

     - By William Lyon Homes if Presley Homes or Presley shall have breached any representation, warranty or covenant in the Purchase Agreement which cannot be or has not been cured within 30 days after notice.

     If the Purchase Agreement is terminated, all further obligations of the parties shall terminate, provided that the termination will not relieve any party of any liability that it may have for breach of any representation or warranty or nonperformance of any covenant or constitute a waiver of any available remedy for breach or nonperformance.

No Solicitation

     Each of the parties to the Purchase Agreement has agreed that prior to the closing neither it nor any of its representatives will:

     - Solicit or encourage the submission of an acquisition proposal other than from a party to the Purchase Agreement; or

     - Provide any information concerning it or the assets to any other person or permit any other person to visit its premises in connection with or for the purpose of soliciting or facilitating an acquisition proposal.

In the event any other potential acquiror contacts a party to the Purchase Agreement, that party is required to inform the other parties and to inform the potential acquirer of the period of exclusive negotiations. If the board of directors of Presley or William Lyon Homes, after receiving advice from counsel, determines that a failure to act would be inconsistent with the board's fiduciary duties, they may furnish information pursuant to confidentiality agreements and participate in discussions and negotiations. A party receiving a competing acquisition proposal is required to promptly notify the other party of the proposal. If a party enters into a definitive agreement with respect to a competing proposal, that party is required to concurrently pay all fees and expenses incurred by the other party through that date in connection with the Purchase Agreement.

                      INFORMATION ABOUT WILLIAM LYON HOMES

                 SELECTED FINANCIAL DATA OF WILLIAM LYON HOMES

     The following selected consolidated financial data of William Lyon Homes has been derived from the Consolidated Financial Statements of William Lyon Homes and other available information. The summary should be read in conjunction with the William Lyon Homes Consolidated Financial Statements and the Notes thereto appearing on pages F-8 to F-20.

                                                                              SIX MONTHS
                                       YEAR ENDED DECEMBER 31,                  ENDED
                          -------------------------------------------------    JUNE 30,
                           1994      1995      1996       1997       1998        1999
                          -------   -------   -------   --------   --------   ----------
                                              (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Sales
     Homes..............  $ 7,665   $25,505   $42,480   $ 23,569   $ 67,759    $ 48,129
     Lots, land and
       other............       --        --     3,660         --         --          --
                          -------   -------   -------   --------   --------    --------
     Total sales........    7,665    25,505    46,140     23,569     67,759      48,129
  Income (loss) from
     unconsolidated
     joint ventures.....    1,865     1,770     1,275      4,183      3,649          (7)
  Income before income
     taxes..............    1,764     1,282     1,477      3,900      6,409       1,333
  Provision for income
     taxes..............       27        19        22         58         96          20
  Net income............  $ 1,737   $ 1,263   $ 1,455   $  3,842   $  6,313    $  1,313

BALANCE SHEET DATA:
  Real estate
     projects...........  $19,451   $24,970   $11,606   $ 26,958   $ 79,385    $114,376
  Total assets..........   28,833    35,113    25,442     38,963     90,440     128,265
  Notes payable.........   15,832    20,590     8,299     18,086     56,142      90,405
  Stockholders'
     equity.............   10,908    12,171    13,626     17,967     22,780      24,093

OPERATING DATA
  (including
  unconsolidated joint
  ventures):
  Number of homes sold..      261       341       468        617        389         489
  Number of homes
     closed.............      224       407       443        504        488         224
  Average sales prices
     of homes closed....  $   202   $   201   $   242   $    252   $    249    $    246

CONSOLIDATED OPERATING DATA:
  Number of homes sold..       22       129       159        174        349         447
  Number of homes
     closed.............       37       106       171        123        330         205
  Average sales prices
     of homes closed....  $   207   $   241   $   248   $    192   $    205    $    235

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                AND RESULTS OF OPERATIONS OF WILLIAM LYON HOMES

GENERAL

     William Lyon Homes designs, builds and sells single family homes in Southern and Northern California. During the year ended December 31, 1998, William Lyon Homes had sales of $67.8 million and net income of $6.3 million, on closings of 330 consolidated homes and 158 unconsolidated homes. Homes sold by William Lyon Homes are designed to appeal primarily to entry-level and first time move-up buyers, and are offered for sale in advance of their construction. The majority of homes are sold pursuant to standard sales contracts entered into prior to completion of construction. Such sales contracts are subject to certain contingencies such as the buyers ability to qualify for financing. Homes covered by such sales contracts constitute William Lyon Homes' "backlog." William Lyon Homes does not recognize revenue on homes until the sales are closed and the risks of ownership have been transferred to the buyer.

SEASONALITY

     William Lyon Homes has historically experienced significant seasonality and quarter-to-quarter variability in homebuilding activity levels. The annual operating cycle generally reflects escalating new orders in William Lyon Homes' second and third fiscal quarters. Since closings usually trail home sales by three to six months, closings typically are lowest in the first quarter of the fiscal year, and revenues from home closings usually peak in the third and fourth quarters of the fiscal year. William Lyon Homes believes that this seasonality reflects the preference of home buyers to shop for a new home in the spring, as well as the scheduling of construction to accommodate seasonal weather conditions. This trend, however, may be altered in periods of extreme fluctuations in economic conditions, such as interest rates and general consumer confidence. William Lyon Homes' operations can also be affected by inflation. All costs and expenses including land, raw materials, subcontracted labor and interest would increase in an inflationary period and, as a result, William Lyon Homes' margins could decrease unless the increased costs were recovered through higher sales prices.

RESULTS OF OPERATIONS

     Homes sold, closed and in backlog as of and for the periods presented are as follows:

                                             AS OF AND FOR YEARS    SIX MONTHS
                                             ENDED DECEMBER 31,       ENDED
                                            ---------------------    JUNE 30,
                                            1996    1997    1998       1999
                                            -----   -----   -----   ----------
Number of homes sold
  William Lyon Homes.....................     159     174     349        447
  Unconsolidated joint ventures..........     309     443      40         42
                                            -----   -----   -----     ------
                                              468     617     389        489
                                            =====   =====   =====     ======
Number of homes closed
  William Lyon Homes.....................     171     123     330        205
  Unconsolidated joint ventures..........     272     381     158         19
                                            -----   -----   -----     ------
                                              443     504     488        224
                                            =====   =====   =====     ======
Backlog of homes sold but not closed at
  end of period
  William Lyon Homes.....................      18      69      88        330
  Unconsolidated joint ventures..........      62     124       6         29
                                            -----   -----   -----     ------
                                               80     193      94        359
                                            =====   =====   =====     ======

     Homes in backlog are generally closed within three to six months. The cancellation rate of buyers who contracted to buy a home but did not close escrow was approximately 30% during 1998.

     The number of homes closed in 1998 decreased 3.2% to 488 from 504 in 1997. The backlog of homes sold as of December 31, 1998 was 94, down 51.3% from 193 units as of December 31, 1997. William Lyon Homes' inventory of completed and unsold homes as of December 31, 1998 decreased to 24 units from 27 units as of December 31, 1997.

     The decline in net new home orders, closings and backlog for 1998 as compared with 1997 is primarily the result of a decrease in available product and the timing of closings.

     Comparison of Years Ended December 31, 1998 and 1997. Total sales, which represent recorded revenues from closings, for the year ended December 31, 1998 were $67.8 million, an increase of $44.2 million, or 187.3%, from sales of $23.6 million for the year ended December 31, 1997. This increase was due primarily to a 168.3% increase in the number of consolidated homes closed to 330 in 1998 from 123 in 1997, and an increase in the average sales prices of such homes to $205,000 in 1998 from $192,000 in 1997.

     The excess of revenue from sales of homes over the related cost of sales (gross profit) increased by $8.4 million, to $11.4 million in 1998 from $3.0 million in 1997. This increase was primarily due to (1) a 168.3% increase in the number of consolidated homes closed to 330 in 1998 from 123 in 1997, (2) changes in product delivered in 1998 compared to 1997 comprised of 6 new products introduced in 1998 with average gross margins of 15.5% on 187 homes closed and
(3) an increase of average gross margins for continuing products delivered in both 1998 and 1997 to 18.6% from 13.1%. Sales and marketing expenses increased by $1.5 million, or 107.1%, to $2.9 million in 1998 from $1.4 million in 1997 primarily as a result of an increase in the number of consolidated homes closed to 330 in 1998 from 123 in 1997 and increases in advertising and sales office/model operation expenses. General and administrative expenses increased by $2.5 million to $8.2 million in 1998 from $5.7 million in 1997 primarily as a result of an increase in staffing and related compensation due to the increased volume of operations.

     Income from unconsolidated joint ventures decreased by $0.5 million to $3.7 million in 1998 from $4.2 million in 1997 primarily as a result of the decrease in the number of homes closed and the dissolution of certain joint ventures after all related homes were sold.

     Total interest incurred during 1998 increased $2.0 million to $3.1 million from $1.1 million in 1997 as a result of an increase in the average amount of outstanding debt relating to the increase in real estate inventories.

     Management fee income decreased $1.7 million from $2.8 million in 1997 to $1.1 million in 1998 primarily due to a decrease in the development activities being managed.

     Other and interest income increased $0.5 million from $1.1 million in 1997 to $1.6 million in 1998 primarily due to an increase in advisory fee income earned from unaffiliated entities.

     Comparison of Years Ended December 31, 1997 and 1996. Total home sales, which represent recorded revenues from closings, for the year ended December 31, 1997 were $23.6 million, a decrease of $18.9 million, or 80.1%, from sales of $42.5 million for the year ended December 31, 1996. This decrease was due primarily to a 28.1% decrease in the number of consolidated homes closed to 123 in 1997 from 171 in 1996, along with a decrease in the average sales prices of such homes to $192,000 in 1997 from $248,000 in 1996. Revenue from lots, land and other was $3.7 million in 1996, with no corresponding amount in the comparable period for 1997.

     The excess of revenue from sales of homes over the related cost of sales (gross profit) increased by $0.1 million, to $3.0 million in 1997 from $2.9 million in 1996. These increases were primarily due to (1) a 28.1% decrease in the number of consolidated homes closed to 123 in 1997 from 171 in 1996, and (2) changes in product delivered in 1997 compared to 1996 comprised of 2 new products introduced in 1997 with average gross margins of 19.0% on 87 homes closed, compared with 2 old products closed out in 1996 with average gross margins of 6.8% on 152 homes closed. Sales and marketing expenses decreased by $0.4 million, or 22.2%, to $1.4 million in 1997 from $1.8 million in 1996 primarily as a result of a decrease in the number of consolidated homes closed to 123 in 1997 from 171 in 1996. General and administrative expenses increased by $0.9 million, or 18.8%, to $5.7 million in 1997 from $4.8 million in 1996, primarily as the result of additional staffing and related compensation in preparation of increased volume of operations.

     Income from unconsolidated joint ventures increased by $2.9 million to $4.2 million in 1997 from $1.3 million in 1996 primarily as a result of an increase in the number of homes closed by the joint ventures to 381 in 1997 from 272 in 1996 and the related increase in joint venture earnings which increased the earnings allocated to William Lyon Homes.

     Total interest incurred during 1997 decreased $0.6 million, 35.3%, to $1.1 million from $1.7 million in 1996 primarily as a result of a decrease in the average amount of outstanding debt and a decrease in the average effective interest rate on the outstanding debt.

     Management fee income decreased $0.6 million from $3.4 million in 1996 to $2.8 million in 1997 primarily due to a decrease in the development activities being managed.

     Other and interest income increased $0.5 million from $0.6 million in 1996 to $1.1 million in 1997 primarily as the result of design center income.

     Comparison of Six Months Ended June 30, 1999 to Six Months Ended June 30, 1998. Total sales, which represent recorded revenues from closings, for the six months ended June 30, 1999 were $48.1 million, an increase of $32.5 million, or 208.3%, from sales of $15.6 million for the six months ended June 30, 1998. This increase was due primarily to a 133.0% increase in the number of consolidated homes closed to 205 during the 1999 period from 88 during the 1998 period, and an increase in the average sales prices of such homes to $235,000 in the 1999 period from $178,000 in the 1998 period.

     The excess of revenue from sales of homes over the related cost of sales (gross profit) increased by $4.8 million, to $7.6 million in the 1999 period from $2.8 million in the 1998 period. This increase was primarily due to (1) increased average sales prices, (2) changes in product delivered during the 1999 period compared to the 1998 period comprised of 7 new products introduced during the 1999 period with average gross margins of 15.6% on 155 homes closed, compared with products closed out in the 1998 period with average gross margins of 18.7% on 78 homes closed, and (3) an increase of average gross margins for continuing products delivered in both the 1999 period and the 1998 period to 17.8% from 13.8%. Sales and marketing expenses increased by $1.2 million to $2.0 million in the 1999 period from $.8 million in the 1998 period primarily as a result of an increase in the number of consolidated homes closed to 205 during the 1999 period from 88 during the 1998 period and increases in advertising and sales office/model operation expenses. General and administrative expenses increased by $0.7 million to $4.7 million in the 1999 period from $4.0 million in the 1998 period, primarily as a result of increased staffing and related compensation due to the increased volume of operations.

     Income from unconsolidated joint ventures decreased by $3.3 million in the 1999 period as a result of a decrease in the number of homes closed to 19 in 1999 from 130 in the 1998 period.

     Total interest incurred increased $2.6 million, or 260%, from $1.0 million in the 1998 period to $3.6 million in the 1999 period as a result of an increase in the average amount of outstanding debt resulting from an increase in real estate inventories.

     Management fee income decreased $0.6 million from $0.8 million in the 1998 period to $0.2 million in the 1999 period primarily due to a decrease in the development activities being managed.

     Other and interest income decreased $0.2 million from $0.5 million in 1998 to $0.3 million in 1999 primarily due to a decrease in advisory fee income earned from unaffiliated entities.

LIQUIDITY AND CAPITAL RESOURCES

     The residential real estate development business is inherently capital intensive. Significant cash expenditures are typically needed to acquire and develop land, construct homes and establish marketing programs for periods of time in advance of revenue realization. William Lyon Homes generally finances its operations with secured borrowings from commercial banks, financial institutions, and cash flow from operations.

     William Lyon Homes' financing needs depend primarily upon sales volume, asset turnover and land acquisitions. When liquidating inventory through home closings William Lyon Homes generates cash. When building inventory, William Lyon Homes uses substantial amounts of cash obtained through borrowings, cash flow from operations, and equity contributions.

     At December 31, 1998, William Lyon Homes had commitments for $167.9 million under several project specific credit facilities with commercial banks and financial institutions of which $65.4 million was outstanding. The commitment and borrowings under the credit facilities secured by liens on specific real property owned by William Lyon Homes was $156.8 million and $44.5 million, respectively, as of December 31, 1998.

     The commitment and outstanding balance of notes that were subordinated to construction financing to William Lyon Homes was $11.1 million and $8.8 million, respectively, as of December 31, 1998.

     Additionally, William Lyon Homes has an $8.0 million unsecured revolving line of credit of which $2.8 million was outstanding at December 31, 1998.

     To date, William Lyon Homes has been able to obtain acceptable land acquisition and construction financing. William Lyon Homes currently intends to continue utilizing conventional bank financing to fund land acquisitions and finance construction. Under William Lyon Homes' present credit facilities it is required to use its own cash to fund a portion of the total project and acquisition costs in order to obtain that financing.

     There can be no assurance that the impact of market conditions affecting the demand for homes or the availability of debt financing will not adversely affect William Lyon Homes' future needs for capital. However, William Lyon Homes expects that available capital resources will be sufficient to meet its normal operating requirements over the near term.

INFLATION

     Although inflation rates have been low in recent years, William Lyon Homes' revenues and profitability may be affected by increased inflation rates and other general economic conditions. In periods of high inflation, demand for William Lyon Homes' homes may be reduced by increases in mortgage interest rates. Further, William Lyon Homes' profits will be affected by its ability to recover through higher sales prices increases in the costs of land, construction, labor and administrative expenses. William Lyon Homes' ability to raise prices at such times will depend upon demand and other competitive factors.

                                 LEGAL MATTERS

     The validity of the securities being distributed hereby has been passed upon for Merger Sub by Irell & Manella LLP, Newport Beach, California. Irell & Manella LLP has also rendered an opinion to Merger Sub and Presley as to certain federal income tax consequences of the merger.

     Morris, Nichols, Arsht & Tunnell LLP has rendered an opinion to Presley and Merger Sub as to the enforceability of the transfer restrictions.

                                 OTHER MATTERS

INDEPENDENT AUDITORS

     Ernst & Young LLP were Presley's auditors for 1998 and have been appointed to serve as auditors during 1999. A representative of Ernst & Young LLP is expected to be present at the special meeting with the opportunity to make a statement if the representative desires to do so and to be available to respond to appropriate questions. In the event the merger is consummated, it is contemplated that Ernst & Young LLP will serve as the independent auditors of Merger Sub after the effective time of the merger.

STOCKHOLDER PROPOSALS

     Under the rules of the SEC, proposals by stockholders intended to be presented at the next annual meeting of Presley in 2000 must be sent in writing to the Vice President and Corporate Secretary of Presley at Presley's principal executive offices and received by December 19, 1999 to be considered for inclusion in Presley's proxy material. In addition, the proxy statement for next year's annual meeting will confer discretionary authority to the Board of Directors to vote on any stockholder proposals presented unless Presley receives notice of such stockholder proposal on or before March 2, 2000.

                                          By Order of the Board of Directors,

                                          [Foster signature]
                                          Linda L. Foster
                                          Vice President and Corporate Secretary

Dated: October 7, 1999

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
                   THE PRESLEY COMPANIES
Unaudited Pro Forma Condensed Combined Financial
  Statements................................................  F-2
  Unaudited Pro Forma Condensed Combined Balance Sheet as of
     June 30, 1999..........................................  F-3
  Unaudited Pro Forma Condensed Combined Statement of Income
     for the Year Ended December 31, 1998...................  F-4
  Unaudited Pro Forma Condensed Combined Statement of Income
     for the Six Months Ended June 30, 1999.................  F-5
  Notes to Unaudited Pro Forma Condensed Combined Financial
     Statements.............................................  F-6

                  WILLIAM LYON HOMES, INC.
Consolidated Financial Statements
  Report of Independent Auditors............................  F-8
  Consolidated Balance Sheets as of December 31, 1997 and
     1998, and June 30, 1999 (Unaudited)....................  F-9
  Consolidated Statements of Income for the Years Ended
     December 31, 1996, 1997 and 1998, and the Six Months
     Ended June 30, 1998 and 1999 (Unaudited)...............  F-10
  Consolidated Statements of Stockholders' Equity for the
     Years Ended December 31, 1996, 1997 and 1998, and the
     Six Months Ended June 30, 1999 (Unaudited).............  F-11
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1996, 1997 and 1998, and the Six Months
     Ended June 30, 1998 and 1999 (Unaudited)...............  F-12
  Notes to Consolidated Financial Statements................  F-13

                             THE PRESLEY COMPANIES

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The Board of Directors of The Presley Companies has approved the merger of Presley with and into a wholly owned subsidiary, Presley Merger Sub, Inc. which will be the surviving entity in the merger and will be renamed The Presley Companies (the "Company"). The merger will result in the recordation of Presley's assets and liabilities on the books of the Company at their historical cost basis. Accordingly, the consolidated financial position of the Company immediately following the merger will be the same as the consolidated financial position of Presley immediately prior to the merger. Presley has entered into a letter of intent with William Lyon Homes, Inc. ("WLHI") for the proposed acquisition of substantially all of the assets of WLHI for an original cash purchase price of approximately $48 million ($51 million including acquisition costs) and the assumption of substantially all of the liabilities of WLHI (the "Acquisition"). The Acquisition will be accounted for as a purchase and, accordingly, the purchase price will be allocated based on the fair value of the assets and liabilities acquired, with the excess of the purchase price over the net assets acquired reflected as goodwill to be amortized on a straight-line basis over an estimated useful life of seven years.

     The following Unaudited Pro Forma Condensed Combined Financial Statements are derived from the consolidated historical financial statements of Presley and WLHI. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 1999 and Combined Statements of Income for the year ended December 31, 1998 and the six months ended June 30, 1999 are presented as if the Acquisition had been completed on June 30, 1999 for purposes of the Combined Balance Sheet and January 1, 1998 for purposes of the Combined Statements of Income. Pro forma adjustments have been made in the accompanying statements to reflect the impact of purchase accounting and other items that Presley's management believes reasonable under the circumstances.

     The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical consolidated financial statements of Presley, including the notes thereto, incorporated by reference in this Registration Statement and the historical consolidated financial statements of WLHI, including notes thereto, included in this Registration Statement. The Unaudited Pro Forma Condensed Combined Financial Statements are presented for illustrative purposes only and do not purport to represent the Company's financial position as of June 30, 1999 or the results of operations for the year ended December 31, 1998 and the six months ended June 30, 1999 that would actually have occurred had the Acquisition been completed on the dates indicated, nor do they represent a forecast of the Company's financial position or results of operations as of any future date or any future period. Furthermore, no effect has been given in the Unaudited Pro Forma Condensed Combined Financial Statements for operating and synergistic benefits that may be realized through the combination of entities.

                             THE PRESLEY COMPANIES

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1999

                                                                  WILLIAM LYON    PRO FORMA           PRO FORMA
                                                   THE COMPANY    HOMES, INC.    ADJUSTMENTS          COMBINED
                                                   ------------   ------------   ------------       -------------
ASSETS
Cash and cash equivalents........................  $ 12,277,000   $  8,274,000                      $  20,551,000
Receivables......................................    13,601,000                  $  1,256,000(b)       14,857,000
Due from affiliates..............................                       79,000                             79,000
Real estate inventories..........................   176,522,000    114,376,000     20,655,000(a)      278,876,000
                                                                                  (32,677,000)(c)
Investments in and advances to unconsolidated
  joint ventures.................................    34,949,000      3,788,000      5,269,000(c)       44,341,000
                                                                                    1,706,000(a)
                                                                                   (1,371,000)(d)
Property and equipment, less accumulated
  depreciation...................................     2,534,000                       357,000(b)        2,891,000
Deferred loan costs..............................     2,441,000                                         2,441,000
Goodwill.........................................                                   3,000,000(a)        3,000,000
Other assets.....................................     3,908,000      1,747,000     (1,613,000)(b)       4,042,000
                                                   ------------   ------------                      -------------
                                                   $246,232,000   $128,264,000                      $ 371,078,000
                                                   ============   ============                      =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable.................................  $ 15,929,000   $ 13,716,000     (2,718,000)(b)   $  26,927,000
Accrued expenses.................................    25,825,000                     2,718,000(b)       28,543,000
Notes payable....................................    61,290,000     90,405,000     48,083,000(a)      172,370,000
                                                                                  (27,408,000)(c)
12 1/2% Senior Notes due 2001....................   120,000,000                                       120,000,000
Minority interest in consolidated joint
  ventures.......................................                       50,000                             50,000
                                                   ------------   ------------                      -------------
                                                    223,044,000    104,171,000                        347,890,000
                                                   ------------   ------------                      -------------
Stockholders' equity.............................    23,188,000     24,093,000    (22,722,000)(a)      23,188,000
                                                   ------------   ------------                      -------------
                                                                                   (1,371,000)(d)
                                                   $246,232,000   $128,264,000                      $ 371,078,000
                                                   ============   ============                      =============

                             THE PRESLEY COMPANIES

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998

                                                                WILLIAM LYON      PRO FORMA          PRO FORMA
                                                 THE COMPANY     HOMES, INC.     ADJUSTMENTS         COMBINED
                                                -------------   -------------    ------------      -------------
Sales
  Homes.......................................  $ 348,352,000   $  67,759,000                      $ 416,111,000
  Lots, land and other........................     19,930,000                                         19,930,000
                                                -------------   -------------                      -------------
                                                  368,282,000      67,759,000                        436,041,000
                                                -------------   -------------                      -------------
Operating costs
  Cost of sales - homes.......................   (297,781,000)    (56,394,000)   $ (4,965,000)(e)   (359,140,000)
  Cost of sales - lots, land and other........    (20,992,000)                                       (20,992,000)
  Sales and marketing.........................    (21,463,000)     (2,858,000)                       (24,321,000)
  General and administrative expenses.........    (15,965,000)     (8,170,000)        119,000(b)     (24,016,000)
  Amortization of goodwill....................                                       (429,000)(f)       (429,000)
                                                -------------   -------------                      -------------
                                                 (356,201,000)    (67,422,000)                      (428,898,000)
                                                -------------   -------------                      -------------
Income from unconsolidated joint ventures.....      3,499,000       3,649,000      (1,935,000)(e)      5,213,000
                                                -------------   -------------                      -------------
Operating income..............................     15,580,000       3,986,000                         12,356,000
Interest expense, net of amounts
  capitalized.................................     (9,214,000)                       (300,000)(g)     (9,514,000)
Financial advisory expenses...................     (1,286,000)                                        (1,286,000)
Other income (expense), net...................      3,225,000       2,447,000        (119,000)(b)      5,553,000
Minority interest in consolidated joint
  ventures' operations........................                        (24,000)                           (24,000)
                                                -------------   -------------                      -------------
Income before income taxes and extraordinary
  item........................................      8,305,000       6,409,000                          7,085,000
Provision for income taxes....................     (1,191,000)        (96,000)        274,000(h)      (1,013,000)
                                                -------------   -------------                      -------------
Net income (excluding extraordinary item).....  $   7,114,000   $   6,313,000                      $   6,072,000
                                                =============   =============                      =============
Basic and diluted earnings per common share
  (excluding extraordinary item)..............  $        0.14                                      $        0.58
                                                =============                                      =============
Basic and diluted average shares
  outstanding.................................     52,195,678                     (41,756,542)(i)     10,439,135
                                                =============                                      =============

                             THE PRESLEY COMPANIES

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1999

                                                                  WILLIAM LYON    PRO FORMA          PRO FORMA
                                                   THE COMPANY    HOMES, INC.    ADJUSTMENTS         COMBINED
                                                  -------------   ------------   ------------      -------------
Sales
  Homes.........................................  $ 174,056,000   $ 48,129,000                     $ 222,185,000
  Lots, land and other..........................      3,956,000                                        3,956,000
                                                  -------------   ------------                     -------------
                                                    178,012,000     48,129,000                       226,141,000
                                                  -------------   ------------                     -------------
Operating costs
  Cost of sales - homes.........................   (144,117,000)   (40,503,000)  $ (1,703,000)(e)   (186,323,000)
  Cost of sales - lots, land and other..........     (3,741,000)                                      (3,741,000)
  Sales and marketing...........................     (8,460,000)    (2,050,000)                      (10,510,000)
  General and administrative expenses...........     (7,873,000)    (4,653,000)                      (12,526,000)
  Amortization of goodwill......................                                     (214,000)(f)       (214,000)
                                                  -------------   ------------                     -------------
                                                   (164,191,000)   (47,206,000)                     (213,314,000)
                                                  -------------   ------------                     -------------
Income (loss) from unconsolidated joint
  ventures......................................      4,864,000         (7,000)         7,000(d)       4,864,000
                                                  -------------   ------------                     -------------
Operating income................................     18,685,000        916,000                        17,691,000
Interest expense, net of amounts capitalized....     (3,671,000)                     (150,000)(g)     (3,821,000)
Financial advisory expenses.....................     (1,280,000)                                      (1,280,000)
Other income (expense), net.....................      1,541,000        434,000                         1,975,000
Minority interest in consolidated joint
  ventures' operations..........................                       (17,000)                          (17,000)
                                                  -------------   ------------                     -------------
Income before income taxes and extraordinary
  item..........................................     15,275,000      1,333,000                        14,548,000
Provision for income taxes......................     (2,191,000)       (20,000)       131,000(h)      (2,080,000)
                                                  -------------   ------------                     -------------
Net income (excluding extraordinary item).......  $  13,084,000   $  1,313,000                     $  12,468,000
                                                  =============   ============                     =============
Basic and diluted earnings per common share
  (excluding extraordinary item)................  $        0.25                                    $        1.19
                                                  =============                                    =============
Basic and diluted average shares outstanding....     52,195,678                   (41,756,542)(i)     10,439,135
                                                  =============                                    =============

                             THE PRESLEY COMPANIES

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

(a) Recordation of the Acquisition using purchase accounting based upon the following adjusted cash purchase price and estimated acquisition costs which will be funded by the Company's Working Capital Facility:

   Original cash purchase price................................  $48,000,000
   Reduction to cash purchase price for the estimated fair
     value of excluded assets and liabilities (see Note (d)
     below)....................................................   (2,917,000)
                                                                 -----------
   Adjusted cash purchase price................................   45,083,000
   Estimated acquisition costs.................................    3,000,000
                                                                 -----------
   Adjusted cash purchase price and estimated acquisition
     costs.....................................................  $48,083,000
                                                                 ===========

     The step-up in net assets acquired of $22,361,000 is based on the estimated fair value of the assets acquired of $126,532,000 less liabilities assumed of $104,171,000, in accordance with Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations," as amended.

   Step-up in net real estate inventories......................  $20,655,000
   Step-up in investments in and advances to unconsolidated
     joint ventures............................................    1,706,000
                                                                 -----------
                                                                  22,361,000
   Excess of purchase price over net assets acquired
     (goodwill)................................................    3,000,000
   Equity of WLHI (after excluding historical cost of assets
     not acquired of $1,371,000 -- see Note (d) below).........   22,722,000
                                                                 -----------
   Adjusted cash purchase price and related acquisition
     costs.....................................................  $48,083,000
                                                                 ===========

(b) Reclassification of WLHI amounts to conform with the Company's presentation.

(c) Adjustment to reclassify $5,269,000 of net assets relating to certain WLHI assets ($32,677,000) and related liabilities ($27,408,000) which are purchased by Presley and simultaneously contributed to joint ventures in conjunction with the Acquisition. The net assets will be contributed to joint ventures in which the Company will not have a majority interest at their fair market value of $6,975,000, which represents a $1,706,000 step-up to their historical cost basis of $5,269,000 (see note (a) above). The $6,975,000 investment in these new joint ventures is reflected as investments in unconsolidated joint ventures using the equity method.

(d) Adjustment to exclude investments in and advances to unconsolidated joint ventures and their related income (loss) that will not be acquired (historical cost $1,371,000).

(e) Increase to cost of sales - homes and decrease in income from unconsolidated joint ventures resulting from the purchase accounting adjustment related to the step-up in net assets acquired and the additional capitalized interest related to the acquisition financing.

(f) Amortization of the excess of purchase price over net assets acquired (goodwill) on a straight-line basis over an estimated useful life of seven years.

(g) Interest related to the acquisition financing, net of amounts capitalized. The total cash purchase price and estimated acquisition cost of $48,083,000 will be financed by borrowings under the Company's Working Capital Facility which bears a variable rate of interest based on the "reference rate" of Chase Manhattan Bank plus 2% or alternatively a specified overseas base rate plus 4.44%, but not less than 8% (10.0% as of September 24, 1999). An increase in the borrowing rate on all variable rate debt (the

                             THE PRESLEY COMPANIES

                          NOTES TO UNAUDITED PRO FORMA
             CONDENSED COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

    Company and WLHI) of 0.125% would total approximately $180,000 for the year ended December 31, 1998 and $100,000 for the six months ended June 30, 1999.

(h) Pro forma effect on combined income taxes resulting from the operations of WLHI and other pro forma adjustments based on the Company's effective tax rate of 14.3% for the periods presented. The Company's effective tax rate of 14.3% has been utilized for pro forma purposes in place of the statutory tax rate because the Company's historical effective tax rate is significantly lower than the statutory tax rate due to substantial unrecognized net operating loss carryforwards which will continue to be available in future years. These net operating losses reduce Presley's effective tax rate.

(i) Reflects the merger of Presley with and into its wholly owned subsidiary, Presley Merger Sub, Inc., and the related one-for-five common stock exchange as if it occurred at the beginning of the periods presented.

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders
William Lyon Homes, Inc.

     We have audited the accompanying consolidated balance sheets of William Lyon Homes, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the management of William Lyon Homes, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of William Lyon Homes, Inc. at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/  ERNST & YOUNG LLP
                                          --------------------------------------
                                          Ernst & Young LLP

Newport Beach, California
January 29, 1999

                            WILLIAM LYON HOMES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,
                                                       --------------------------     JUNE 30,
                                                          1997           1998           1999
                                                       -----------   ------------   ------------
                                                                                    (UNAUDITED)
ASSETS
Cash and cash equivalents............................  $ 6,314,000   $  7,800,000   $  8,274,000
Due from affiliates (Note 8).........................      118,000         81,000         79,000
Real estate projects (Notes 2, 5 and 8)..............   26,958,000     79,385,000    114,376,000
Investments in and advances to unconsolidated joint
  ventures (Note 10).................................    3,975,000      1,432,000      3,788,000
Other assets, net (Note 3)...........................    1,598,000      1,742,000      1,747,000
                                                       -----------   ------------   ------------
                                                       $38,963,000   $ 90,440,000   $128,264,000
                                                       ===========   ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities (Note 4)....  $ 2,910,000   $ 11,489,000   $ 13,716,000
Notes payable secured by real estate projects (Note
  5).................................................   18,086,000     53,327,000     85,974,000
Note payable, unsecured (Note 5).....................           --      2,815,000      4,431,000
Minority interest in consolidated joint ventures.....           --         29,000         50,000
                                                       -----------   ------------   ------------
                                                        20,996,000     67,660,000    104,171,000
                                                       -----------   ------------   ------------
Commitments and contingencies (Note 6)
Stockholders' equity
  Common stock, stated value; 100,000 shares
     authorized, 1,200 issued and outstanding........      300,000        300,000        300,000
  Additional paid-in capital.........................    6,200,000      6,200,000      6,200,000
  Retained earnings..................................   11,467,000     16,280,000     17,593,000
                                                       -----------   ------------   ------------
                                                        17,967,000     22,780,000     24,093,000
                                                       -----------   ------------   ------------
                                                       $38,963,000   $ 90,440,000   $128,264,000
                                                       ===========   ============   ============

See accompanying notes to consolidated financial statements.

                            WILLIAM LYON HOMES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                 SIX MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                    JUNE 30,
                                 -----------------------------------------   -------------------------
                                    1996           1997           1998          1998          1999
                                 -----------   ------------   ------------   -----------   -----------
                                                                                    (UNAUDITED)
REVENUES
Sale of residential units......  $42,480,000   $ 23,569,000   $ 67,759,000   $15,620,000   $48,129,000
Sale of land and lots..........    3,660,000             --             --            --            --
Income (loss) from
  unconsolidated joint
  ventures.....................    1,275,000      4,183,000      3,649,000     3,261,000        (7,000)
Management fee income..........    3,437,000      2,758,000      1,061,000       759,000       209,000
Other income...................      297,000        738,000      1,323,000       358,000       176,000
Interest income................      275,000        335,000        265,000       170,000        92,000
                                 -----------   ------------   ------------   -----------   -----------
                                  51,424,000     31,583,000     74,057,000    20,168,000    48,599,000
                                 -----------   ------------   ------------   -----------   -----------
COSTS
Cost of residential units
  sold.........................   39,540,000     20,577,000     56,394,000    12,773,000    40,503,000
Cost of land and lots sold.....    3,513,000             --             --            --            --
Marketing expense..............    1,796,000      1,372,000      2,858,000       845,000     2,050,000
Management fee expense.........       33,000         64,000         69,000        26,000            --
General and administrative
  expense......................    4,802,000      5,656,000      8,170,000     4,029,000     4,653,000
Miscellaneous expenses.........      261,000         18,000        133,000       108,000        43,000
                                 -----------   ------------   ------------   -----------   -----------
                                  49,945,000     27,687,000     67,624,000    17,781,000    47,249,000
                                 -----------   ------------   ------------   -----------   -----------
MINORITY INTEREST IN
  CONSOLIDATED JOINT VENTURES'
  OPERATIONS...................        2,000         (4,000)        24,000        (1,000)       17,000
                                 -----------   ------------   ------------   -----------   -----------
INCOME BEFORE INCOME TAXES.....    1,477,000      3,900,000      6,409,000     2,388,000     1,333,000
PROVISION FOR INCOME TAXES
  (Note 7).....................       22,000         58,000         96,000        36,000        20,000
                                 -----------   ------------   ------------   -----------   -----------
NET INCOME.....................  $ 1,455,000   $  3,842,000   $  6,313,000   $ 2,352,000   $ 1,313,000
                                 ===========   ============   ============   ===========   ===========

See accompanying notes to consolidated financial statements.

                            WILLIAM LYON HOMES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                        NUMBER OF              ADDITIONAL
                                         COMMON      COMMON     PAID-IN      RETAINED
                                         SHARES      STOCK      CAPITAL      EARNINGS        TOTAL
                                        ---------   --------   ----------   -----------   -----------
BALANCE --
  December 31, 1995...................    1,200     $300,000   $5,700,000   $ 6,170,000   $12,170,000
Net income............................       --           --           --     1,455,000     1,455,000
                                          -----     --------   ----------   -----------   -----------
BALANCE --
  December 31, 1996...................    1,200      300,000    5,700,000     7,625,000    13,625,000
Contribution from stockholders........       --           --      500,000            --       500,000
Net income............................       --           --           --     3,842,000     3,842,000
                                          -----     --------   ----------   -----------   -----------
BALANCE --
  December 31, 1997...................    1,200      300,000    6,200,000    11,467,000    17,967,000
Cash dividends declared and paid......       --           --           --    (1,500,000)   (1,500,000)
Net income............................       --           --           --     6,313,000     6,313,000
                                          -----     --------   ----------   -----------   -----------
BALANCE --
  December 31, 1998...................    1,200      300,000    6,200,000    16,280,000    22,780,000
Net income (unaudited)................       --           --           --     1,313,000     1,313,000
                                          -----     --------   ----------   -----------   -----------
BALANCE --
  June 30, 1999 (unaudited)...........    1,200     $300,000   $6,200,000   $17,593,000   $24,093,000
                                          =====     ========   ==========   ===========   ===========

See accompanying notes to consolidated financial statements.

                            WILLIAM LYON HOMES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                      JUNE 30,
                                     -------------------------------------------   ---------------------------
                                         1996           1997           1998            1998           1999
                                     ------------   ------------   -------------   ------------   ------------
                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES
Net income.........................  $  1,455,000   $  3,842,000   $   6,313,000   $  2,352,000   $  1,313,000
Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities
Income (loss) from unconsolidated
  joint ventures...................     1,275,000      4,183,000       3,649,000      3,261,000         (7,000)
  Depreciation and amortization....        37,000         39,000          70,000         25,000         67,000
  (Increase) decrease in due from
     affiliates....................       (50,000)       (14,000)         37,000       (245,000)         2,000
  Decrease (increase) in real
     estate projects...............    13,365,000    (15,353,000)    (52,427,000)   (21,174,000)   (34,991,000)
  (Increase) decrease in other
     assets, net...................      (554,000)       157,000        (214,000)     1,107,000        (72,000)
  Increase (decrease) in accounts
     payable and accrued
     liabilities...................     1,174,000       (601,000)      8,579,000      3,688,000      2,227,000
  Minority interest in consolidated
     joint ventures' operations....         2,000         (4,000)         24,000         81,000         17,000
                                     ------------   ------------   -------------   ------------   ------------
Net cash provided by (used in)
  operating activities.............    16,704,000     (7,751,000)    (33,969,000)   (10,905,000)   (31,444,000)
                                     ------------   ------------   -------------   ------------   ------------
CASH FLOWS FROM INVESTING
  ACTIVITIES
Increase in investment in and
  advances to unconsolidated joint
  ventures.........................    (1,517,000)    (5,624,000)     (1,106,000)    (1,335,000)    (2,349,000)
                                     ------------   ------------   -------------   ------------   ------------
Net cash used in investing
  activities.......................    (1,517,000)    (5,624,000)     (1,106,000)    (1,335,000)    (2,349,000)
                                     ------------   ------------   -------------   ------------   ------------
CASH FLOWS FROM FINANCING
  ACTIVITIES
Minority interest contributions
  (distributions), net.............       (10,000)        (4,000)          5,000        (66,000)         4,000
Borrowings on notes payable........    29,868,000     35,511,000     106,137,000     35,786,000     85,328,000
Repayments on notes payable........   (42,160,000)   (25,723,000)    (68,081,000)   (21,162,000)   (51,065,000)
Contribution from stockholders.....            --        500,000              --             --             --
Dividends..........................            --             --      (1,500,000)    (1,500,000)            --
                                     ------------   ------------   -------------   ------------   ------------
Net cash (used in) provided by
  financing activities.............   (12,302,000)    10,284,000      36,561,000     13,058,000     34,267,000
                                     ------------   ------------   -------------   ------------   ------------
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS.................     2,885,000     (3,091,000)      1,486,000        818,000        474,000
CASH AND CASH
  EQUIVALENTS -- beginning of
  period...........................     6,520,000      9,405,000       6,314,000      6,314,000      7,800,000
                                     ------------   ------------   -------------   ------------   ------------
CASH AND CASH EQUIVALENTS -- end of
  period...........................  $  9,405,000   $  6,314,000   $   7,800,000   $  7,132,000   $  8,274,000
                                     ============   ============   =============   ============   ============

See accompanying notes to consolidated financial statements.

                            WILLIAM LYON HOMES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     William Lyon Homes, Inc. ("WLHI") was incorporated under the laws of the state of California on September 28, 1992. WLHI was formed to engage in all aspects of residential real estate development.

Principles of Consolidation

     The consolidated financial statements include the accounts of WLHI, and all majority-owned subsidiaries and joint ventures. Investments in joint ventures in which the Company has a 50% or less ownership interest are accounted for using the equity method. The accounting policies of the joint ventures are substantially the same as those of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates, and revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

     The Company defines cash equivalents as all highly liquid investments with a maturity of three months or less from the date of purchase.

Real Estate Projects

     The Company's real estate projects consist of land, development in process, substantially completed units and deposits on future projects, all at cost. All direct land costs, offsite and onsite improvements, and carrying charges are capitalized to real estate projects under active development; marketing costs are generally expensed in the period incurred land, offsite costs and all other common costs are allocated to land parcels benefited based upon relative fair values before construction. Onsite construction costs and related carrying costs (principally interest and property taxes) are allocated to individual homes within a phase based upon the relative sales value of the homes.

     The Company accounts for the real estate projects in accordance with Financial Accounting Standards Board Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("Statement No. 121"). Statement No. 121 requires impairment losses be recorded on assets to be held and used by the Company when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets (excluding interest) are less than the carrying amount of the assets. Under Statement No. 121, when an asset to be held and used by the Company is determined to be impaired, the related carrying value of the asset is adjusted to its estimated fair value. Statement No. 121 also requires that long-lived assets that are held for disposal be reported at the lower of the assets' carrying amount or fair value less costs of disposal.

     Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties; that is, other than a forced or liquidation sale. The estimation process involved in determining if assets have been impaired and in the

                            WILLIAM LYON HOMES, INC.

determination of fair value is inherently uncertain since it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic and market conditions, as well as the availability of suitable financing to fund development and construction activities. The realization of the Company's real estate projects is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from the estimated fair values as described herein.

     Management has evaluated the real estate projects and determined that no indicators of impairment are present as of December 31, 1997 and 1998, and June 30, 1999.

Depreciation and Amortization

     The Company depreciates computers and equipment (Note 3) over estimated useful lives of five years using the double-declining balance method and furniture over estimated useful lives of seven years using the double-declining balance method.

Sales and Profit Recognition

     A sale is recorded and profit recognized when a sale is consummated, the buyer's initial and continuing investments are adequate, any receivables are not subject to future subordination, and the usual risks and rewards of ownership have been transferred to the buyer in accordance with the provisions of Statement of Financial Accounting Standards No. 66 "Accounting for Sales of Real Estate." When it is determined that the earnings process is not complete, profit is deferred for recognition in future periods. As of December 31, 1997 and 1998 and June 30, 1999, there are no deferred profits.

Management Fees

     The Company provides development services to various affiliated entities and in return receives management fees. Management fees are recognized and earned, as specified in the applicable agreements, as the related homes are constructed and sold. Management fees earned from consolidated subsidiaries and joint ventures are eliminated in consolidation.

Segment Information

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("Statement No. 131"). Statement No. 131 superseded FASB Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement No. 131 establishes new standards for segment reporting which are based on the way management organizes segments within the Company for making operating decisions and assessing performance. The adoption of Statement No. 131 did not affect the results of operations or financial position of the Company.

     The Company designs, constructs and sells a wide range of homes designed to meet the specific needs of each of its markets. For internal reporting purposes, the Company is organized into two geographic home building regions. Because each of the Company's geographic home building regions has similar economic characteristics, housing products and class of prospective buyers, the geographic home building regions have been aggregated into a single home building segment.

     The Company evaluates performance and allocates resources primarily on income before income taxes of individual home building projects. All revenues are from external customers

                            WILLIAM LYON HOMES, INC.

and no revenues are generated from transactions with other segments. There were no customers that contributed 10% or more of the Company's total revenues during the periods presented.

Reclassifications

     Certain amounts contained in the consolidated financial statements for the years ended December 31, 1996 and 1997 have been reclassified to conform to the December 31, 1998 presentation.

NOTE 2 -- REAL ESTATE PROJECTS

     Real estate projects consist of the following:

                                          DECEMBER 31,
                                   --------------------------      JUNE 30,
                                      1997           1998            1999
                                   -----------    -----------    ------------
                                                                 (UNAUDITED)
Land held for development........  $15,861,000    $46,273,000    $ 50,657,000
Development in process...........    6,562,000     17,840,000      52,905,000
Substantially completed units,
  including models...............    3,236,000     10,306,000       7,671,000
Deposits on future projects......    1,299,000      4,966,000       3,143,000
                                   -----------    -----------    ------------
                                   $26,958,000    $79,385,000    $114,376,000
                                   ===========    ===========    ============

NOTE 3 -- OTHER ASSETS

     Other assets are stated at cost, net of accumulated depreciation, and consist of the following:

                                             DECEMBER 31,
                                       ------------------------     JUNE 30,
                                          1997          1998          1999
                                       ----------    ----------    -----------
                                                                   (UNAUDITED)
Computers............................  $  201,000    $  500,000    $  457,000
Equipment............................      29,000        40,000        40,000
Furniture............................          --        44,000        46,000
                                       ----------    ----------    ----------
                                          230,000       584,000       543,000
Accumulated depreciation.............    (125,000)     (196,000)     (186,000)
                                       ----------    ----------    ----------
                                          105,000       388,000       357,000
                                       ----------    ----------    ----------
Deposits.............................          --        52,000        52,000
Prepaid assets.......................      89,000       262,000        90,000
Accounts receivable..................     462,000       806,000     1,159,000
Escrow proceeds......................     942,000       234,000        89,000
                                       ----------    ----------    ----------
                                       $1,598,000    $1,742,000    $1,747,000
                                       ==========    ==========    ==========

                            WILLIAM LYON HOMES, INC.

NOTE 4 -- ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following:

                                           DECEMBER 31,
                                    --------------------------     JUNE 30,
                                       1997           1998           1999
                                    -----------    -----------    -----------
                                                                  (UNAUDITED)
Accrued interest payable..........  $    47,000    $   409,000    $   649,000
Warranty reserve..................      511,000      1,084,000        505,000
Accounts payable and other accrued
  expenses........................      859,000      3,031,000      2,551,000
Accrued construction payables.....    1,493,000      6,965,000     10,011,000
                                    -----------    -----------    -----------
                                    $ 2,910,000    $11,489,000    $13,716,000
                                    ===========    ===========    ===========

NOTE 5 -- NOTES PAYABLE

     Notes payable secured by real estate projects consist of the following:

                                            DECEMBER 31,
                                      -------------------------    JUNE 30,
                                         1997          1998          1999
                                      -----------   -----------   -----------
                                                                  (UNAUDITED)
Acquisition and development loans
  payable, secured by real estate
  projects, bearing interest at
  rates ranging from prime plus
  0.25% to 0.50%, with varying
  maturities from April 30, 1999 to
  October 1, 2002...................  $   667,000   $13,616,000   $30,892,000
Construction loans payable, secured
  by real estate projects, bearing
  interest at rates ranging from
  prime plus 0.25% to 1.00%, with
  varying maturities from January 3,
  2000 to October 1, 2002...........    6,023,000    24,394,000    37,762,000
Junior notes payable secured by real
  estate projects, bearing interest
  at rates ranging from prime plus
  1.00% to prime plus 1.75% and 19%,
  with varying maturities from
  November 30, 1999 to May 31,
  2002..............................    1,370,000     8,757,000    17,321,000
Land loan payable, secured by real
  estate project, bearing interest
  at prime, due March 26, 1999......   10,026,000     6,560,000            --
                                      -----------   -----------   -----------
                                      $18,086,000   $53,327,000   $85,974,000
                                      ===========   ===========   ===========

     At December 31, 1997 and 1998, and June 30, 1999, the carrying value of the real estate projects securing notes payable totaled $23,575,000, $73,457,000, and $109,290,000, respectively.

     Notes payable, unsecured, includes a line of credit bearing interest at prime plus 1.00% due June 7, 2000.

     During the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, the Company incurred $1,748,000, $1,056,000,
$3,076,000, $1,015,000 and $3,647,000, respectively, of interest cost, all of which was capitalized to the real estate

                            WILLIAM LYON HOMES, INC.

projects. The prime rate averaged 8.27%, 8.44%, 8.35%, 8.50% and 7.75% during the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively, and was 8.50%, 7.75% and 7.75% at December 31, 1997 and 1998, and June 30, 1999, respectively. The notes payable secured by real estate projects are generally repaid as the individual units are closed based on a predetermined formula and are extended or refinanced when necessary. At December 31, 1997 and 1998, and June 30, 1999, the loan balances approximated fair value.

NOTE 6 -- COMMITMENTS AND CONTINGENCIES

     The Company's commitments and contingencies include the usual obligations incurred by real estate developers and asset managers in the normal course of business. In the opinion of management, these matters will not have a material effect on the Company's financial position or results of operations. As of December 31, 1997 and 1998, and June 30, 1999, WLHI has guaranteed approximately $16,044,000, $63,597,000 and $91,066,000 of indebtedness.

     In some jurisdictions in which the Company develops and constructs real estate, assessment and Community Facilities District bonds are issued by government entities to finance major infrastructure improvements. As a land owner benefited by these improvements, the Company is responsible for the assessments on its land. When properties are sold, the assessments are either prepaid or the buyers assume the responsibility for the related assessments.

     Pursuant to an option agreement dated October 30, 1997 with Acacia Credit Fund 5, a limited liability company, WLHI has committed to purchase 159 lots at $39,000 per lot by November 30, 1999. As of December 31, 1998 and June 30, 1999, 76 lots and 141 lots, respectively, have been purchased under this agreement.

NOTE 7 -- INCOME TAXES

     The Company has elected to be taxed as an S corporation for federal and state income tax purposes. As an S corporation, the Company is not taxed directly other than a 1.5% state franchise tax; the stockholders are taxed on their pro rata share of the Company's taxable income. The provision for state franchise tax for the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, is reflected in the consolidated statements of income.

     Under the provisions of the Internal Revenue Code, a partnership is not subject to income taxes. Accordingly, income taxes on any income realized are the responsibility of the respective partners.

NOTE 8 -- RELATED PARTY TRANSACTIONS

     The Company purchased real estate projects for a total purchase price of $520,000 and $500,000 from The William Lyon Company ("TWLC") during the years ended December 31, 1996 and 1998, respectively. TWLC is owned approximately 93% by the majority stockholder of WLHI.

     The Company purchased a real estate project for a total purchase price of $3,710,000 from The Presley Companies during the year ended December 31, 1998. The majority stockholder of the Company is a major shareholder of The Presley Companies.

                            WILLIAM LYON HOMES, INC.

     For the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, WLHI earned management fees of $3,437,000, $2,758,000, $1,061,000, $759,000 and $209,000, respectively, for managing and selling real estate owned by various affiliated unconsolidated entities. In addition, for the year ended December 31, 1998 and the six months ended June 30, 1998 and 1999, WLHI earned fees of $160,000, $85,000 and $77,000, respectively, for other services performed for affiliates.

     For the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, the Company incurred onsite personnel costs of $2,090,000, $1,674,000, $2,842,000, $1,372,000, and $1,812,000, respectively, paid to WLHI.

     For the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, the Company incurred $244,000, $336,000, $469,000,
$228,000, and $291,000, respectively, to The William Lyon Property Management Company ("TWLPMC") related to rent on its corporate office. TWLPMC is 57% owned by the majority stockholder of WLHI.

     Amount due from affiliates is primarily for direct labor costs provided by WLHI to individual partnerships which generally are repaid monthly from cash flows of the affiliates.

NOTE 9 -- 401(K) SAVINGS PLAN

     The Company is a participant in a 401(k) defined contribution plan (the "Plan") which is sponsored by an affiliate. The Plan benefits all employees who meet certain eligibility requirements. Employees generally become eligible to participate on the first entry date (January 1 or July 1) following the date of hire. Eligible employees may contribute a percentage of their compensation to the Plan, a portion of which may be matched by the Company at its sole discretion. For the years ended December 31, 1996, 1997 and 1998, and the six months ended June 30, 1998 and 1999, the Company matched employee contributions at 2%, resulting in an expense of $69,000, $57,000, $83,000, $36,000, and
$46,000, respectively.

NOTE 10 -- INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED JOINT VENTURES

     The Company accounts for investments in joint ventures in which it has a 50% or less ownership interest using the equity method. These joint ventures were formed for the purpose of acquiring land, and developing and selling single-family residences.

     The provisions of the partnership agreements for the unconsolidated partnerships include various formulas for allocations of profits and losses and distribution of cash. Profits are generally allocated first, to the partners to recover previous net loss allocations; second, to the partners to the extent of any preferred return; the balance, to the partners in accordance with their percentage interests, as defined. Losses are generally allocated first, to the partners in the same amounts and proportions as any net income previously allocated; second, to the partners in accordance with their percentage interests until the Company's capital account is reduced to zero; third, to the outside partner until its capital account is reduced to zero; the balance is allocated to the Company.

     Distributions are generally allocated first, for payment of the outside partner's preferred return; second, for payment of the outside partner's capital contributions until its capital balance equals the balance of the Company's capital contributions plus its unpaid preferred return; the balance to the partners in accordance with their percentage interests. Preferred returns are generally calculated at rates ranging from 9.75% to 10.50%.

                            WILLIAM LYON HOMES, INC.

     Certain unconsolidated partnerships have land purchase agreements whereby the land seller is entitled to share in profits as specified in the land purchase agreements. As units are sold, these costs are expensed.

Condensed financial information regarding the Company's unconsolidated joint ventures is as follows:

                                                 AS OF DECEMBER 31,          AS OF
                                              -------------------------     JUNE 30,
                                                 1997          1998           1999
                                              -----------   -----------   ------------
                                                                          (UNAUDITED)
ASSETS
Cash and cash equivalents...................  $ 4,291,000   $   391,000   $    103,000
Real estate projects........................   31,853,000    22,611,000     32,257,000
Other assets................................    3,767,000        30,000             --
                                              -----------   -----------   ------------
                                              $39,911,000   $23,032,000   $ 32,360,000
                                              ===========   ===========   ============

LIABILITIES AND PARTNERS' EQUITY
Accounts payable and accrued liabilities....  $ 4,759,000   $ 1,834,000   $  2,492,000
Notes payable...............................   20,160,000    12,095,000     15,554,000
                                              -----------   -----------   ------------
                                              $24,919,000   $13,929,000   $ 18,046,000
                                              -----------   -----------   ------------
Partners' equity
  WLHI......................................    3,975,000     1,432,000      3,788,000
  Other partners............................   11,016,000     7,671,000     10,526,000
                                              -----------   -----------   ------------
                                               14,991,000     9,103,000     14,314,000
                                              -----------   -----------   ------------
                                              $39,910,000   $23,032,000   $ 32,360,000
                                              ===========   ===========   ============

                                                                       SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                    JUNE 30,
                        ----------------------------------------   ------------------------
                           1996           1997          1998          1998          1999
                        -----------   ------------   -----------   -----------   ----------
                                                                         (UNAUDITED)
Revenues.............   $64,902,000   $103,556,000   $54,154,000   $43,532,000   $6,960,000
                        ===========   ============   ===========   ===========   ==========
Net income:
  WLHI...............   $ 1,275,000   $  4,183,000   $ 3,649,000   $ 3,261,000   $   (7,000)
  Other partners.....     4,552,000      7,656,000     4,404,000     3,558,000      204,000
                        -----------   ------------   -----------   -----------   ----------
                        $ 5,827,000   $ 11,839,000   $ 8,053,000   $ 6,819,000   $  197,000
                        ===========   ============   ===========   ===========   ==========

NOTE 11 -- IMPACT OF YEAR 2000 (UNAUDITED)

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or normal business activities.

     The Company believes that it will not be required to modify or replace significant portions of its software and that the year 2000 issue will not pose significant operational problems for its computer systems. Ultimately, the potential impact of the year 2000 issue will depend not only on the corrective measures the Company undertakes, but also on the way in which the year

                            WILLIAM LYON HOMES, INC.

2000 issue is addressed by businesses and other entities whose financial condition or operational capability is important to the Company such as its bankers, lenders and suppliers. The Company is communicating with these parties to ensure they are aware of the year 2000 issue, to learn how they are addressing it and to evaluate any likely impact on the Company.

                                                                      APPENDIX A

                      CERTIFICATE OF OWNERSHIP AND MERGER

                                    MERGING

                             THE PRESLEY COMPANIES
                             A DELAWARE CORPORATION

                                 WITH AND INTO

                            PRESLEY MERGER SUB, INC.
                             A DELAWARE CORPORATION

     The Presley Companies, a corporation organized and existing under the laws of the State of Delaware, does hereby certify that:

     FIRST: The Presley Companies was incorporated on August 7, 1991, pursuant to the General Corporation Law of the State of Delaware (the "DGCL"), the provisions of which permit the merger of a parent corporation organized and existing under the laws of said State with and into a subsidiary corporation organized and existing under the laws of said State.

     SECOND: The Presley Companies owns one hundred percent (100%) of the outstanding shares of the common stock, $.01 par value per share, of Presley Merger Sub, Inc., a corporation incorporated on July 15, 1999, pursuant to the DGCL, and having no class of stock issued and outstanding other than said common stock.

     THIRD: The Board of Directors of The Presley Companies pursuant to a unanimous written consent dated July 15, 1999 in lieu of a meeting, determined to merge The Presley Companies with and into Presley Merger Sub, Inc., and did adopt the following resolutions:

     WHEREAS, The Presley Companies (the "Corporation") is the legal and beneficial owner of one hundred percent (100%) of the outstanding shares of common stock, $.01 par value per share ("New Presley Common Stock"), of Presley Merger Sub, Inc., a Delaware corporation ("New Presley");

     WHEREAS, the New Presley Common Stock is the only issued and outstanding class of stock of New Presley;

     WHEREAS, this Corporation desires to merge itself with and into New Presley pursuant to the provisions of Section 253 of the General Corporation Law of the State of Delaware (the "DGCL"); and

     WHEREAS, the Board of Directors of this Corporation deems it advisable and in the best interests of this Corporation to merge with and into New Presley, with New Presley as the surviving corporation.

     NOW, THEREFORE, BE IT RESOLVED, that effective upon the approval of the stockholders and the filing of an appropriate Certificate of Ownership and Merger (the "Certificate of Ownership") embodying these resolutions with the Secretary of State of Delaware, this Corporation shall merge itself with and into New Presley, with New Presley being the surviving corporation, which will assume all of the obligations of this Corporation;

     RESOLVED FURTHER, that this Corporation be merged with and into New Presley and that the merger be, and it hereby is, approved and authorized;

     RESOLVED FURTHER, that the terms and conditions of the merger are as follows:

                                   ARTICLE 1:

                                   THE MERGER

     1.1. The Merger; Effect of Merger. At the Effective Time (as defined in
Section 1.2 below), this Corporation shall be merged with and into New Presley pursuant to Section 253 of the DGCL and the separate existence of this Corporation shall cease. New Presley, as the surviving corporation, shall succeed, insofar as permitted by law, to all rights, assets, liabilities and obligations of this Corporation in accordance with the DGCL.

     1.2. Effective Time. The Effective Time shall be the time at which a duly executed copy of the Certificate of Ownership with respect to the merger is filed in the office of the Secretary of State of Delaware in accordance with the provisions of the DGCL.

     1.3. New Presley Certificate of Incorporation. The certificate of incorporation of New Presley, as in effect immediately prior to the Effective Time, shall be and remain the certificate of incorporation of New Presley, as the surviving corporation, following the Effective Time until it shall be amended as provided by law, except that at the Effective Time, the name of New Presley shall be changed to The Presley Companies.

     1.4. Bylaws. The bylaws of New Presley, as in effect immediately prior to the Effective Time, shall be and remain the bylaws of New Presley, as the surviving corporation, following the Effective Time until the same shall be altered, amended or repealed.

     1.5. New Presley's Directors and Officers. The directors and officers, respectively, of New Presley immediately prior to the Effective Time shall continue as the directors and officers, respectively, of New Presley following the Effective Time, to hold office until their successors have been duly elected and qualified in accordance with the certificate of incorporation and bylaws of New Presley as the surviving corporation.

                                   ARTICLE 2:

                              CONVERSION OF SHARES

     2.1. New Presley Common Stock. At the Effective Time, automatically by virtue of the merger and without any further action by any of the parties hereto or any other person, each five (5) shares of this Corporation's Common Stock issued and outstanding or held in the treasury of this Corporation immediately prior to the Effective Time shall be converted into the right to receive one (1) share of New Presley Common Stock upon compliance with the procedures specified in Article 3 below; provided, however, no fractional interests shall be issued by New Presley, and this Corporation shall arrange for the disposition of such fractional interests by those stockholders otherwise entitled thereto, with cash paid in lieu of fractional interests by an agent to be appointed by this Corporation. No shares of this Corporation's Common Stock shall be issued or outstanding after the Effective Time.

     2.2. New Presley Common Stock. At the Effective Time, automatically by virtue of the merger and without any further action by any of the parties hereto or any other person, each share of New Presley Common Stock issued and outstanding and held by this Corporation immediately prior to the Effective Time shall be cancelled and cease to be issued or outstanding without any payment being made in respect thereto.

     2.3. Stock Option Plans. At the Effective Time, New Presley shall assume and continue this Corporation's 1991 Stock Option Plan (the "Stock Option Plan"), be substituted as the "Company" under the terms and provisions of the Stock Option Plan and assume all rights and obligations of this Corporation under the Stock Option Plan as theretofore in effect and all stock options outstanding thereunder (the "Outstanding Options"). The Stock Option Plan and the Outstanding Options shall, pursuant to their terms, thereafter apply to shares of New Presley Common Stock in the same manner as they theretofore applied to shares of this Corporation's Common Stock, subject to adjustment for the conversion of the shares of the Corporation's Common Stock in the merger. Prior to the Effective Time, this Corporation shall take such action with respect to the Stock Option Plan as is appropriate to facilitate performance of the foregoing provisions of this Section 2.3.

                                   ARTICLE 3:

                         EXCHANGE OF STOCK CERTIFICATES

     3.1. Appointment of Exchange Agent. At or prior to the Effective Time, New Presley shall appoint a bank or trust company selected by New Presley as exchange agent ("Exchange Agent") for the purpose of facilitating the exchange of certificates representing shares of this Corporation's Common Stock ("Old Certificates") for certificates representing shares of New Presley Common Stock ("New Presley Certificates") and to act as agent to arrange for the disposition of fractional interests by those entitled thereto, and distribute such cash in lieu of fractional interests.

     3.2. Exchange of Certificates. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Old Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Presley Certificates. Upon proper surrender of an Old Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate shall be entitled to receive in exchange therefor a New Presley Certificate representing one (1) share of New Presley Common Stock for every five (5) shares represented by the surrendered Old Certificate, with cash paid in lieu of fractional interests by the Exchange Agent upon the disposition of those fractional interests.

     3.3. Restriction on Payment of Dividends and Distributions. No dividends or other distributions declared after the Effective Time with respect to New Presley Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with Section 3.2. After the surrender of an Old Certificate in accordance with Section 3.2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of New Presley Common Stock represented by such Old Certificate. Notwithstanding the foregoing, to the fullest extent permitted by law, none of New Presley, this Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of this Corporation's Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     3.4. Issuance of New Presley Certificate in a Different Name. If any New Presley Certificate is to be issued in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Old Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a New Presley Certificate in any name other than that of the registered holder of the Old Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     3.5. No Transfers of this Corporation's Common Stock after the Effective Time. After the Effective Time, there shall be no transfers on the stock transfer books of this Corporation of the shares of this Corporation's Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer, no transfer shall be effected on the stock transfer books of New Presley with respect to such shares and no New Presley Certificate shall be issued representing the shares New Presley Common Stock exchangeable for such shares of this Corporation's Common Stock unless and until such Old Certificate is delivered to the Exchange Agent together with properly completed and duly executed copies of all documents required by Section 3.2 (or such other documents as are satisfactory to New Presley and the Exchange Agent in their sole discretion).

     3.6. Lost Old Certificates. In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by New Presley, the posting by such person of a bond in such amount as New Presley may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue, in exchange for such lost, stolen, or destroyed Old Certificate, a New Presley Certificate representing the shares of New Presley Common Stock deliverable in respect of such Old Certificate.

                                   ARTICLE 4:

                              CONDITIONS TO MERGER

     4.1. Conditions to Merger. The consummation of the merger is subject to the satisfaction, or (to the extent permitted by law) waiver by this Corporation, of the following conditions prior to the Effective Time:

        4.1.1. Consents. Any consents, approvals or authorizations that this Corporation deems necessary or appropriate to be obtained in connection with the consummation of the merger shall have been obtained;

        4.1.2. Stockholder Approval. The Certificate of Ownership shall have been adopted by the holders of this Corporation's Common Stock in accordance with the DGCL;

        4.1.3. Tax Opinion. This Corporation shall have received, in form and substance satisfactory to it, an opinion from its counsel with respect to certain federal income tax effects of the merger;

        4.1.4. Closing of Purchase Agreement. The closing of the purchase and sale of certain assets of William Lyon Homes, Inc. ("WLHI") to this Corporation shall have occurred in accordance with that certain Purchase Agreement and Escrow Instructions, by and among WLHI, this Corporation and Presley Homes, a California Corporation; and

        4.1.5. Closing of Purchase of this Corporation's Common Stock. WLHI shall have purchased shares of this Corporation's Common Stock pursuant to a tender offer on a Tender Offer Statement on Schedule 14D-1 and the Series B Stock Purchase Agreement, between WLHI and certain holders of the Corporation's Series B Common Stock.

                                   ARTICLE 5:

                      AMENDMENT, DEFERRAL AND TERMINATION

     5.1. Amendment. Subject to Section 251(d) of the DGCL as incorporated by reference in Section 253 of the DGCL, the Board of Directors, may amend, modify or supplement the terms and conditions of the merger prior to the filing of Certificate of Ownership with the Secretary of State of Delaware.

     5.2. Deferral. Consummation of the merger may be deferred by the Board of Directors of this Corporation or any authorized officer of this Corporation for a reasonable period of time following the adoption of the Certificate of Ownership if said Board of Directors or authorized officer determines that such deferral would be advisable and in the best interests of this Corporation and its stockholders.

     5.3. Termination. The merger may be abandoned at any time prior to the filing of the Certificate of Ownership with the Secretary of State of Delaware, whether before or after adoption of the Certificate of Ownership by the stockholders of this Corporation, by action of the Board of Directors of this Corporation, if said Board of Directors determines that the consummation of the merger would not, for any reason, be advisable and in the best interests of this Corporation and its stockholders.

     RESOLVED FURTHER, that this resolution to merge be submitted to the stockholders of this Corporation at a special meeting to be called and held after 20 days' or more notice of the purpose thereof; and

     RESOLVED FURTHER, that the Chief Executive Officer, President or any Vice President of this Corporation be and each hereby is authorized to make and execute the Certificate of Ownership setting forth a copy of these resolutions providing for the merger of this Corporation into New Presley and the date of adoption hereof, and to cause the same to be filed with the Secretary of State and to do all acts and things, whatsoever, whether within or without the State of Delaware, which may be in any way necessary or appropriate to effect said merger.

     FOURTH: That this merger has been approved by the holders of at least a majority of the outstanding shares of stock of this Corporation at a meeting duly called and held after 20 days' notice of the purpose of the meeting mailed to each such stockholder at the stockholder's address as it appears on the records of the Corporation.

     FIFTH: That upon the effective date of the merger, Article I of the Certificate of Incorporation of Presley Merger Sub, Inc. shall be amended to read: "The name of this corporation is The Presley Companies."

     IN WITNESS WHEREOF, said Corporation has caused this Certificate to be signed by Wade H. Cable, its authorized officer, this 15th day of July, 1999.

                                          THE PRESLEY COMPANIES
                                          a Delaware corporation

                                          By:       /s/ WADE H. CABLE
                                             -----------------------------------
                                              Name: Wade H. Cable
                                              Title: Chief Executive Officer

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                                                                      APPENDIX B

                          CERTIFICATE OF INCORPORATION

                                       OF

                            PRESLEY MERGER SUB, INC.

                                   ARTICLE I.

     The name of this corporation is Presley Merger Sub, Inc.

                                  ARTICLE II.

     The address of this corporation's registered office in the State of Delaware is 30 Old Rudnick Lane, in the City of Dover, County of Kent 19901. The name of its registered agent at such address is CorpAmerica, Inc.

                                  ARTICLE III.

     The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law ("DGCL").

                                  ARTICLE IV.

     (A) The total number of shares of all classes of capital stock which this corporation shall have the authority to issue is thirty five million (35,000,000) shares, of which thirty million (30,000,000) shares shall be of the par value of $.01 per share and designated "Common Stock" and five million (5,000,000) shares shall be of the par value of $.01 per share and designated "Preferred Stock".

     (B) The Board of Directors is expressly authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, with such number of shares, such voting powers, full or limited, or without voting powers, and with such designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, and as are not stated and expressed in this Certificate of Incorporation, or any amendment thereto.

                                   ARTICLE V.

     The following provisions are inserted for the management of the business and the conduct of the affairs of the corporation, and for further definition, limitation and regulation of the powers of the corporation and of its directors and stockholders:

     (A) The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by the DGCL or by this Certificate of Incorporation or the Bylaws of the corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation.

     (B) The Board of Directors may adopt, amend or repeal the Bylaws of this corporation.

     (C) Election of directors need not be by written ballot.

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

                                  ARTICLE VI.

     The officers of the corporation shall be chosen in such a manner, shall hold their offices for such terms and shall carry out such duties as are determined solely by the Board of Directors, subject to the right of the Board of Directors to remove any officer or officers at any time with or without cause.

                                  ARTICLE VII.

     No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which such director derived an improper personal benefit. No amendment to or repeal of this Article VII shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the DGCL is amended hereafter to further eliminate or limit the personal liability of directors, the liability of a director of this corporation shall be limited or eliminated to the fullest extent permitted by the DGCL, as amended.

                                 ARTICLE VIII.

     (A) TRANSFER AND OWNERSHIP RESTRICTIONS. In order to preserve the net operating loss carryforwards (including any "net unrealized built-in loss," as defined under applicable law), capital loss carryforwards, general business credit carryforwards, alternative minimum tax credit carryforwards and other tax benefits (collectively, the "Tax Benefits") to which the corporation or any member of the corporation's "affiliated group" as that term is used in Section 1504 of the Internal Revenue Code of 1986, as amended from time to time, or any successor statute (collectively, the "Code"), is or becomes entitled prior to the Expiration Date (as hereinafter defined) pursuant to the Code and the Treasury Regulations promulgated thereunder, as amended from time to time ("Treasury Regulations") or any applicable state statute, the following restrictions shall apply until the earlier of (x) the day after the third (3rd) anniversary of the effective time of the merger of The Presley Companies with and into Presley Merger Sub, Inc. (the "Merger"), (y) the repeal of Section 382 of the Code if the Board of Directors determines that the restrictions in this
Article VIII are no longer necessary for the preservation of the Tax Benefits, and (z) the beginning of a taxable year of the corporation to which the Board of Directors determines that no Tax Benefits may be carried forward, unless the Board of Directors shall fix an earlier or later date in accordance with Section
(E) of this Article VIII. (The date on which the restrictions of this Article VIII expire hereunder is sometimes referred to herein as the "Expiration Date.")

        (1) Definitions. For purposes of this Article VIII:

             (a) "Option" shall have the meaning set forth in Treasury Regulation Section 1.382-4;

             (b) a "Person" shall mean any individual, corporation, estate, trust, association, company, partnership, joint venture, or similar organization (including the corporation), or any other entity described in Treasury Regulation Section 1.382-3(a)(1)(i);

             (c) a "Prohibited Ownership Percentage" shall mean any Stock ownership that would cause a Person or Public Group to be a "5-percent shareholder" of the corporation

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

within the meaning of Treasury Regulation Section 1.382-2T(g)(1)(i) or (ii); for this purpose, whether a Person or Public Group would be a "5-percent shareholder" shall be determined (i) without giving effect to the following provisions: Treasury Regulation Sections 1.382-2T(g)(2), 1.382-2T(g)(3), 1.382-2T(h)(2)(iii) and 1.382-2T(h)(6)(iii), (ii) by treating every Person or Public Group which owns Stock, whether directly or by attribution, as directly owning such Stock notwithstanding any further attribution of such Stock to other Persons and notwithstanding Treasury Regulation Section 1.382-2T(h)(2)(i)(A),
(iii) by substituting the term "Person" in place of "individual" in Treasury Regulation Section 1.382-2T(g)(1), (iv) by taking into account ownership of Stock at any time during the "testing period" as defined in Treasury Regulation
Section 1.382-2T(d)(1), and (v) by treating each day during the testing period as if it were a "testing date" as defined in Treasury Regulation Section 1.382-2T(a)(4)(i); in addition, for the purpose of determining whether any Person or Public Group has a Prohibited Ownership Percentage as of any date, the definition of Stock set forth in part (e) of this subparagraph (A)(1) shall be applied in lieu of the definition in Treasury Regulation Section 1.382-2T(f)(18), except that any Option shall be treated as Stock only to the extent treating it as Stock would cause an increase in ownership of Stock by such Person and such Option would be deemed exercised pursuant to Treasury Regulations effect for time to time (disregarding whether treating such Option as exercised would cause an ownership change);

             (d) a "Public Group" shall have the meaning contained in Treasury Regulation Section 1.382-2T(f)(13), excluding any "direct public group" with respect to the corporation, as that term is used in Treasury Regulation Section 1.382-2T(j)(2)(ii);

             (e) "Stock" refers to all classes of stock of the corporation, all Options to acquire stock of the corporation and all other interests that would be treated as stock in the corporation pursuant to Treasury Regulation Section 1.382-2T(f)(18)(iii), other than (i) stock described in Section 1504(a)(4) of the Code and (ii) stock that would be described in such Section 1504(a)(4) but is not so described solely because it is entitled to vote as a result of dividend arrearages;

             (f) "Transfer" shall mean any conveyance, by any means, of legal or beneficial ownership (direct or indirect) of shares of Stock, whether such means are direct or indirect, voluntary or involuntary, including, without limitation, the transfer of any ownership interest in any entity that owns (directly or indirectly) shares of Stock (and any reference in this Article VIII to a Transfer of Stock shall include any Transfer of any interest in any such entity and references to the Persons to whom Stock is Transferred shall include Persons to whom any interest in any such entity shall have been Transferred); and

             (g) "Transferee" means any Person to whom Stock is Transferred.

        (2) Prohibited Transfers. From and after the effective time of the Merger, no Person shall Transfer any Stock to any other Person to the extent that such Transfer, if effected: (a) would cause the Transferee or any Person or Public Group to have a Prohibited Ownership Percentage; (b) would increase the Stock ownership percentage (determined in accordance with Section 382 of the Code and the Treasury Regulations thereunder) of any Transferee or any Person or Public Group having a Prohibited Ownership Percentage; or (c) would create, under Treasury Regulation Section 1.382-2T(j)(3)(i), a new "public group" as that term is used in Treasury Regulation Section 1.382-2T(f)(13).

        (3) Board of Directors Consent to Certain Transfers. The Board of Directors may permit any Transfer of Stock that would otherwise be prohibited pursuant to subparagraph (A)(2) of this Article VIII if information relating to a specific proposed transaction is presented to the Board of Directors and the Board of Directors determines that, based on the facts in existence at the time of such determination, such transaction will not delay, prevent or otherwise jeopardize the corporation's full utilization of the Tax Benefits. The Board of
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

Directors may impose any conditions that it deems reasonable and appropriate in connection with such a Transfer, including without limitation, restrictions on the ability of any Transferee to Transfer Stock acquired through such Transfer; provided, however, that any such restrictions shall be consented to by such Transferee and the certificates representing such Stock shall include an appropriate legend.

        (4) Waiver of Restrictions. Notwithstanding anything herein to the contrary, the Board of Directors may waive any of the restrictions contained in subparagraph (A)(2) of this Article VIII in any instance in which the Board of Directors determines that a waiver would be in the best interests of the corporation, notwithstanding the effect of such waiver on the Tax Benefits.

     (B) PURPORTED TRANSFER IN VIOLATION OF TRANSFER RESTRICTION. Unless the approval or waiver of the Board of Directors is obtained as provided in subparagraphs (A)(3) or (A)(4) of this Article VIII, any purported Transfer of Stock in excess of the shares that could be Transferred to the Transferee without restriction under subparagraph (A)(2) of this Article VIII shall be null and void and shall not be effective to Transfer record, legal, beneficial or any other ownership of such excess shares (the "Prohibited Shares") to the purported acquiror of any form of such ownership (the "Purported Acquiror"), who shall not be entitled to any rights as a stockholder of the corporation with respect to the Prohibited Shares (including, without limitation, the right to vote or to receive dividends with respect thereto). Any purported record, beneficial, legal or other owner of Prohibited Shares shall be deemed to be a "Purported Acquiror" of such Prohibited Shares. If there is more than one Purported Acquiror with respect to certain Prohibited Shares (for example, if the Purported Acquiror of record ownership of such Prohibited Shares is not the Purported Acquiror of beneficial ownership of such Prohibited Shares), then references to "Purported Acquiror" shall include any or all of such Purported Acquirors, as appropriate. Subparagraphs (B)(1) and (B)(2) below shall apply only in the case of violations of the restrictions contained in parts (a) and (b) of subparagraph (A)(2) of this Article VIII.

        (1) Transfer of Prohibited Shares and Prohibited Distributions to
Agent. Upon demand by the corporation, the Purported Acquiror shall transfer or cause the transfer of any certificate or other evidence of purported ownership of the Prohibited Shares within the Purported Acquiror's possession or control, along with any dividends or other distributions paid by the corporation with respect to the Prohibited Shares that were received by the Purported Acquiror (the "Prohibited Distributions"), to an agent designated by the corporation (the "Agent"). The Agent shall sell in an arms-length transaction (through the New York Stock Exchange, if possible, but in any event consistent with applicable law) any Prohibited Shares transferred to the Agent by the Purported Acquiror. The proceeds of such sale shall be referred to as "Sales Proceeds." If the Purported Acquiror has sold the Prohibited Shares to an unrelated party in an arms-length transaction after purportedly acquiring them, the Purported Acquiror shall be deemed to have sold the Prohibited Shares for the Agent, and in lieu of transferring the Prohibited Shares and Prohibited Distributions to the Agent shall transfer to the Agent the Prohibited Distributions and the proceeds of such sale (the "Resale Proceeds"), except to the extent that the Agent grants written permission to the Purported Acquiror to retain a portion of the Resale Proceeds not exceeding the amount that would have been payable by the Agent to the Purported Acquiror pursuant to subparagraph (B)(2) below if the Prohibited Shares had been sold by the Agent rather than by the Purported Acquiror. Any purported Transfer of the Prohibited Shares by the Purported Acquiror other than a transfer which (a) is described in the preceding sentences of this subparagraph (B)(1) and (b) does not itself violate the provisions of this
Article VIII shall be null and void and shall not be effective to transfer any ownership of the Prohibited Shares.

        (2) Allocation of Sale Proceeds, Resale Proceeds and Prohibited Distributions. The Sale Proceeds or the Resale Proceeds, if applicable, shall be allocated to the Purported
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

Acquiror up to the following amount: (a) where applicable, the purported purchase price paid or value of consideration surrendered by the Purported Acquiror for the Prohibited Shares, or (b) where the purported Transfer of the Prohibited Shares to the Purported Acquiror was by gift, inheritance, or any similar purported Transfer, the fair market value of the Prohibited Shares at the time of such purported Transfer. Any Resale Proceeds or Sales Proceeds in excess of the Agent's expenses incurred in performing its duties hereunder and the amount allocable to the Purported Acquiror pursuant to the preceding sentence, together with any Prohibited Distributions (such excess amount and Prohibited Distributions are collectively the "Subject Amounts"), shall be paid over to an entity designated by the corporation that is described in Section 501(c)(3) of the Code. In no event shall any such Prohibited Shares or Subject Amounts inure to the benefit of the corporation or the Agent, but such amounts may be used to cover expenses incurred by the Agent in performing its duties hereunder.

        (3) Prompt Enforcement Against Purported Acquiror. Within thirty (30) business days of learning of the purported Transfer of Prohibited Shares to a Purported Acquiror or a Transfer of Stock which would cause a Person or Public Group to become a Prohibited Party (as hereinafter defined), the corporation through its Secretary shall demand that the Purported Acquiror or the Prohibited Party Group (as hereinafter defined) surrender to the Agent the certificates representing the Prohibited Shares, or any Resale Proceeds, and any Prohibited Distributions, and if such surrender is not made by the Purported Acquiror or Prohibited Party Group within thirty (30) business days from the date of such demand, the corporation shall institute legal proceedings to compel such transfer; provided, however, that nothing in this subparagraph (B)(3) shall preclude the corporation in its discretion from immediately bringing legal proceedings without a prior demand, and provided further that failure of the corporation to act within the time periods set out in this subparagraph (B)(3) shall not constitute a waiver of any right of the corporation to compel any transfer required by, or take any action permitted by, this Article VIII. Upon a determination by the Board of Directors that there has been or is threatened a purported Transfer of Prohibited Shares to a Purported Acquiror or a Transfer of Stock which would cause a Person or Public Group to become a Prohibited Party or any other violation of Section (A)of this Article VIII, the Board of Directors may authorize such additional action as it deems advisable to give effect to the provisions of this Article VIII, including, without limitation, refusing to give effect on the books of the corporation to any such purported Transfer or instituting proceedings to enjoin any such purported Transfer.

        (4) Other Remedies. In the event that the Board of Directors determines that a Person proposes to take any action in violation of subparagraph (A)(2) of this Article VIII, or in the event that the Board of Directors determines after the fact that an action has been taken in violation of subparagraph (A)(2) of this Article VIII, the Board of Directors, subject to subparagraph (B)(5) of this Article VIII, may take such action as it deems advisable to prevent or to refuse to give effect to any purported Transfer or other action which would result, or has resulted, in such violation, including, but not limited to, refusing to give effect to such purported Transfer or other action on the books of the corporation or instituting proceedings to enjoin such purported Transfer or other action. If any Person shall knowingly violate, or knowingly cause any other Person under the control of such Person ("Controlled Person") to violate, subparagraph (A)(2) of this Article VIII, then that Person and any Controlled Person shall be jointly and severally liable for, and shall pay to the corporation, such amount as well, after taking account of all taxes imposed with respect to the receipt or accrual of such amount and all costs incurred by the corporation as a result of such violation, put the corporation in the same financial position as it would have been in had such violation not occurred.

        (5) No Restriction on Settlement of Exchange Transactions. Nothing contained in this Article VIII shall preclude the settlement of any transaction involving Stock entered into through the facilities of the New York Stock Exchange, or any other national securities

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exchange. The application of the provisions and remedies described in this
Section (B) of this Article VIII shall be deemed not to so preclude any such settlement.

        (6) Modification of Remedies For Certain Indirect Transfers. In the event of any Transfer of Stock or other event which does not involve a transfer of "securities" of the corporation within the meaning of the DGCL, as amended ("Securities"), but which would cause a Person or Public Group (the "Prohibited Party") to violate a restriction provided for in part (a) or (b) of subparagraph
(A)(2) of this Article VIII, the application of subparagraphs (B)(1) and (B)(2) shall be modified as described in this subparagraph (B)(6). In such case, the Prohibited Party and/or any Person or Public Group whose ownership of the corporation's Securities is attributed to the Prohibited Party pursuant to
Section 382 of the Code and the Treasury Regulations thereunder (collectively, the "Prohibited Party Group") shall not be required to dispose of any interest which is not a Security, but shall be deemed to have disposed of, and shall be required to dispose of, sufficient Securities (which Securities shall be disposed of in the inverse order in which they were acquired by members of the Prohibited Party Group), to cause the Prohibited Party, following such disposition, not to be in violation of part (a) or (b) of subparagraph (A)(2) of this Article VIII. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Securities which are deemed to be disposed of shall be considered Prohibited Shares and shall be disposed of through the Agent as provided in subparagraphs
(B)(1) and (B)(2) of this Article VIII, except that the maximum aggregate amount payable to the Prohibited Party Group in connection with such sale shall be the fair market value of the Prohibited Shares at the time of the Prohibited Transfer.

     (C) OBLIGATION TO PROVIDE INFORMATION. The corporation may require as a condition to the registration of the Transfer of any Stock that the proposed Transferee furnish to the corporation all information reasonably requested by the corporation with respect to all the direct or indirect beneficial or legal ownership of Stock or Options to acquire Stock by the proposed Transferee and by Persons controlling, or controlled by or under common control with the proposed Transferee.

     (D) LEGENDS. All certificates issued by the corporation evidencing ownership of shares of Stock of this corporation that are subject to the restrictions on transfer and ownership contained in this Article VIII shall bear a conspicuous legend referencing the restrictions set forth in this Article VIII.

     (E) FURTHER ACTIONS. Subject to subparagraph (B)(5) of this Article VIII, nothing contained in this Article VIII shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the corporation in preserving the Tax Benefits. Without limiting the generality of the foregoing, in the event of a change in law (including applicable regulations) making one or more of the following actions necessary or desirable or in the event that the Board of Directors believes one or more of such actions is in the best interest of the corporation, the Board of Directors may (1) accelerate or extend the Expiration Date, (2) modify the definitions of any terms set forth in this Article VIII or
(3) conform any provisions of Section (A) of this Article VIII to the extent necessary to make such provisions consistent with the Code and Treasury Regulations following any changes therein; provided that the Board of Directors shall determine in writing that such acceleration, extension, change or modification is reasonably necessary or desirable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits, as the case may be, which determination may be based upon an opinion of legal counsel to the corporation and which determination shall be filed with the Secretary of the corporation and mailed by the Secretary to the stockholders of this corporation within ten (10) days after the date of any such determination. In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind Bylaws, regulations and procedures of the corporation not
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inconsistent with the express provisions of this Article VIII for purposes of determining whether any acquisition of Stock would jeopardize the corporation's ability to preserve and use the Tax Benefits, and for the orderly application, administration and implementation of the provisions of this Article VIII. Such procedures and regulations shall be kept on file with the Secretary of the corporation and with its transfer agent and shall be made available for inspection by the public and, upon request, shall be mailed to any holder of Stock. The Board of Directors of the corporation shall have the exclusive power and authority to administer this Article VIII and to exercise all rights and powers specifically granted to the Board of Directors or the corporation, or as may be necessary or advisable in the administration of this Article VIII, including without limitation, the right and power to (1) interpret the provisions of this Article VIII, and (2) make all calculations and determinations deemed necessary or advisable for the administration of this
Article VIII. All such actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the corporation, the Agent, and all other parties; provided, however, the Board of Directors may delegate all or any portion of its duties and powers under this Article VIII to a committee of the Board of Directors as it deems necessary or advisable.

     (F) BENEFITS OF THIS ARTICLE VIII. Nothing in this Article VIII shall be construed to give to any Person other than the corporation or the Agent any legal or equitable right, remedy or claim under this Article VIII. This Article VIII shall be for the sole and exclusive benefit of the corporation and the Agent.

     (G) SEVERABILITY. If any provision of this Article VIII or the application of any such provision to any Person or under any circumstance shall be held invalid, illegal, or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article VIII.

                                  ARTICLE IX.

     (A) RIGHT TO INDEMNIFICATION. Each person who was or is made a party to or is threatened to be made a party to or is involuntarily involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she is or was a director or officer of the corporation, or is or was serving (during his or her tenure as a director and/or an officer) at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such Proceeding is an alleged action or inaction in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the DGCL (or other applicable law), as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with such Proceeding. Such director or officer shall have the right to be paid by the corporation for expenses incurred in defending any such Proceeding in advance of its final disposition; provided, however, that, if the DGCL (or other applicable law) requires, the payment of such expenses in advance of the final disposition of any such Proceeding shall be made only upon receipt by the corporation of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it should be determined ultimately that he or she is not entitled to be indemnified under this Article IX or otherwise.

     (B) RIGHT OF CLAIMANT TO BRING SUIT. If a claim under paragraph A of this
Article IX is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the

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corporation to recover the unpaid amount of the claim, together with interest thereon, and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including reasonable attorneys' fees incurred in connection therewith. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL (or other applicable law) for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (or of its full Board of Directors, its directors who are not parties to the Proceeding with respect to which indemnification is claimed, its stockholders, or independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL (or other applicable law), nor an actual determination by any such person or persons that such claimant has not met such applicable standard of conduct, shall be a defense to such action or create a presumption that the claimant has not met the applicable standard of conduct.

     (C) NON-EXCLUSIVITY OF RIGHTS. The rights conferred by this Article IX shall not be exclusive of any other right which any director, officer, representative, employee or other agent may have or hereafter acquire under the DGCL or any other statute, or any provision contained in the corporation's Certificate of Incorporation or Bylaws, or any agreement, or pursuant to a vote of stockholders or disinterested directors, or otherwise.

     (D) INSURANCE AND TRUST FUND. In furtherance and not in limitation of the powers conferred by statute:

        (1) the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of law; and

        (2) the corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts providing indemnification to the fullest extent permitted by law and including as part thereof provisions with respect to any or all of the foregoing, to ensure the payment of such amount as may become necessary to effect indemnification as provided therein, or elsewhere.

     (E) INDEMNIFICATION OF EMPLOYEES AND AGENTS OF THE CORPORATION. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, including the right to be paid by the corporation the expenses incurred in defending any Proceeding in advance of its final disposition, to any employee or agent of the corporation to the fullest extent of the provisions of this Article IX or otherwise with respect to the indemnification and advancement of expenses of directors and officers of the corporation.

     (F) SURVIVAL OF RIGHTS. The rights set forth in this Article IX are contract rights and survive any change to this Article IX. Any repeal or modification of this Article IX shall not change the rights of an officer or director to indemnification with respect to any action or omission occurring prior to such repeal or modification.

                                   ARTICLE X.

     The corporation reserves the right to repeal, alter, amend, or rescind any provisions contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred on stockholders herein are granted subject to this reservation.

                                  ARTICLE XI.

     The incorporator is Stevie Pyon, whose mailing address is Irell & Manella LLP, 333 South Hope Street, Suite 3300, Los Angeles, California 90071.

     I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation under the laws of the State of Delaware do make, file and record this Certificate of Incorporation, and, accordingly, have hereto set my hand this 15th day of July, 1999.

                                          /s/ STEVIE PYON

                                          --------------------------------------
                                          Stevie Pyon, Incorporator

                                                                      APPENDIX C

  ---------------------------------------------------------------------------

                            PRESLEY MERGER SUB, INC.

                                     BYLAWS

  ---------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ARTICLE I...................................................   C-1
  SECTION 1.1 The Registered Office and Principal Executive
     Office.................................................   C-1
  SECTION 1.2 Other Offices.................................   C-1
ARTICLE II..................................................   C-1
  SECTION 2.1 Annual Meetings...............................   C-1
  SECTION 2.2 Special Meetings..............................   C-1
  SECTION 2.3 Place of Meeting..............................   C-1
  SECTION 2.4 Notice of Annual Meetings.....................   C-1
  SECTION 2.5 Notice of Special Meeting.....................   C-1
  SECTION 2.6 Voting Lists..................................   C-1
  SECTION 2.7 Persons Entitled to Vote......................   C-2
  SECTION 2.8 Record Date...................................   C-2
  SECTION 2.9 Quorum and Adjournments.......................   C-2
  SECTION 2.10 Order of Business............................   C-2
  SECTION 2.11 Proxies and Voting...........................   C-2
  SECTION 2.12 Inspectors...................................   C-3
  SECTION 2.13 Advance Notice of Stockholder Proposals......   C-3
  SECTION 2.14 Action by Written Consent....................   C-4
ARTICLE III.................................................   C-4
  SECTION 3.1 General Powers................................   C-4
  SECTION 3.2 Number and Term of Office.....................   C-4
  SECTION 3.3 Election of Directors.........................   C-4
  SECTION 3.4 Resignations..................................   C-4
  SECTION 3.5 Vacancies, etc. ..............................   C-4
ARTICLE IV..................................................   C-4
  SECTION 4.1 Place of Meetings.............................   C-4
  SECTION 4.2 Regular Meetings..............................   C-4
  SECTION 4.3 Special Meetings..............................   C-5
  SECTION 4.4 Quorum........................................   C-5
  SECTION 4.5 Meeting Participation by Conference
     Telephone..............................................   C-5
  SECTION 4.6 Informal Action...............................   C-5
  SECTION 4.7 Compensation..................................   C-5
ARTICLE V...................................................   C-5
ARTICLE VI..................................................   C-6
  SECTION 6.1 Number and Qualifications.....................   C-6
  SECTION 6.2 Election and Term of Office...................   C-6
  SECTION 6.3 Other Officers and Agents.....................   C-6
  SECTION 6.4 Removal.......................................   C-6
  SECTION 6.5 Resignations..................................   C-6
  SECTION 6.6 Chairman of the Board.........................   C-6
  SECTION 6.7 President.....................................   C-6
  SECTION 6.8 Vice President................................   C-7
  SECTION 6.9 Chief Financial Officer.......................   C-7
  SECTION 6.10 Treasurer....................................   C-7
  SECTION 6.11 Assistant Treasurer..........................   C-7
  SECTION 6.12 Secretary....................................   C-7

                                                              PAGE
                                                              ----
  SECTION 6.13 Assistant Secretary..........................   C-8
  SECTION 6.14 Salaries.....................................   C-8
ARTICLE VII.................................................   C-8
  SECTION 7.1 Certificate of Shares.........................   C-8
  SECTION 7.2 Transfer of Stock.............................   C-8
  SECTION 7.3 Lost, Stolen, Destroyed or Mutilated
     Certificates...........................................   C-8
  SECTION 7.4 Registered Stockholders.......................   C-8
  SECTION 7.5 Regulations...................................   C-9
  SECTION 7.6 Voting Securities Owned by the Corporation....   C-9
ARTICLE VIII................................................   C-9
  SECTION 8.1 Notices.......................................   C-9
  SECTION 8.2 Waiver of Notice..............................   C-9
ARTICLE IX..................................................   C-9
  SECTION 9.1 Dividends.....................................   C-9
  SECTION 9.2 Disbursements.................................   C-9
  SECTION 9.3 Corporation Seal..............................  C-10
ARTICLE X...................................................  C-10
  SECTION 10.1 Directors' Liability.........................  C-10
  SECTION 10.2 Right to Indemnification.....................  C-10
  SECTION 10.3 Right of Claimant to Bring Suit..............  C-10
  SECTION 10.4 Non-Exclusivity of Rights....................  C-11
  SECTION 10.5 Insurance and Trust Fund.....................  C-11
  SECTION 10.6 Indemnification of Employees and Agents of
               the Corporation..............................  C-11
  SECTION 10.7 Survival of Rights...........................  C-11
  SECTION 10.8 Amendment....................................  C-11
ARTICLE XI..................................................  C-12

                            PRESLEY MERGER SUB, INC.

                                     BYLAWS

                                   ARTICLE I

                                    OFFICES

     SECTION 1.1 The Registered Office and Principal Executive Office. The registered office of the Corporation in the State of Delaware shall be in the City of Dover, County of Kent, and the registered agent of the Corporation in said State shall be CorpAmerica, Inc. The principal executive office of the Corporation shall be located at 19 Corporate Plaza, Newport Beach, California, or at such other place within or without the State of California as may be fixed by the Board of Directors.

     SECTION 1.2 Other Offices. The Corporation may also maintain an office or offices at such other place or places as the Board of Directors may from time to time select.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS

     SECTION 2.1 Annual Meetings. The annual meeting of stockholders of the Corporation shall be held on such date and at such time as may be designated from time to time by the Board of Directors. At the annual meeting directors shall be elected and any other business may be transacted as may be properly brought before the meeting.

     SECTION 2.2 Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Chairman of the Board or the President and shall be called by the Secretary at the request in writing of a majority of the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting. Stockholders of the Corporation shall not have the right to request or call a special meeting of the stockholders.

     SECTION 2.3 Place of Meeting. All meetings of stockholders shall be held at such places, within or without the State of Delaware, as may from time to time be designated in the respective notices or waivers or notice thereof.

     SECTION 2.4 Notice of Annual Meetings. The Secretary or Assistant Secretary shall give written or printed notice of the annual meeting stating the place, date and hour of the meeting to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

     SECTION 2.5 Notice of Special Meeting. Upon receipt of request for a special meeting of stockholders in writing from a person or persons entitled to call any such meeting, the officer receiving such notice forthwith shall cause written notice to be given to the stockholders entitled to vote at such meeting, that a meeting will be held at the time requested by the person or persons requesting a meeting, which date shall be not less than thirty-five (35) nor more than sixty (60) days after the receipt by such officer of the request. Business conducted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

     SECTION 2.6 Voting Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified at the place where the meeting is to be held. The list shall also be produced and maintained at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder.

     SECTION 2.7 Persons Entitled to Vote. Except as otherwise provided by law, and except when a record date has been fixed, only persons in whose names shares entitled to vote stand on the stock records of the Corporation at the close of business on the business day next preceding the day on which notice is given, shall be entitled to notice of a stockholders' meeting, or to vote at such meeting.

     SECTION 2.8 Record Date. The Board of Directors may fix a time in the future as a record date for the determination of the stockholders entitled to notice of, and to vote at, any meeting of stockholders or entitled to receive any dividend or distribution, or to any change, conversion, or exchange of shares. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of the meeting or event for the purposes for which it is fixed. When a record date is so fixed, only stockholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after the record date.

     SECTION 2.9 Quorum and Adjournments. The holders of a majority of the shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for all purposes, unless or except to the extent that the presence of a larger number may be required by law or the Certificate of Incorporation of the Corporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chairman of the meeting or the holders of a majority of shares of stock who are present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented, except as indicated in the next paragraph. Except as otherwise provided by statute or in the Certificate of Incorporation of this Corporation, the affirmative vote of a majority of the shares represented at a meeting at which a quorum is present, shall be the act of the stockholders.

     When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

     SECTION 2.10 Order of Business. The order of business at each meeting of the stockholders shall be determined by the Chairman of the Board as the chairman of the meeting.

     SECTION 2.11 Proxies and Voting. At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

     Each stockholder shall have one vote for every share of stock entitled to vote which is registered in his name on the record date for the meeting, except as otherwise provided herein or required by law or the Certificate of Incorporation.

     All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law or the Certificate of Incorporation, all other matters shall be determined by a majority of the votes cast.

     SECTION 2.12 Inspectors. In advance of any meeting of the stockholders, the chairman of such meeting shall appoint at least one inspector of elections to act at the meeting and make a written report thereof. Each inspector so appointed shall first subscribe an oath on affirmation faithfully to execute the duties of an inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and
(v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

     SECTION 2.13 Advance Notice of Stockholder Proposals.

        (a) At any meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who complies with the notice procedures set forth in this Section 2.13(a). For business to be properly brought before any meeting of the stockholders by a stockholder, the stockholder must have given notice thereof in writing to the Secretary of the Corporation not less than ninety (90) days in advance of such meeting or, if later, the seventh day following the first public announcement of the date of such meeting. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;
(ii) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business; (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder; and (iv) any material interest of the stockholder in such business. In addition, the stockholder making such proposal shall promptly provide any other information reasonably requested by the Corporation. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any meeting of the stockholders except in accordance with the procedures set forth in this Section
2.13. The Chairman of any such meeting shall direct that any business not properly brought before the meeting shall not be considered.

        (b) Nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote in the election of directors. However, a stockholder may nominate a person for election as a director at a meeting only if written notice of such stockholder's intent to make such nomination has been given to the Secretary of the Corporation not later than ninety (90) days in advance of such meeting or, if later, the seventh day following the first public announcement of the date of such meeting. Each such notice shall set forth: (i) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated;
(ii) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting and nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (iv) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the United States Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (v) the consent of each nominee to serve as a director of the Corporation if so elected. In addition, the stockholder making such nomination shall promptly provide any other information reasonably requested by the Corporation. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.13(b). The Chairman of any meeting of stockholders shall direct that any nomination not made in accordance with these procedures be disregarded.

     SECTION 2.14 Action by Written Consent. Unless otherwise provided in the Certificate of Incorporation, any action which is required to be or may be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice to stockholders and without a vote if consents in writing, setting forth the action so taken, shall have been signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

                                  ARTICLE III

                               BOARD OF DIRECTORS

     SECTION 3.1 General Powers. The property, business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation.

     SECTION 3.2 Number and Term of Office. The Board of Directors shall consist of one (1) or more members. The exact number of directors shall be fixed and may be changed from time to time by resolution duly adopted by the Board of Directors or the stockholders, except as otherwise provided by law or the Certificate of Incorporation. The directors shall be elected for a term expiring at the next annual meeting or thereafter when their successors are elected and qualified.

     SECTION 3.3 Election of Directors. At each meeting of the stockholders for the purpose of election of directors at which a quorum is present, the persons, up to the number of directors to be elected thereat, receiving the greatest number of votes shall be the directors.

     SECTION 3.4 Resignations. Any director may resign at any time by giving written notice of his resignation to the Chairman of the Board or the Secretary. Any such resignation shall take effect at the time specified therein, or if the time when it shall become effective shall not be specified therein, then it shall take effect immediately upon its receipt by such Chairman of the Board or Secretary; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     SECTION 3.5 Vacancies, etc. Vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director and the directors so chosen shall hold office until the next election of directors, and until their successors shall be elected and qualified. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

                                   ARTICLE IV

                       MEETINGS OF THE BOARD OF DIRECTORS

     SECTION 4.1 Place of Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the States of Delaware and California.

     SECTION 4.2 Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw, immediately after, and at the same place, as the annual meeting of stockholders at which time the Board shall elect its officers. The Board of

Directors may provide, by resolution, the time and place, within or without the States of Delaware and California for the holding of additional regular meetings without other notice than such resolution.

     SECTION 4.3 Special Meetings. Special meetings of the Board may be called by the Chairman of the Board, the President, or a majority of directors then in office upon forty-eight (48) hours' written notice by mail before the date of the meeting or twenty-four (24) hours' notice delivered personally or by telephone, telegram, or telecopy to each director, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. Meetings may be held at any time without notice if all the directors are present or if all those not present waive such notice in accordance with Section 8.2 of these Bylaws.

     SECTION 4.4 Quorum. At all meetings of the Board, a majority of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     SECTION 4.5 Meeting Participation by Conference Telephone. Any director may participate in a meeting of the Board or of any committee thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and, participation in a meeting by such means shall constitute presence in person at such meeting.

     SECTION 4.6 Informal Action. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or of any such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

     SECTION 4.7 Compensation. The Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as a director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings if approved by a resolution adopted by a majority of the members of the Board of Directors.

                                   ARTICLE V

                            COMMITTEES OF DIRECTORS

     The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any committee, to the extent allowed by law and provided in the bylaw or resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

                                   ARTICLE VI

                                    OFFICERS

     SECTION 6.1 Number and Qualifications. The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chairman of the Board, a President, a Secretary, and a Chief Financial Officer or a Treasurer or both. The Board of Directors may also choose a Vice Chairman, one or more Senior Vice Presidents, and one or more Assistant Secretaries and Assistant Treasurers, each of whom shall hold office for such term and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide.

     SECTION 6.2 Election and Term of Office. The principal officers of the Corporation shall be chosen annually by the Board. Each principal officer shall hold office until his successor shall have been duly chosen and shall qualify or until his earlier death or his earlier resignation or removal in the manner hereinafter provided.

     SECTION 6.3 Other Officers and Agents. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

     SECTION 6.4 Removal. Any officer of the Corporation may be removed, either with or without cause, at any time, by resolution adopted by a majority of the whole Board or by any committee of officers upon whom such power of removal may be conferred by the Board.

     SECTION 6.5 Resignations. Any officer of the Corporation may resign at any time by giving written notice of his resignation to the Board or the Chairman of the Board or the Secretary. Any such resignation shall take effect at the time specified therein, or if the time when it shall become effective shall not be specified therein, then it shall take effect immediately upon its receipt by the Board or the Chairman of the Board or Secretary; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     SECTION 6.6 Chairman of the Board. The Chairman of the Board shall, if present, preside at all meetings of the stockholders and of the Board of Directors. He may sign bonds, mortgages, certificates for shares and all other contracts and documents whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation. He shall have general powers of supervision and shall be the final arbiter of all differences between officers of the Corporation and his decision as to any matter affecting the Corporation shall be final and binding between the officers of the Corporation subject only to actions of the Board of Directors. He may also delegate such of his duties to the President or such other officers as the Chairman of the Board from time to time deems appropriate.

     SECTION 6.7 President. The President shall be the Chief Executive Officer of the Corporation and shall in general supervise and control all of the business and affairs of the

Corporation. He shall attend all meetings of the stockholders and of the Board of Directors and shall see that orders and resolutions of the Board of Directors are carried into effect. The President shall have and exercise such further powers and duties as may be specifically delegated to or vested in the President from time to time by these Bylaws, the Chairman of the Board or the Board of Directors. In the absence of the Chairman of the Board or in the event of his inability or refusal to act, or if the Board has not designated a Chairman, the President shall perform the duties of the Chairman of the Board, and when so acting, shall have all of the powers and be subject to all of the restrictions upon the Chairman of the Board. The President shall, at all times, have concurrent power with the Chairman of the Board to sign bonds, mortgages, certificates for shares and other contracts and documents whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the Board of Directors, or by these Bylaws to some other officer or agent of the Corporation.

     SECTION 6.8 Vice President. In the absence of the President or in the event of his inability or refusal to act, the Vice President (or in the event there be more than one vice president, the vice presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The vice presidents shall perform such other duties and have such other powers as the Board of Directors, the Chairman of the Board, or the President may from time to time prescribe.

     SECTION 6.9 Chief Financial Officer. The Chief Financial Officer shall have general supervision, direction and control of the financial affairs of the Corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. In the absence of a named Treasurer, the Chief Financial Officer shall also have the powers and duties of the Treasurer as hereinafter set forth and shall be authorized and empowered to sign as Treasurer in any case where such officer's signature is required.

     SECTION 6.10 Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chairman of the Board and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the Corporation.

     SECTION 6.11 Assistant Treasurer. The Assistant Treasurer shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as the Chairman of the Board or the Board of Directors may from time to time prescribe or perform such duties of the Treasurer as the Treasurer of this Corporation may delegate from time to time.

     SECTION 6.12 Secretary. The Secretary (or Assistant Secretary if appropriately delegated) shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book for that purpose and shall perform like duties for the standing committee when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer. He shall have custody of the corporate seal of the Corporation, and he, or an Assistant Secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his

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signature or such Assistant Secretary. The Chairman of the Board or the Board of
Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

     SECTION 6.13 Assistant Secretary. The Assistant Secretary, shall, in the absence of the Secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Chairman of the Board or the Board of Directors, or the Secretary may from time to time prescribe.

     SECTION 6.14 Salaries. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

                                  ARTICLE VII

                                     STOCK

     SECTION 7.1 Certificate of Shares. Every owner of shares in this Corporation shall be entitled to have a certificate in such form, not inconsistent with the Certificate of Incorporation or any law, as shall be prescribed by the Board of Directors, certifying the number of shares, and class or series, owned by him in the Corporation. Every certificate for shares shall be signed by the Chairman of the Board or the President and the Secretary or an Assistant Secretary. Subject to the restrictions provided by law, signatures may be facsimile and shall be effective irrespective of whether any person whose signature appears on the certificates shall have ceased to be such officer before the certificate is delivered by the Corporation. Such certificate issued shall bear all statements or legends required by law to be affixed thereto.

     SECTION 7.2 Transfer of Stock. Stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

     SECTION 7.3 Lost, Stolen, Destroyed or Mutilated Certificates. The holder of any shares of the Corporation shall immediately notify the Corporation of any loss, theft, destruction or mutilation of the certificates therefor. The Board of Directors shall direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, or upon the surrender of any mutilated certificate, upon the making of an affidavit of that fact by the person claiming the same, if the Corporation shall not theretofore have received notice that the certificate alleged to have been lost, destroyed or stolen has been acquired by a bona fide purchaser thereof. The Board of Directors may, in its discretion, require the owner of the lost, stolen, or destroyed certificate or his legal representatives to give the Corporation a bond in such sum, limited or unlimited, in such form and with such surety or sureties as the Board of Directors shall, in its uncontrolled discretion, determine, to indemnify the Corporation against any claim that may be made against it on account of alleged loss, theft or destruction of any such certificate or the issuance of such new certificates.

     SECTION 7.4 Registered Stockholders. Except as otherwise provided by law, the Corporation shall be entitled to recognize as the exclusive owner of shares of the Corporation for all purposes as regards the Corporation, the person in whose name the shares stand registered on its books as the owner and such person exclusively shall be entitled to receive dividends and to vote as such owner. To the extent permissible under law, the Corporation shall be entitled to hold liable for calls and assessments a person registered on its books as the owner of the shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any person, whether or not it shall have express or other notice thereof.

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     SECTION 7.5 Regulations. The Board of Directors shall have power and authority to make all such rules and regulations not inconsistent with law or with the Certificate of Incorporation as may be deemed expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation, and may appoint transfer agents, transfer clerks and registrars thereof.

     SECTION 7.6 Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, the President, any Vice President or the Secretary and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, form time to time confer like powers upon any other person or persons.

                                  ARTICLE VIII

                                    NOTICES

     SECTION 8.1 Notices. Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person's address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable and such notice shall be deemed to be given at the time of receipt thereof if given personally at the time of transmission thereof if given by telegram, telex or cable.

     SECTION 8.2 Waiver of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these Bylaws to be given to any director, member or a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     SECTION 9.1 Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting or by any Committee of the Board of Directors having such authority at any meeting thereof, and may be paid in cash, in property, in shares of the capital stock or in any combination thereof. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

     SECTION 9.2 Disbursements. All notes, checks, drafts and orders for the payment of money issued by the Corporation shall be signed in the name of the Corporation by such officers or such other persons as the Board of Directors may from time to time designate.

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     SECTION 9.3  Corporation Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                   ARTICLE X

                    DIRECTORS' LIABILITY AND INDEMNIFICATION

     SECTION 10.1 Directors' Liability. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which such director derived an improper personal benefit. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the Delaware General Corporation Law is amended hereafter to further eliminate or limit the personal liability of directors, the liability of a director of this corporation shall be limited or eliminated to the fullest extent permitted by the Delaware General Corporation Law, as amended.

     SECTION 10.2 Right to Indemnification. Each person who was or is made a party to or is threatened to be made a party to or is involuntarily involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving (during his or her tenure as a director and/or an officer) at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such Proceeding is an alleged action or inaction in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law (or other applicable law), as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with such Proceeding. Such director or officer shall have the right to be paid by the Corporation for expenses incurred in defending any such Proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law (or other applicable law) requires, the payment of such expenses in advance of the final disposition of any such Proceeding shall be made only upon receipt by the Corporation of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it should be determined ultimately that he or she is not entitled to be indemnified under this Article or otherwise.

     SECTION 10.3  Right of Claimant to Bring Suit. If a claim under Section
10.2 of this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, together with interest thereon, and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including reasonable attorneys' fees incurred in connection therewith. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law (or other applicable law) for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (or of its full Board of Directors, its directors who are not parties to the Proceeding with respect to which indemnification is claimed, its stockholders, or independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law (or other applicable law), nor an actual determination by any such person or persons that such claimant has not met such applicable standard of conduct, shall be a defense to such action or create a presumption that the claimant has not met the applicable standard of conduct.

     SECTION 10.4 Non-Exclusivity of Rights. The rights conferred by this Article shall not be exclusive of any other right which any director, officer, representative, employee or other agent may have or hereafter acquire under the Delaware General Corporation Law or any other statute, or any provision contained in the Corporation's Certificate of Incorporation or Bylaws, or any agreement, or pursuant to a vote of stockholders or disinterested directors, or otherwise.

     SECTION 10.5 Insurance and Trust Fund. In furtherance and not in limitation of the powers conferred by statute:

        (1) the Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of law; and

        (2) the Corporation may create a trust fund, grant a security interest and/or use other means (including, without limitation, letters of credit, surety bonds and/or other similar arrangements), as well as enter into contracts providing indemnification to the fullest extent permitted by law and including as part thereof provisions with respect to any or all of the foregoing, to ensure the payment of such amount as may become necessary to effect indemnification as provided therein, or elsewhere.

     SECTION 10.6  Indemnification of Employees and Agents of the
Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, including the right to be paid by the Corporation the expenses incurred in defending any Proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article X or otherwise with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

     SECTION 10.7 Survival of Rights. The rights set forth in this Article X are contract rights and survive any change to this Article X. Any repeal or modification of this Article X shall not change the rights of an officer or director to indemnification with respect to any action or omission occurring prior to such repeal or modification.

     SECTION 10.8 Amendment. This Article X is also contained in Articles VII and IX of the Corporation's Certificate of Incorporation, and accordingly, may be altered, amended or repealed only to the extent and at the time the comparable Certificate Article is altered, amended or repealed. Any repeal or modification of this Article X shall not change the rights of an officer or director to indemnification with respect to any action or omission occurring prior to such repeal or modification.

                                      C-11
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                                   ARTICLE XI

                                   AMENDMENTS

     Except as otherwise specifically stated within an Article to be altered, amended or repealed, these Bylaws may be altered, amended or repealed and new Bylaws may be adopted at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting.

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                                                                   APPENDIX D

 [WARBURG DILLON READ LOGO]

                               September 16, 1999

Special Committee of the Board of Directors
The Presley Companies
19 Corporate Plaza
Newport Beach, California 92660

Dear Members of the Special Committee:

     We understand that The Presley Companies, a Delaware corporation ("Presley"), is considering a transaction whereby (i) Presley Homes, a California corporation and a wholly-owned subsidiary of Presley (the "Buyer"), will purchase (the "Acquisition") substantially all of the real estate assets and certain other assets relating thereto (the "Acquired Assets") of William Lyon Homes, Inc., a California corporation (the "Seller"), and of certain partnerships (the "Partnerships") as identified in the Acquisition Agreement (as defined below) for consideration (the "Asset Purchase Consideration") of (a) $48.0 million (subject to adjustment as provided in the Acquisition Agreement) in cash and (b) the assumption by the Buyer of substantially all of the liabilities of the Seller and the Partnerships relating to the Acquired Assets (the "Assumed Liabilities"), (ii) William Lyon and William H. Lyon (together, the "Lyons") will make a cash tender offer (the "Series A Offer") to acquire up to 10,678,792 shares (subject to adjustment as provided in the Acquisition Agreement) of Series A Common Stock of Presley for a cash purchase price of $0.655 per share, (iii) Seller will purchase an aggregate of 9,434,813 shares (subject to adjustment as provided in the Acquisition Agreement) of Series B Common Stock of Presley for a cash purchase price of $0.655 per share pursuant to those certain Stock Purchase and Sale Agreements dated as of July 6, 1999 (collectively, the "Selling Series B Purchase Agreements") with each of GS Credit Partners, L.P., ING (U.S.) Capital, L.L.C. and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust (collectively, the "Selling Series B Stockholders"), and (iv) Presley will merge with and into one of its wholly-owned subsidiaries (the "Surviving Corporation"), in accordance with the terms set forth in the Acquisition Agreement (the "Merger"), which Merger will result in the implementation of certain transfer restrictions to reduce the risk of an ownership change for purposes of preserving Presley's tax net operating losses. The transactions set forth in clauses (i) through (iv) above are collectively referred to herein as the "Transactions." The terms and conditions of the Acquisition, the Series A Offer and the Merger are more fully set forth in the Purchase Agreement and Escrow Instructions (the "Acquisition Agreement") proposed to be entered into by and among the Seller, the Lyons, the Buyer and Presley.

     After consummation of the Transactions, the holders of the Series A Common Stock will receive one share of Surviving Corporation Common Stock for each five shares of Series A Common Stock and, to the extent any such holder of Series A Common Stock (other than the Lyons and the Selling Series B Stockholders (the "Contractually Non-Tendering Holders")) tenders shares of Series A Common Stock in the Series A Offer, cash for such shares, subject to the pro ration provisions of the Series A Offer (the shares of Surviving Corporation Common Stock and/or cash that may be received by each such holder of Series A Common Stock (other than the Contractually Non-Tendering Holders) after giving effect to the

Transactions is referred to herein as the "Transaction Consideration"). You have informed us that the Seller is an entity controlled by William Lyon, the Chairman of the Board of Presley.

     You have requested our opinion as to the fairness, from a financial point of view, of the Transaction Consideration to be received by the holders of Series A Common Stock (other than the Contractually Non-Tendering Holders) after giving effect to the Transactions.

     For purposes of our opinion as expressed herein, we have assumed, with your consent, that (i) the Asset Purchase Consideration is fair to Presley and Buyer from a financial point of view, (ii) the consummation of the Transactions will not restrict or adversely affect the utilization by Presley of its tax net operating losses and (iii) after giving effect to the Transactions, the Common Stock of the Surviving Corporation will remain eligible for listing on the New York Stock Exchange.

     Warburg Dillon Read LLC ("WDR") has acted as financial advisor to the Special Committee of the Board of Directors of Presley in connection with the Transactions and will receive a fee upon the consummation thereof. In the ordinary course of business, WDR, its successors and affiliates may trade securities of Presley for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In connection with our engagement as financial advisor, at your direction, we contacted a number of third parties regarding their interest in making proposals for potential business combinations involving Presley, and held discussions with certain of these parties prior to the date hereof.

     Our opinion does not address Presley's underlying business decision to effect the Transactions or constitute a recommendation to any stockholder of Presley as to how such stockholder should vote with respect to the Merger or as to whether any stockholder should tender shares of Series A Common Stock in the Series A Offer. With your consent, we have not been asked to, nor do we, offer any opinion as to the material terms of the Selling Series B Purchase Agreements or, except as provided herein, the Acquisition Agreement or the form of any of the Transactions. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Acquisition Agreement will not differ in any material respect from the draft that we have examined, that each party to the Selling Series B Purchase Agreements and the Acquisition Agreement complies in all material respects with its respective obligations thereunder, that the transactions contemplated by the Selling Series B Purchase Agreements and the Acquisition Agreement will be consummated in accordance with the respective terms thereof, with no modification or waiver of any material term or condition thereunder (including the conditions to the Series A Offer) and that consummation of the Transactions in the manner contemplated by the Selling Series B Purchase Agreements and the Acquisition Agreement complies with all applicable laws. In rendering this opinion, we are not rendering any opinion as to the trading price of the common stock of Surviving Corporation following the Transactions.

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to Presley, (ii) reviewed certain internal financial information and other data provided to us by Presley and Seller that is not publicly available relating to the business and financial prospects of Presley and the Acquired Assets and Partnerships, including estimates and financial projections prepared by the management of Presley and the Seller, (iii) conducted discussions with members of the senior management of Presley and the Seller, (iv) reviewed publicly available financial and stock market data with respect to certain other companies in lines of business we believe to be generally comparable to those of Presley (the "Comparables"), (v) considered certain pro forma effects of the Transactions on Presley's financial statements, (vi) reviewed the historical market prices and trading volumes of the Series A Common Stock and the common stocks of the Comparables, (vii) reviewed the Selling Series B Purchase Agreements and drafts of the

Acquisition Agreement and other ancillary documents, (viii) considered the results of solicitations of interest from and discussions with third parties regarding potential business combinations involving Presley and (ix) conducted such other financial studies, analyses and investigations, and considered such other information as we deemed necessary or appropriate.

     In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the foregoing information reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Presley, the Acquired Assets or the Partnerships. With respect to the financial projections referred to above, we have assumed, with your consent, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Presley and the Seller, as applicable, as to the future financial performance of Presley and the Acquired Assets and Partnerships. Further, our opinion is based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction Consideration to be received by the holders of Series A Common Stock (other than the Contractually Non-Tendering Holders), after giving effect to the Transactions, is fair to the holders of Series A Common Stock (other than the Contractually Non-Tendering Holders) from a financial point of view.

                                          Very truly yours,

                                          Warburg Dillon Read LLC

                                                                      APPENDIX E

                              HOULIHAN LETTERHEAD
September 16, 1999

To the Special Committee of the Board of Directors of
  The Presley Companies
19 Corporate Plaza
Newport Beach, CA 92660
Dear Special Committee Members:

     We understand that The Presley Companies, a Delaware Corporation (the "Company"), and Presley Homes, a California Corporation ("Buyer") and a wholly owned subsidiary of the Company, are considering entering into a purchase agreement and escrow instructions (substantially in the form of the draft dated September 7, 1999 and hereinafter referred to as the "Purchase Agreement") with William Lyon Homes, Inc. ("Lyon"), which would provide for the acquisition by the Company of substantially all of the assets of Lyon for a cash purchase price of $48 million, as adjusted pursuant to the Purchase Agreement, and the assumption of substantially all of the liabilities of Lyon (the "Consideration", and collectively, the "Transaction"). It is our understanding that the Company has formed a Special Committee comprised of independent directors of the Company's Board of Directors (the "Committee") to consider certain matters relating to the Transaction.

     The Committee has requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

     In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

          1. reviewed the Company's annual reports on Form 10-K for the fiscal years ended December 31, 1998 and quarterly reports on Form 10-Q for the quarter ended June 30, 1999;

          2. reviewed the Indenture Agreement governing the Company's 12.5% Senior Notes;

          3. reviewed the Preliminary Proxy Statement Schedule 14A Information (Amendment No. 1);

          4. met with the Company's and Lyon's senior management to discuss the Transaction, the operations, financial condition, future prospects and performance of the Company and Lyon;

          5. reviewed the Letter of Intent, dated May 3, 1999, between the Company and Lyon, as amended on July 15, 1999;

          6. reviewed the Purchase Agreement between the Company and Lyon;

          7. reviewed the specific project status and business plans for Lyon's assets with the management of Lyon;

The Special Committee Members of
The Presley Companies
September 16, 1999
Page  2

          8. reviewed Lyon's audited financial statements for the two years ended December 31, 1998 and December 31, 1997, respectively;

          9. reviewed Lyon's forecasted business plan for the three years ended December 31, 2001;

          10. reviewed the February 17, 1999 Property Information Binders prepared by management of Lyon, which includes property descriptions and historical and projected sales pricing and absorption figures for each of Lyon's projects;

          11. reviewed the Lyon materials summarizing current operations, organizational structure, the management team and historical overview;

          12. reviewed representative market data and economic analysis for the Orange County markets as provided by Lyon and other third party market research organizations;

          13. reviewed the individual cash flow projections for each of the Lyon assets and the resulting net present value calculations prepared by the Company;

          14. reviewed the appraisal reports of Lyon's real estate assets prepared by a nationally-recognized real estate appraisal firm;

          15. reviewed publicly available information on companies we deemed comparable to Lyon; and

          16. conducted such other studies analyses, studies and investigations as we deemed appropriate under the circumstances for rendering the opinion expressed herein.

Except as expressly set forth above, we were not provided and did not review any documentation, preliminary or otherwise, regarding the valuation of the individual assets of Lyon.

     We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, Buyer and Lyon, and that there has been no material change in the assets, financial condition, business or prospects of the Company, Buyer or Lyon since the date of the most recent financial statements made available to us.

     We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company, Buyer or Lyon and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company, Buyer or Lyon. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

     It is understood that this Opinion is for the information of the Committee in connection with its evaluation of the Transaction and does not constitute a recommendation to the Company, Buyer or any holder of shares of common stock of the Company as to whether to enter into the Purchase Agreement or to take other action in connection with the Transaction. This Opinion is delivered to you subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter dated January 21, 1999 (the "Engagement Letter") with the Committee, and subject to the understanding that the obligations of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey")

The Special Committee Members of
The Presley Companies
September 16, 1999
Page  3

in the transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates unless permitted by the Engagement Letter. It is also understood that a copy of this Opinion will be delivered, by the Company, to the Indenture Trustee in accordance with the requirements of the Trust Indenture, dated as of June 29, 1994, with respect to the Company's 12.5% Senior Notes. This letter speaks only as of its date and we are under no obligation and do not undertake any obligation to update the Opinion at any time after the date hereof.

     The Company, Buyer and Lyon, like other companies and any business entities analyzed by Houlihan Lokey or which are otherwise involved in any manner in connection with this Opinion, could be materially affected by complications that may occur, or may be anticipated to occur, in computer-related applications as a result of the year change from 1999 to 2000 (the "Y2K Issue"). In accordance with long-standing practice and procedure, Houlihan Lokey's services are not designed to detect the likelihood and extent of the effect of the Y2K Issue, directly or indirectly, on the financial condition and/or operations of a business. Further, Houlihan Lokey has no responsibility with regard to the Company's, Buyer's or Lyon's efforts to make its systems, or any other systems (including its vendors and service providers), Year 2000 compliant on a timely basis. Accordingly, Houlihan Lokey shall not be responsible for any effect of the Y2K Issue on the matters set forth in this Opinion.

     Based upon the foregoing, and in reliance thereon, it is our opinion that the Consideration to be paid by the Company and Buyer in connection with the Transaction is fair to the Company and Buyer from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Merger Sub Bylaws will provide that Merger Sub shall indemnify and advance expenses to any person to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "Delaware Corporate Law"), whenever they are defendants or threatened to be made defendants in any legal or administrative proceeding by reason of the fact that such person is or was a director or officer of Merger Sub or is or was serving at the request of Merger Sub as a director, officer, employee or agent of another entity. Section 145 of the Delaware Corporate Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had not reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and then, where the person is adjudged to be liable to the corporation, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such expenses as the court shall deem proper.

     Presley and Merger Sub have entered into Indemnity Agreements with their directors and officers contractually obligating Presley and Merger Sub to provide indemnification rights substantially similar to those described above.

     Merger Sub is empowered by Section 102(b)(7) of the Delaware Corporate Law to include a provision in its Certificate of Incorporation that limits a director's liability to Merger Sub or its stockholders for monetary damages for breaches of his or her fiduciary duty as a director. The Merger Sub Certificate of Incorporation will state that directors shall not be liable for monetary damages for breaches of their fiduciary duty to the fullest extent permitted by the Delaware Corporate Law.

     Presley maintains (and after the Merger, Merger Sub plans to maintain) directors' and officers' insurance for certain expenses and losses for which indemnification is permitted by the Delaware Corporate Law and Presley Bylaws, including liabilities under the securities laws.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  2.1 Certificate of Ownership and Merger (included as Appendix A to the Proxy Statement/Prospectus)
  3.1 Certificate of Incorporation of the Registrant to be in
      effect immediately prior to the Merger (included as Appendix
      B to the Proxy Statement/Prospectus)
  3.2 Bylaws of the Registrant to be in effect immediately prior to the Merger (included as Appendix C to the Proxy
      Statement/Prospectus)
  4.1 Specimen of Presley Merger Sub, Inc. Common Stock
      Certificate
  5.1 Opinion of Irell & Manella LLP, counsel to the Registrant in connection with the Merger
  8.1 Opinion of Irell & Manella LLP, tax counsel to the
      Registrant in connection with the Merger
 10.1 Form of Indemnity Agreement
 10.2 Purchase Agreement and Escrow Instructions among The Presley
      Companies, Presley Homes, William Lyon Homes, Inc., William
      Lyon and William H. Lyon
 23.1 Consent of Irell & Manella LLP (included in Exhibit 5.1 and
      8.1)
 23.2 Consent of Morris, Nichols, Arsht & Tunnell (included in
      Exhibit 99.3)
 23.3 Consent of Warburg Dillon Read, LLC
 23.4 Consent of Houlihan Lokey Howard & Zukin Financial Advisors,
      Inc.
 23.5 Consent of Ernst & Young LLP
 23.6 Consent of CB Richard Ellis, Inc.
 24.1 Power of Attorney appointing Wade H. Cable and David M.
      Siegel to sign and file amendments hereto (included on
      Signature Page)
 99.1 Opinion of Warburg Dillon Read, LLC, financial advisor to
      The Presley Companies in connection with the Merger
      (included as Appendix D to the Proxy Statement/ Prospectus)
 99.2 Opinion of Houlihan Lokey Howard & Zukin Financial Advisors,
      Inc., financial advisor to The Presley Companies in
      connection with the Acquisition (included as Appendix E to the Proxy Statement/Prospectus)
 99.3 Opinion of Morris, Nichols, Arsht & Tunnell, special
      Delaware counsel to The Presley Companies in connection with the Merger
 99.4 Form of proxy to be distributed to the stockholders of The
      Presley Companies

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

     (1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form; and

     (2) Every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT, PRESLEY MERGER SUB, INC., A DELAWARE CORPORATION, HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEWPORT BEACH, STATE OF CALIFORNIA, ON OCTOBER 7, 1999.

                                          PRESLEY MERGER SUB, INC.
                                          a Delaware corporation

                                          By /s/ WILLIAM LYON

                                            ------------------------------------
                                             William Lyon
                                             Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Wade H. Cable and David M. Siegel and each of them, his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign one or more Registration Statements on Form S-4 of Presley Merger Sub, Inc., and any and all amendments thereto, including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON OCTOBER 7, 1999.

                     SIGNATURE                                         TITLE
                     ---------                                         -----

                 /s/ WILLIAM LYON                      Director, Chairman of the Board
---------------------------------------------------
                   William Lyon

                 /s/ WADE H. CABLE                     Director, President, Chief Executive
---------------------------------------------------    Officer (principal executive officer)
                   Wade H. Cable

                /s/ DAVID M. SIEGEL                    Senior Vice President, Chief
---------------------------------------------------    Financial Officer and Treasurer
                  David M. Siegel                      (principal accounting officer)

                /s/ JAMES E. DALTON                    Director
---------------------------------------------------
                  James E. Dalton

               /s/ STEVEN S. SAMPLE                    Director
---------------------------------------------------
                 Steven S. Sample

                     SIGNATURE                                         TITLE
                     ---------                                         -----
              /s/ MARSHALL E. STEARNS                  Director
---------------------------------------------------
                Marshall E. Stearns

                  /s/ RAY A. WATT                      Director
---------------------------------------------------
                    Ray A. Watt

               /s/ GREGORY P. FLYNN                    Director
---------------------------------------------------
                 Gregory P. Flynn

               /s/ KAREN S. SANDLER                    Director
---------------------------------------------------
                 Karen S. Sandler

                               INDEX TO EXHIBITS

                                                                           SEQUENTIALLY
EXHIBIT                                                                      NUMBERED
NUMBER                             DESCRIPTION                                 PAGE
-------                            -----------                             ------------
   2.1     Certificate of Ownership and Merger (included as Appendix A to the Proxy Statement/Prospectus)..........................
   3.1     Certificate of Incorporation of the Registrant to be in
           effect immediately prior to the Merger (included as Appendix
           B to the Proxy Statement/Prospectus)........................
   3.2     Bylaws of the Registrant to be in effect immediately prior to the Merger (included as Appendix C to the Proxy
           Statement/Prospectus).......................................
   4.1     Specimen of Presley Merger Sub, Inc. Common Stock
           Certificate.................................................
   5.1     Opinion of Irell & Manella LLP, counsel to the Registrant in connection with the Merger..................................
   8.1     Opinion of Irell & Manella LLP, tax counsel to the
           Registrant in connection with the Merger....................
  10.1     Form of Indemnity Agreement.................................
  10.2     Form of Purchase Agreement and Escrow Instructions among The
           Presley Companies, Presley Homes, William Lyon Homes, Inc.,
           William Lyon and William H. Lyon............................
  23.1     Consent of Irell & Manella LLP (included in Exhibit 5.1 and
           8.1)........................................................
  23.2     Consent of Morris, Nichols, Arsht & Tunnell (included in
           Exhibit 99.3)...............................................
  23.3     Consent of Warburg Dillon Read, LLC.........................
  23.4     Consent of Houlihan Lokey Howard & Zukin Financial Advisors,
           Inc. .......................................................
  23.5     Consent of Ernst & Young LLP................................
  23.6     Consent of CB Richard Ellis, Inc. ..........................
  24.1     Power of Attorney appointing Wade H. Cable and David M.
           Siegel to sign and file amendments hereto (included on
           Signature Page).............................................
  99.1     Opinion of Warburg Dillon Read, LLC, financial advisor to
           The Presley Companies in connection with the Merger
           (included as Appendix D to the Proxy
           Statement/Prospectus).......................................
  99.2     Opinion of Houlihan Lokey Howard & Zukin Financial Advisors,
           Inc., financial advisor to The Presley Companies in
           connection with the Acquisition (included as Appendix E to the Proxy Statement/ Prospectus)............................
  99.3     Opinion of Morris, Nichols, Arsht & Tunnell, special
           Delaware counsel to The Presley Companies in connection with the Merger..................................................
  99.4     Form of proxy to be distributed to the stockholders of The
           Presley Companies...........................................